UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1	Financial Results under Colombian GAAP 1H2013*

* The information, including the items, contained in this Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section and shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, except as otherwise expressly stated in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel

President's Report, First Semester, 2013

Bogotá, D.C.

Dear Shareholders,

The first semester of this year showed the economic slowdown we expected.  This slowdown particularly affected the banks' loan portfolios, which showed lower growth indices than in previous semesters. This reduced growth was accompanied by a generalized reduction in the average yield on loans and financial leases.  The reduction in yields was the result of fierce competition between new and existing banks to invest their entities' liquidity in productive assets, and the reduction in the intervention rate of  Central Bank of Colombia  Additionally, toward the end of the semester, the Chairman of the of the Federal Reserve System, Ben Bernanke, declared that the U.S. government was preparing to reduce the monthly injection of funds currently in place, as a result of the so-called QE (quantitative easing). The mere expectation within the market that the U.S. government would cease to inject USD 85,000 million per month into the economy caused the fixed income markets to suffer average increases of more than 200 basis points over a few days. Colombia was not immune to this phenomenon and, as a consequence, the rate curve of the government papers (Treasury Bonds - TES) rose significantly, severely affecting the valuation of these papers in the hands of the banks.  The increase in the TES rate curve affected Colombian banks in two ways. Some banks, principally those of Aval, managed to avoid their income statement being affected by having classified a large part of these papers as available for sale. These banks saw the impact of the increase in rates through their equity. Other banks, including some of the main banks in the system, made a strategic decision to classify their TES as trading securities, obviously failing to predict the behavior of the TES curve, and directly suffered the effects in their income statement accounts. It goes without saying that the return of many global investors to stronger currencies such as the dollar also caused an overall depreciation of currencies against the dollar.  The good news is that the sector is still in an optimum position to circumvent this turbulence, due to the strengthening process of the last few years, backed by high levels of solvency, profitability, and quality in the loan portfolio, together with increased and stable financing through local deposits and a low exposure to external financing.

The following is some of the information known to date about the behavior of the economy during the first semester of 2013.  In the first quarter of 2013, the Colombian economy grew 2.8%1 compared to the same quarter in 2012. Compared to the quarter immediately prior, GDP increased by 0.3%.  Central Bank of Colombia estimated GDP growth within a range of 2.0% to 4.0% for 2013.

Furthermore, we are optimistic because the labor market showed a positive performance. According to data from the National Bureau of Statistics (DANE, in its Spanish acronym), during the month of June, the unemployment rate was sitting at 9.2%, which is to say within the limits of the figure set to be achieved by the government.

1 DANE - Gross Domestic Product - First Quarter 2013 - Based on 2005

Inflation ended at 2.44% in 2012, and its performance was not ostensibly different in the first semester of 2013. Therefore, this important ratio remains below the 3.0% long-term goal set by the Board of Directors of Central Bank of Colombia.

To facilitate the reduction of the demand for consumer credit, the Board of Directors of Central Bank of Colombia successively reduced the intervention rate by 100 bps in the first semester, down to 3.25%.  The aforementioned appreciation of the peso was certainly further exacerbated by the purchases made by  Central Bank of Colombia for a value of USD 4,119.5 million between the months of January and June, through the direct purchase auction system.

Behavior of the Economy

With regard to growth observed in the Colombian economy, the Gross Domestic Product (GDP) for the first quarter of 2013 grew 2.8% compared to the same period in 2012. Growth versus the quarter immediately prior was 0.3%.

GDP analysis for large sectors in the first semester of 2013 compared with the same period in 2012, the following annual sectoral variations were observed: 1.4% in mining exploitation, 16.9% in construction, 3.4% in financial institutions, insurance, property and business services, 2.0% in transportation, warehouse services and communications, 2.8% in commerce, repair services, hotels and restaurants, 3.4% in electricity, manufactured gas and water, 4.5% in social, community and personal services, 2.4% in agriculture and livestock, forestry, hunting and fishing, and -4.1% in manufacturing. Total taxes increased by 2.8% as compared to the same period in 2012.

Regarding industry behavior, according to the latest figures from the Joint Survey of Industrial Opinions published by the National Association of Entrepreneurs of Colombia (ANDI, in its Spanish acronym) for the first semester of 2013, production decreased by 1.1%. Total sales did not increase, neither did sales of the domestic market. Moreover, utilization of installed capacity in June 2013 was at 75.2%, slightly lower than the historical average of 76.4%. Another economic predictor is the national demand for energy, which increased 2.64% between January and June 2013 (29,892.4 GWh) when compared to the same period in 2012 (29,123.30 GWh).

The General Index of the Colombian Securities Exchange (IGBC, in its Spanish acronym) closed at 12,828.5 points at the end of the first semester of 2013, which represents a decrease of 12.82% during the semester and a decrease of 4.39% between June 2012 to June 2013.

Economic Indices that Affect Consumers

According to DANE (in its Spanish acronym), at the end of June 2013, national unemployment rose to 9.2%, a figure less than that reported in December 2012 of 10.0%. At June 2013, the underemployment rate remained high, closing at 32.2%.

With regard to the inflation rate, variation of the Consumer Price Index (CPI) was 1.73% between January and June 2013. This rate is 0.28 percentage points less than that recorded for the same period in 2012 (2.01%). For the twelve months ended June 2013, the CPI was 2.16%, compared to 3.20% for the same period in 2012.

Trade Sector

In terms of the balance of trade, the period January to June 2013 recorded a surplus of USD 1,759.6 million FOB, compared to the surplus for the same period in 2012 of USD 2,202.5 million FOB. This is explained by a decrease in exports compared to imports. Exports dropped from USD 30,475.2 million FOB in the first semester of 2012 to USD 29,237.1 million FOB during the first semester of 2013 (a decrease of 4.1%), compared to a decrease of 0.5% in imports, which dropped from USD 27,627.6 million FOB to USD 27,478.6 million FOB.

Colombia continues to maintain an adequate level of net international reserves, with a balance of USD 40,816.7 million at June 2013, which is USD 6,551.2 million (19.1%) greater than that reported June 2012 (USD 34,265.5 million) and USD 3,350.1 million (8.9%) greater than that reported in December 2012 (USD 37,466.6 million). That is despite the fact that in June 2012 Central Bank of Colombia made net purchases of foreign currency for USD 4,119.5 million on the exchange market, compared with the net purchases made during the same period in 2012 (USD 1,959.9 million). This is an increase of USD 2,159.6 million.

Regarding the evolution of the Colombian peso against the dollar, the nominal exchange rate closed at COP 1,929.00 in June 2013, which represents a devaluation of 9.1% in the first semester of 2013 (COP 1,768.60 in December 2012).  During the twelve months ended June 2013, the dollar rose from COP 1,784.60 to COP 1,929.00, which represents a devaluation of 8.1%.

The spread of U.S. bonds compared to the Emerging Markets Bond Index for Colombia (EMBI Colombia) was 185 points at the end of June 2013. This represents an increase of 73 basis points compared to December 2012 (112 points) and an increase of 28 basis points compared to June 2012 (157 points).

Recent Performance of Financial Sector and Institutions in which Grupo Aval has Direct Investment

Certain figures deserve to be highlighted: total assets of the sector reached COP 387.8 trillion, increasing by 8.2% compared to December 2012 (COP 358.6 trillion). Total fixed income investments of the sector increased by 8.8% (COP 4.5 trillion), rising from COP 51.5 trillion in December 2012 to COP 56.0 trillion in June 2013. The share in fixed income investments within the sector's assets increased by 8 basis points in the first semester, rising from 14.37% to 14.45%. The TES share within fixed income investments decreased by 510 basis points, dropping from 73.77% in December 2012 to 68.66% in June 2013. The net loan portfolio grew by 6.9% over 2013, rising from COP 234.3 trillion in December 2012 to COP 250.4 trillion in June 2013. The loan portfolio growth by segment during the first semester of 2013 is as follows: the commercial loan portfolio grew by 7.2%, rising from COP 139.2 trillion in December 2012 to COP 149.3 trillion in June 2013; the consumer loan portfolio grew 4.8%, rising from COP 59.9 trillion in December 2012 to COP 62.8 trillion in June 2013; the microcredit portfolio grew 7.7%, rising from COP 6.3 trillion in December 2012 to COP 6.7 trillion in June 2013; and the mortgage portfolio grew 10.9%, rising from COP 18.2 trillion in December 2012 to COP 20.2 trillion in June 2013.  The quality of loans deteriorated 0.2%, rising from 2.8% in December 2012 to 3.0% in June 2013. For mortgage sector institutions, this ratio reached 3.8% at the end of June 2013. Meanwhile, coverage for past due loans of the sector decreased, dropping from 162.1% in December 2012 to 151.7% in June 2013.

In terms of foreclosed assets (BPRs in their Spanish acronym), banking sector performance was unfavorable, increasing the net balance of COP 325,034 million in December 2012 to COP 365,916 million in June 2013 (12.6%). The mortgage sector in this same period increased its net balance of foreclosed assets from COP 110,597 million to COP 117,756 million (6.5%).  At the end of June 2013, the net balance of foreclosed assets represents 0.09% of total assets for the system.

In the twelve months ended June 2013, the banking sector recorded earnings of COP 6.91 trillion (COP 3.28 trillion between July and December 2012 and COP 3.63 trillion between January and June 2013), COP 0.3 trillion (3.8%) greater than the COP 6.66 trillion reached during the same period in 2012 (COP 3.06 trillion between July and December 2011 and COP 3.60 trillion between January and June 2012).  Of the earnings obtained by the sector in the twelve months ended July 2013, 80.9% (COP 5.59 trillion) came from private national institutions, which, at the end of June 2013, represented 76.2% of the sector's assets (COP 295.5 trillion). Meanwhile, public institutions, which controlled 4.9% of the sector's assets (COP 19.2 trillion) generated 6.7% of profits (COP 0.46 trillion). Furthermore, private foreign institutions, which controlled 18.9% of assets (COP 73.2 trillion), recorded profits equivalent to 12.4% of the total, amounting to COP 0.86 trillion.

Sector Asset Distribution (June 2013)

Private National Entities 76.2%
Public National Entities 4.9%
Private Foreign Entities 18.9%

Sector Distribution of Net Income (12 months ended June 2013)

Private National Entities 80.9%
Public National Entities 6.7%
Private Foreign Entities 12.4%

Meanwhile, for the twelve months ended June 2013, the credit institutions in which Grupo Aval has direct investment (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas) reported net income of COP 2,609,423 million (COP 1,300,087 million in the second semester of 2012 and COP 1,309,337 million in the first semester of 2013). This is 19.3% greater than the income reported by these same institutions in the same period of 2012, which reached COP 2,187,412 million (COP 1,084,033 million in the second semester of 2011 and COP 1,103,379 million in the first semester of 2012). If we are to add to these earnings those obtained the same period by the Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A., the total profits rise to COP 2,805,394 million, 18.3% greater than that recorded for the same period in 2012 (COP 2,370,811 million).

With regard to the net loans and deposits for the first semester of 2013, the institutions in which Grupo Aval has direct investment grew as a whole by 5.2% and 8.0% respectively. Meanwhile, the entire banking sector recorded growth of 6.9% in both items during the same period.

Main Regulatory Measures

During the first semester of 2013, new regulatory measures were pronounced. Due to the significant effects they have on the sector institutions' results, they are highlighted and summarized in Annex No. 1.

Activities Carried Out to Further the Corporate Purpose

During the first semester of 2013, Grupo Aval carried out the following activities:

Vice-presidency of Shared Services

In the first semester of 2013, the Office of Shared Services supported several negotiation processes, both operational and technological, for Grupo Aval entities and the holding company. Among the main actions are:

•	The addition of new services and institutions to the Aval Service Network.
•	Core banking implementation in Banco de Occidente.
•	Maintenance of the accounting consolidation services and initial design of a new schema due to the decision to implement SAP as a common ERP tool for all Aval entities.
•	The Visa franchise credit card solution was implemented in Banco de Occidente, and the other two banks (Bogotá and AV Villas) are in the process of implementation and standardization.
•
Transactional service development for corporate entities continues with ICBS solution, as well as updates of versions to integrate new services and security features for current internet services and web pages.

•	Redesign of telecommunications contracts service and cost agreements.

•	Definition of standards for the systems implemented based on collaborative tool for process automation.
•	Regarding IT security, work with smaller entities to determine maturity levels in order to define a unique identity management tool.
•	In IT management, technology infrastructure and alternate data centers, continue working on optimization of services and costs.
•
Initial definition of the technological architecture that supports the operation of Grupo Aval's banks was carried out. In the second semester, the validation process will be undertaken with the institutions and a consultant.

•	Consultant to optimize processes and centralize corporate procurement was established.

Vice-presidency of Operational and Regulatory Risk

•
The Vice-presidency of Operational and Regulatory Risk Management supported the institutions in which Grupo Aval has direct investment in the analysis of credit risk and in the structuring of credit operations with the most important clients they have in common, using tools developed in Grupo Aval aimed at ensuring credit operations uphold credit standards, and at measuring returns according to the credit risk, opportunity cost and use of equity.

•	Best practices analysis continues in credit and operational risk management to submit to institutions in which Grupo Aval has direct investment for policy adoption.
•
Support was provided to the institutions in which Grupo Aval has direct investment in the assessment of tools for the implementation of Operational Risk Management Systems (SARO in its Spanish acronym) and the Money Laundering and Terrorist Financing Risk Management System (SARLAFT in its Spanish acronym).  Likewise, support was provided in the development and implementation of the Business Continuity Plan (PCN in its Spanish acronym).

•	Grupo Aval's compliance officer continues to ensure compliance with SARLAFT standards.
•	In line with the Sarbanes-Oxley Act (SOX) standards, Grupo Aval continues to ensure the assessment of its internal control systems of institutions in which it has direct investment.

Vice-presidency of Finance

•	Financial performance analysis of Grupo Aval portfolio companies, comparing results against their historical and forecast figures and against our main competitors.
•	M & A opportunities assessment.
•	Monitoring of financial sector trends in order to develop strategies that result in greater value for the Grupo Aval's shareholders.
•	Monitoring of financial activity trends in comparable countries.

Administrative Aspects and Human Resources Department:
•	Monitoring of the efficient allocation of resources according to the economic and control guidelines.
•	Execution of wellbeing, training and occupational health activities and programs, to achieve greater efficiency and productivity in the different areas of the company.

Organization and Methods Department:
•
Progress was made with regard to the documentation of the Company's policies and procedures as follows: all the policies and procedures of the Treasury Department were drawn up, documentation surrounding accounting processes and internal operational risk was initiated, and the procedures for various areas were updated. These areas included Technology, Administrative Management and Human Resources.

Vice-presidency of Accounting

•	Drafting, monitoring and performance analysis of the separate and consolidated financial statements of all the institutions that form a part of Grupo Aval.
•	Management of the Hyperion tool to provide support to the Grupo Aval's institutions in their corporate consolidation processes.
•	Drafting of all the reports necessary for the fulfillment of national and international regulations, following Colgaap, Banking and US GAAP standards.
•	Management of ERP-SAP for the drafting of the separate financial statements of the Grupo Aval parent holding company.
•	Drafting of all the reports necessary for the fulfillment of local regulations and those issued by oversight entities.
•	Fulfillment of fiscal reporting obligations.
•	Completion of the assessment phase of the corporate project for the adoption of International Financial Reporting Standards (IFRS).

Corporate Controller

During the first semester of 2013, the Corporate Comptroller carried out audit visits in fulfillment of the annual plan presented to Grupo Aval's President's Office. The institutions visited were as follows: a trust company, a leasing company, its brokerage, a warehousing company, a pension and severance fund management company, and companies in which Corficolombiana has capital investments.

Additionally, the Comptroller monitored the implementation of action plans for the improvement of some entities. Guidelines were also provided to Grupo Aval's institutions on matters related to control, information security and auditing.

During the first semester of 2013, use of the Ethics Hotline continued to be promoted as a communications channel that allows employees of Grupo Aval's institutions to lodge complaints. The complaints lodged in the first semester were promptly addressed.

The Corporate Comptroller visited the companies within the scope of the SOX methodology for 2012, to assess their compliance. Similarly, visits were carried out to some companies recently included in the SOX scope in 2013, to test the operational effectiveness of the controls.

Vice-presidency of Strategy

•	Market sizing to understand market dimensions in terms of loan portfolio and deposits and to identify where each institution should direct its efforts.
•	Payroll loan project to assist Banco Popular in defining how to protect this market, in which it is still a leader, and how to develop a winning strategy.
•	Monitoring of credit card and Bancaseguros development to increase market share.
•	Strategic Plan proposal for Grupo Aval.
•	Analysis of Corficolombiana's investment portfolio in order to decide which investments to sell during the first semester.
•	Drafting of a monthly report for each of the institutions in order to understand their performance and identify problems and opportunities.
•	M&A
-Country analysis to define priorities and identify targets in each country.
-Monitoring of Horizonte’s integration into Porvenir.
-Analysis of purchase of HSBC Panamá by Bancolombia.
-Coordination of acquisition of Banco Reformador.
-Coordination of acquisition of BBVA Panamá.
•	Development of various campaigns to support the growth of the institutions:
-Estelar / Avianca campaign.
-Credit campaign.
-Guardiola event.
-Ocesa events to promote the use of Grupo Aval bank credit cards.
-Global promotion 2013 / 2014.
•	Development of Grupo Aval Top 100; proposal presented for the implementation of this program.

Internal Auditing Department

During the first semester of 2013, in fulfillment of the auditing plan approved by Grupo Aval's Auditing Committee, the Internal Auditing Department audited the company's internal controls with a focus on key processes and risks. Aval emphasized adopting and implementing best practices, issuing reports on the results so those responsible could establish and monitor action plans, to ensure continuous improvement of internal controls within the company.

In accordance with the auditing plan and the defined scope, auditing tests were carried out on control procedures and financial information disclosure. The results demonstrated the effectiveness thereof.

Regular reports related to the results of assessments undertaken by the Internal Audit Department, including the results of the monitoring of action and improvement plans established by those responsible for processes were presented to Management and to Grupo Aval's Audit Committee.

Legal  Department

Coordination of the preparation process of Form 20-F, which the institution must present annually to the U.S. Securities and Exchange Commission.

Consultation and support in the following acquisition processes:

-
Refinement of the stock purchase agreement through which Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A., Banco de Bogotá S.A., Banco de Occidente S.A and Grupo Aval Acciones y Valores S.A. acquired shares in AFP Horizonte Pensiones y Cesantías.

-	Negotiation of the stock purchase agreement for the acquisition of Grupo Financiero Reformador in Guatemala on behalf of Credomatic International Corporation, a subsidiary of Banco de Bogotá S.A.

-
Process of due diligence and preliminary analysis related to the acquisition of Banco Bilbao Vizcaya Argentaria (Panamá) S.A. on behalf of Leasing Bogotá S.A. Panamá, a subsidiary of Banco de Bogotá S.A.

Participation in the Issuers Committee of the Colombian Securities Exchange, a forum in which initiatives for the development of the capital market in Colombia are discussed.

Verification of fulfillment of regulatory duties applicable to the company as a trading company and issuer of securities.

Development and negotiation of contracts necessary for the entity's operation.

Consultation regarding inquiries of a legal nature resulting from the institution's own activities.

Supervision and monitoring of trademarks registered by the company in Colombia and abroad, registration of new trademarks, renewal of those due for expiry, and filing of notices of opposition where relevant.

Monitoring of the legislative agenda of the Congress of the Republic and the regulations issued by the various authorities with the aim of ensuring their due implementation within Grupo Aval and its subordinate institutions, as appropriate. Contact with trade unions for the preparation and analysis of initiatives for the development of the financial sector in Colombia.

Response to the requirements and requests for information issued by the various governmental institutions, as well as requests received from the company's shareholders through the area of investor relations.

Period Results of Grupo Aval Acciones y Valores S.A.

The main financial results of Grupo Aval for the first semester of 2013 were:

Assets

At June 30, 2013, the total assets of Grupo Aval increased to COP 23,904,794 million, with an increase of 20.96% compared to the balance at December 31, 2012 (COP 19,762,754 million) and 23.39% compared to the balance at June 30, 2012 (COP 19,373,866 million). The company's assets are represented mainly by their investments in Banco de Bogotá, Banco de Occidente, Banco Popular, Banco Comercial AV Villas and Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir.
The main variations were: a decrease in cash of COP 772,789 million, which was used mainly in the acquisition of permanent investments in Banco de Bogotá for COP 403,455 million, Banco de Occidente for COP 219,445 million, and AFP Horizonte Pensiones y Cesantías for COP 71,403 million, and an increase in the valuation of investments of COP 3,763,230 million.

Liabilities

The total liabilities of Grupo Aval at June 30, 2013 increased to COP 2,301,677 million, with an increase of 3.1% compared to the balance at December 31, 2012 (COP 2,232,447 million) and a decrease of 0.09% compared to June 30, 2012 (COP 2,335,896 million). Grupo Aval's most significant liabilities are bonds issued by the company whose balance at June 30 increased to COP 724,249 million, and loans acquired with affiliated companies that increased to COP 1,219,184 million.
The most significant variation presented during the semester was the increase of its borrowings by COP 68,267 million.

Shareholders’ Equity

At the end of the first semester of 2013, shareholders’ equity of Grupo Aval increased to COP 21,603,117 million, with an increase of 23.23% compared to the balance at December 31, 2012 (COP 17,530,307 million) and an increase of 26.8% compared to the balance recorded on June 30, 2012 (COP 17,37,490 million).
Within its main variations, the increase of COP 3,729,948 million in surplus is mainly due to investment valuations.

Net Income

At the end of the first semester of 2013, Grupo Aval reported results of COP 811,122 million, COP 8,724 million (1.09%) greater than that registered in the second semester of 2012 (COP 802,398 million) and COP 88,548 million (12.25%) greater than the results obtained at the end of the first semester of 2012 (COP 722,574 million).
At the end of the first semester of 2013, Grupo Aval presented an operational margin of COP 872,198 million, represented mainly by income from the equity method, dividends and interest of COP 934,094 million and administrative and sales operating expenses of COP 61,896 million. The total operating income increased 2.27% compared to the second semester of 2012, and the administrative and sales operating expenses increased by 36.49%. The net non-operating income / expenses was -COP 57,443 million, including COP 27,592 million in income, mainly corresponding to the fee line item. Non-operating costs rose to COP 85,035 and their most significant figures correspond to financial expenses of COP 66,059 million, and COP 18,718 million due to losses in the equity method. Additionally, Grupo Aval recognized COP 3,633 million as income tax and CREE equality tax (in its Spanish acronym) in the semester.

Risk Rating

Given Grupo Aval's financial strength, in November 2012, BRC Investor Services S.A. confirmed the AAA credit rating of the ordinary bonds issued for COP 724,249 million. This rating demonstrates the highest creditworthiness and near total absence of risk factors. As well as indicating an issuer can easily meet its financial commitments.

Results of Grupo Aval's Main Investments

As at June 30, 2013, Grupo Aval had direct investments in the following institutions supervised by the Superintendence of Finance:

Banco de Bogotá S.A.

Grupo Aval owns 66.5% Banco de Bogotá shares.  Total assets of the bank at June 30, 2013, amounted to COP 53,511,448 million, and its equity at the same date increased to COP 9,570,038 million. During the first semester of 2013, the bank recorded a net income of COP 782,481 million, a figure that represents an increase of 6.73% compared to the second semester of 2012 (COP 733,156 million) and an increase of 26.68% compared to the first semester of 2012 (COP 617,692 million).

Banco de Bogotá's long-term debt has a AAA credit rating from BRC Investor Services S.A., which indicates its ability to promptly repay capital and interest is extremely high.  This is the highest investment grade rating. For its short-term debt, the bank has a BRC1+ rating, which is the highest investment grade category. That indicates the probability of timely repayment, of both capital and interest, is extremely high.

Banco de Occidente S.A.

Grupo Aval owns 72.04% of shares in Banco de Occidente, an institution that as of June 30, 2013, recorded total assets of COP 26,121,849 million and equity of COP 3,523,616 million. During the first semester of 2013, the bank obtained a net income of COP 214,714 million, with a decrease of 25.32% compared to the net income of the second semester of 2012 (COP 287,510 million) and a decrease of 3.98% compared to the figure corresponding to the first semester of 2012 (COP 223,616 million).

Banco de Occidente holds a AAA credit rating from BRC Investor Services S.A. for its long-term debt, which indicates that the capacity to promptly repay capital and interest is extremely high.  This is the highest investment grade rating. For its short-term debt, the bank has a BRC1+ rating, which is the highest investment grade category. That indicates the probability of timely repayment, of both capital and interest, is extremely high.

Banco Comercial AV Villas S.A.

The direct share of Grupo Aval in Banco Comercial AV Villas is 79.9%.  As at June 30, 2013, Banco AV Villas presented total assets of COP 9,439,627 million and equity of COP 1,106,913 million. During the first semester of 2013, Banco Comercial AV Villas accumulated profits of COP 91,257 million, with an increase of 0.58% compared to the profits of the second semester of 2012, which were COP 90,730 million, and an increase of 12.05% compared to that recorded during the first semester of 2012 (COP 81,442 million).

Banco AV Villas holds a AAA credit rating from BRC Investor Services S.A. for its long-term debt, which indicates that the capacity to promptly repay capital and interest is extremely high.  This is the highest investment grade rating. For its short-term debt, the bank has a BRC1+ rating, which is the highest investment grade category. That indicates the probability of timely repayment, of both capital and interest, is extremely high.

Banco Popular S.A.

Grupo Aval owns 93.7% of shares in Banco Popular. Total assets of the bank as of June 30, 2013, amounted to COP 15,755,443 million, and its equity at the same date rose to COP 2,194,202 million. During the first semester of 2013, the bank recorded a net income of COP 220,884 million, a figure that represents an increase of 17.06% compared to that of the second semester of 2012 (COP 188,691 million) and an increase of 22.29% compared to that recorded in the first semester of 2012 (COP 180,628 million).

Banco Popular holds a AAA credit rating from BRC Investor Services S.A. for its long-term debt, which indicates that the capacity to promptly repay capital and interest is extremely high.  This is the highest investment grade rating. For its short-term debt, the bank has a BRC1+ rating, which is the highest investment grade category. That indicates the probability of timely repayment, of both capital and interest, is extremely high.

Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.

Grupo Aval directly owns 20.0% of Porvenir. Meanwhile, Banco de Bogotá, Banco de Occidente and some of their subsidiaries own the remaining 80.0%. Porvenir is the largest pension and severance fund manager in Colombia in terms of value, with a market share in compulsory pensions of 28.2%, and of 34.0% in the severance market as of June 30, 2013.  At the end of June 2013, Porvenir had 3,841,122 affiliates  paying into mandatory pensions and 1,910,304 into severance funds. It also had managed assets totaling COP 39,809,891 million.

As of June 2013, Porvenir recorded total assets of COP 1,362,674 million, and equity of COP 883,938 million. The accumulated net income of the semester rose to COP 90,663 million, with a decrease of 13.91% compared to that of the second semester of 2012 (COP 105,307 million) and a decrease of 14.91% compared to that of the first semester of 2012 (COP 106,552 million).

Porvenir S.A. has been granted a AAA credit rating by the credit rating agency BRC Investor Services, which shows that the company has an exceptional financial position, operational capacity and market position. The organization's weaknesses are mitigated and neutralized by its strengths.

Corporación Financiera Colombiana S.A. (Corficolombiana)

Grupo Aval, through Banco de Bogotá, Banco de Occidente and Banco Popular, has indirect investments in Corporación Financiera Colombiana S.A. (Corficolombiana), an institution dedicated to the management of an important investment portfolio in companies of the financial and non-financial sectors, and to providing advice on banking investments.

At the end of June 2013, Corficolombiana had assets of COP 8,838,556 million, and its equity rose to COP 3,433,266 million. During the first semester of 2013, Corficolombiana recorded profits of COP 312,968 million, with an increase of 166.99% when compared to those obtained in the second semester of 2012 (COP 117,222 million) and an increase of 12.60% compared to those recorded during the first semester of 2012 (COP 277,957 million).

Corficolombiana holds a AAA credit rating from BRC Investor Services S.A. for its long-term debt, which indicates that the capacity to promptly repay capital and interest is extremely high.  This is the highest investment grade rating. For its short-term debt, the institution has a rating of BRC1+, which is the highest investment grade category. That indicates the probability of timely repayment, of both capital and interest, is extremely high.

Results for the Companies in which Grupo Aval has Direct Investment

The following presents the analysis of the main line items of the financial statements for the companies in which Grupo Aval has direct investment, for the first semester of 2013.

Gross Financial Margin

In the first semester of 2013, the gross financial margin reported by the entities in which Grupo Aval has direct investment increased to COP 4,408,232 million, 35.6% higher than the margin obtained between January and June, 2012 (COP 3,250,628 million) and 19.5% higher than the margin presented at the end of the second semester of 2012 (COP 3,688,610 million).

Gross Financial Margin*					Variation % S1 - 2013 vs.	Variation % S1 - 2013 vs.
(Millions of pesos)	S2 -2011	S1 - 2012	S2 - 2012	S1 - 2013	S1 – 2012	S2 - 2012
Banco de Bogotá	1,669,217	1,491,484	1,805,024	2,459,055	64.9	36.2
Banco de Occidente	748,362	815,289	889,061	872,482	7.0	-1.9
Banco Popular	548,200	571,172	591,790	618,670	8.3	4.5
Banco AV Villas	344,162	372,683	402,736	458,023	22.9	13.7
Total	3,309,941	3,250,628	3,688,610	4,408,232	35.6	19.5
*Net income from interest plus net income other than interest.
Cumulative figures for each semester.
Source: Superintendency of Finance of Colombia

Deposits and Current Liabilities

The consolidated deposits of entities in which Grupo Aval has direct investment increased to COP 69,584,065 million to the cut-off date in June 2013, 17.8% higher than the balance of June, 2012 (COP 59,77,032 million) and 7.9% higher than the balance of December 2012 (COP 64,481,139 million). The performance of entities in which Grupo Aval has direct investment was lower than that of the financial sector for the year. The sector increased its deposits by 20.5% between June 2012 and June 2013. Its performance was also higher for the semester, since the increase was 6.9% between December 2012 and June 2013. As a result, the entities in which Grupo Aval has direct investment, achieved a 27.7% market share in deposits and current liabilities. The market share of savings accounts and term deposits stands out in the composition of deposits which increased to 49.4% and 28.4% of the combination, respectively.

Deposits and Current Liabilities (Millions of pesos)	December 2011	Composition %	June 2012	Composition %	December 2012	Composition %	June 2013	Composition %
Checking Account	13,752,140	24.6	13,805,787	23.4	14,418,196	22.4	14,836,872	21.3
Savings Deposits	27,126,772	48.6	27,951,699	47.3	31,983,012	49.6	34,349,222	49.4
Time Deposit	14,137,260	25.3	16,711,299	28.3	17,353,451	26.9	19,788,789	28.4
Others	843,249	1.5	608,247	1.0	726,479	1.1	609,181	0.9
Total	55,859,421	100.0	59,077,032	100.0	64,481,139	100.0	69,584,064	100.0
Balances at the end of each period.
Source: Superintendency of Finance of Colombia

Past Due Loans, Loan Provisions and Coverage Ratio

At the end of the first semester of 2013, the past due loans over gross loans ratio of entities in which Grupo Aval as direct investment was 2.4%, 20 basis points higher than the rate recorded in June 2012 (2.2%) and 18 basis points higher than the same item at December 31, 2012 (2.3%).  The past due loan ratio of the financial sector was 3.0% at June 30, 2013.

Past Due Loans (Millions of pesos)	December 2011	Ratio* %	June 2012	Ratio* %	December 2012	Ratio* %	June 2013	Ratio* %
Banco de Bogotá	438,708	1.6	525,012	1.8	645,563	2.1	757,758	2.3
Banco de Occidente	362,111	2.5	407,053	2.6	415,867	2.5	471,176	2.6
Banco Popular	209,513	2.1	260,017	2.3	246,586	2.1	258,283	2.2
Banco AV Villas	142,340	2.8	170,299	3.1	179,622	3.1	201,465	3.2
Total	1,152,671	2.0	1,362,380	2.2	1,487,638	2.3	1,688,681	2.4
Past due loans / Gross loans.
Source: l Superintendency of Finance of Colombia

At the end of the first semester of 2013, the loan provisions balance of entities in which Grupo Aval has direct investment grew by 9.1% compared to June 2012 and by 15.2% compared to December 2012, lower than the growth of these banks' gross loan portfolio.

Loan Provisions (Millions of pesos)	December 2011	June 2012	December 2012	June 2013	Variation % Jun-13 vs. Jun-12	Variation % Jun-13 vs. Dec-12
Banco de Bogotá	852,821	893,513	1,006,767	1,093,783	22.4	8.6
Banco de Occidente	572,519	604,944	609,473	671,600	11.0	10.2
Banco Popular	388,562	423,215	429,268	456,277	7.8	6.3
Banco AV Villas	243,636	253,952	251,158	284,926	12.2	13.4
Total	2,057,538	2,175,624	2,296,666	2,506,586	15.2	9.1
Balances at the end of each period.
Source:Superintendency of Finance of Colombia

In terms of the past due loan coverage ratio, Banco Popular continues to maintain an extensive and healthy coverage, 176.7% higher than the 151.7% reported by the sector at June 2013.

PDL Coverage %	December 2011	June 2012	December 2012	June 2013
Banco de Bogotá	194.4	170.2	156.0	144.3
Banco de Occidente	158.1	148.6	146.6	142.5
Banco Popular	185.5	162.8	174.1	176.7
Banco AV Villas	171.2	149.1	139.8	141.4
Total	178.5	159.7	154.4	148.4

Total Provisions

The gross provision expenses of the first semester of 2013 of the entities in which Grupo Aval has direct investment increased to COP 1,354,514 million, as presented in the table below. Additionally, the recoveries, charge-offs, profit from asset sales and investment reclassification to trust rights amounted to COP 1,126,829 million. To summarize, the net activity of provisions in the first semester of 2013 was COP 227,685 million, an increase of COP 97,695 million compared to the net activity of the second semester of 2012, which was COP 129,990 million.

Provisions
Activity between December 31, 2012 and June 30, 2013
Figures in COP Millions

	Banco de Bogotá	Banco de Occidente	Banco Comercial AV Villas	Banco Popular	Total

Loan Provisions
Balance Dec. 31/12	1,006,767	609,474	251,158	429,268	2,296,667
(+) Provision Charged to Expenses	541,709	347,358	171,926	182,365	1,243,358
(-) Recoveries	301,099	180,721	79,817	128,433	690,070
(-) Charge-offs	153,594	104,511	58,341	26,923	343,369
Net Activity	87,016	62,126	33,768	27,009	209,919
Balance Jun. 30/13	1,093,783	671,600	284,926	456,277	2,506,586

Provisions
Activity between December 31, 2012 and June 30, 2013
Figures in COP Millions

	Banco de Bogotá	Banco de Occidente	Banco Comercial AV Villas	Banco Popular	Total

Investment Provisions
Balance Dec. 31/12	702	-	2,216	-	2,918
(+) Provision Charged to Expenses	65	-	45	-	110
(-) Recoveries	2	-	-	-	2
Net Activity	62	-	45	-	108
Balance Jun. 30/13	764	-	2,261	-	3,026

Foreclosed Asset Provision
Balance Dec. 31/12	57,257	24,804	7,861	27,881	117,803
(+) Provision Charged to Expenses	6,119	4,332	705	1,585	12,741
(-) Recoveries	4,698	3,591	247	385	8,921
(-) Utilization of Funds from the Sale of Goods	617	-	58	178	853
(+) Provision from Restitution and Reclassification of Goods Received in Payment	161	-	-	-	161
Net Activity	965	741	400	1,022	3,128
Balance Jun. 30/13	58,222	25,545	8,261	28,903	120,931

Accounts Receivable Provision
Balance Dec. 31/12	83,708	36,607	18,612	21,295	160,222
(+) Provision Charged to Expenses	47,595	33,329	7,646	5,292	93,862
(-) Recoveries	17,633	14,044	3,852	4,220	39,749
(-) Charge-offs	20,765	13,645	2,805	2,484	39,699
Net Activity	9,197	5,640	989	(1,412)	14,414
Balance Jun. 30/13	92,905	42,247	19,601	19,883	174,636

Provisions
Activity between December 31, 2012 and June 30, 2013
Figures in COP Millions

	Banco de Bogotá	Banco de Occidente	Banco Comercial AV Villas	Banco Popular	Total

Property, Plant and Equipment and Other Provisions
Balance Dec. 31/12	3,785	5,994	2,581	1,968	14,328
(+) Provision Charged to Expenses	1,304	2,964	176	-	4,444
(-) Recoveries	365	2,116	254	858	3,593
(-) Charge-offs	19	-	-	-	19
Net Activity	920	848	(78)	(858)	832
Balance Jun. 30/13	4,705	6,842	2,503	1,110	15,160

Provisions of Other Assets in Trust Rights
Balance Dec. 31/12	2,398	-	7,510	14,501	24,409
(-) Recoveries	-	-	625	89	714
Net Activity	-	-	(625)	(89)	(714)
Balance Jun. 30/13	2,398	-	6,885	14,412	23,695

Total

Balance Dec. 31/12	1,154,617	676,879	289,938	494,913	2,616,346
(+) Provision Charged to Expenses	596,791	387,983	180,498	189,242	1,354,514
(-) Recoveries	323,798	200,472	84,795	133,985	743,050
(-) Charge-offs	174,378	118,156	61,146	29,407	383,087
(-) Utilization of Funds from the Sale of Goods	617	-	58	178	853
(+) Provision from Restitution and Reclassification of Goods Received in Payment	161	-	-	-	161
Net Activity	98,159	69,355	34,499	25,672	227,685
Balance Jun. 30/13	1,252,776	746,234	324,437	520,585	2,844,032

Foreclosed Assets (BRPs, in its Spanish acronym)

In the first semester of 2013, the gross balance of foreclosed assets of the entities in which Grupo Aval has direct investment decreased by COP 3,265 million, from COP 183,391 to COP 180,126 million. The net foreclosed assets of entities in which Grupo Aval has direct investment correspond to 16.5% of the whole banking system, which is less than its market share. It is worth highlighting that during the period in mention, the entities made gross sales of foreclosed assets for the value of COP 33,203 million.

Foreclosed Assets BRPs
Activity between December 31, 2012 and June 30, 2013
Figures in COP Millions

GROSS BRPs	Banco de Bogotá	Banco de Occidente	Banco Comercial AV Villas	Banco Popular	Total
Real Estate
Balance Dec. 31/12	57,371	48,657	12,930	34,607	153,565
(+ ) Goods Received	5,476	3,939	781	1,306	11,502
(- ) Goods Sold	1,948	13,385	737	774	16,844
Net Activity	3,528	(9,446)	44	532	(5,342)
Balance Jun. 30/13	60,899	39,211	12,974	35,139	148,223

Real Estate and Securities
Balance Dec. 31/12	21,903	3,715	217	3,991	29,826
(+ ) Goods Received	1,634	14,988	-	1,814	18,436
(- ) Goods Sold	8,816	7,183	-	361	16,360
Net Activity	(7,182)	7,805	-	1,453	2,076
Balance Jun. 30/13	14,721	11,520	217	5,444	31,902

Total Gross Foreclosed Assets
Balance Dec. 31/12	79,274	52,372	13,147	38,598	183,391
(+ ) Goods Received	7,110	18,927	781	3,120	29,938
(- ) Goods Sold	10,764	20,568	737	1,135	33,204
Net Activity	(3,654)	(1,641)	44	1,985	(3,266)
Balance Jun. 30/13	75,620	50,731	13,191	40,583	180,126

BRP PROVISIONS
Balance Dec. 31/12	55,977	24,804	7,851	27,880	116,512
(+) Income Statement Provisions	6,119	4,332	705	1,585	12,741
(+) Provision from Restitution and Reclassification of Goods Received in payment	160	-	-	-	160
(-) Utilization of Funds from Sales	618	-	58	178	854
(-) Recoveries	4,696	3,591	247	385	8,919
Net Activity	965	741	400	1,022	3,128
Balance Jun. 30/13	56,942	25,545	8,251	28,902	119,640

FORECLOSED ASSETS
Balance Dec. 31/12	23,297	27,568	5,296	10,718	66,879
(+) Net Variation of Gross Foreclosed Assets	(3,654)	(1,641)	44	1,985	(3,266)
(-) Net Variation of Foreclosed Asset Provisions	965	741	400	1,022	3,128
Total Net Activity	(4,619)	(2,382)	(356)	963	(6,394)
Balance Jun. 30/13	18,678	25,186	4,940	11,681	60,485

Labor Expenses

The consolidated labor expenses as a percentage of the consolidated gross financial margin of the entities in which Grupo Aval has direct investment amounted to 14.3% in the first semester of 2013, a figure lower than the same ratio obtained by these entities in June 2012 (18.0%) and lower than the ratio of December 2012 (16.5%). The ratio for the Colombian banking system was 19.1% for the first semester of 2013. These expenses for the entities in which Grupo Aval has direct investment amounted to COP 632,483 million during the first semester of 2013, 7.9% higher than those recorded in the first semester of 2012 and 3.7% higher than those of the second semester of 2012.

Labor Expenses					Variation % S1 - 2013 vs.	Variation % S1 - 2013 vs.
(Millions of pesos)	S2 - 2011	S1 -2012	S2 - 2012	S1 - 2013	S1 - 2012	S2 - 2012
Banco de Bogotá	219,703	232,626	245,835	264,801	13.8	7.7
Banco de Occidente	158,272	161,845	168,241	173,739	7.3	3.3
Banco Popular	112,971	115,993	121,208	116,131	0.1	-4.2
Banco AV Villas	73,213	75,824	74,398	77,813	2.6	4.6
Total	564,160	586,289	609,680	632,483	7.9	3.7
GFM	3,309,941	3,250,628	3,688,610	4,408,232
% Personnel expenses vs. GFM	17.0	18.0	16.5	14.3
GFM: Gross Financial Margin.
Cumulative figures for each semester.
Source: Superintendency of Finance of Colombia

Direct and Indirect Taxes and Legal Contributions

In the first semester of 2013, the income tax and complementary taxes incurred by the entities in which Grupo Aval has direct investment and its subordinate companies amounted to COP 638,358 million, which represents a 10.5% increase compared to the amount recorded in the first semester of 2012 (COP 577,836 million) and a 4.7% increase compared to the second semester of 2012 (COP 609,358 million). The Effective Tax Rate (ETR) applicable in the entities in which Grupo Aval has direct investment amounted to 27.7%, higher than the average ETR of the financial sector for the same period, which was 23.0%.

Income Tax *	S2 - 2011		S1 - 2012		S2 - 2012		S1 - 2013		Variation %
and ETR	Income	ETR	Income	ETR	Income	ETR	Income	ETR	S1 - 2013	S1 - 2013
(Millions of pesos)	Tax	%	Tax	%	Tax	%	Tax	%	S1 - 2012	S2 - 2012
Banco de Bogotá	169,570	22.2	202,226	24.7	235,747	24.3	256,976	24.7	27.1	9.0
Banco de Occidente	61,254	21.3	98,948	30.7	67,118	18.9	71,915	25.1	(27.3)	7.1
Banco Popular	80,962	31.8	85,978	32.2	92,719	32.9	110,476	33.3	28.5	19.2
Banco AV Villas	39,254	30.4	32,863	28.8	45,023	33.2	49,735	35.3	51.3	10.5
Porvenir***	43,302	36.0	54,992	34.0	50,270	31.7	53,133	33.0	(3.4)	5.7
Grupo Aval Entities Subtotal	394,342	25.4	475,007	28.2	490,877	25.8	542,235	27.7	14.2	10.5
Subsidiaries of Grupo Aval Entities**	106,311	22.4	102,828	16.6	118,958	19.1	96,123	12.7	(6.5)	(19.2)
Total	500,653	24.7	577,836	25.1	609,835	24.2	638,358	23.5	10.5	4.7
* Cumulative figures for each semester.
** The subsidiaries of the entities in which Grupo Aval has direct investment include Fidubogota, Casa de Bolsa, Corficol Consolidated, Almaviva, Ventas y Servicios, Fiduoccidente, Alpopular and Fidupopular.
*** Porvenir includes AFP Horizonte from the first semester of 2013.

Additionally, if the multiple indirect taxes and other legal contributions are added to the income tax and complementary taxes, the entities in which Grupo Aval has direct investment and its subsidiaries incurred taxes of COP 1,044,060 million in the first semester of 2013, with a 12.4% increase compared to the same line item in the first semester of 2012 (COP 928,827 million), and a 5.5% increase compared to the same line item for the second semester of 2012 (COP 990,064 million). When comparing the mentioned tax figure of the first semester of 2013 with the dividends paid during the same period by the entities in which Grupo Aval has direct investment, there is a clear disproportion when we see how, during the first semester of 2013, the entities paid dividends of COP 648,481 million, while they paid taxes of COP 1,044,060 million.  In other words, in the first semester of 2013, for every peso that Grupo Aval subsidiaries paid to their shareholders, they had to pay 1.61 pesos to the State.

Direct, Indirect Taxes and Legal Contributions*, ETR and Paid Dividends
	S2 - 2011			S1 - 2012			S2 - 2012			S1 - 2013
	Taxes	ETR	Dividends	Taxes	ETR	Dividends	Taxes	ETR	Dividends	Taxes	ETR	Dividends
(Millions of pesos)	(1)%		Paid	(1)%		Paid	(1)%		Paid	(1)%		Paid
Banco de Bogotá	300,459	33.6	234,171	343,236	35.7	247,827	388,865	34.7	268,479	414,637	34.6	304,619
Banco de Occidente	127,509	36.0	97,592	169,274	43.1	104,895	146,288	33.7	105,562	152,542	41.5	112,972
Banco Popular	136,189	44.0	86,035	136,394	43.0	87,410	150,750	44.4	91,090	163,692	42.6	88,986
Banco AV Villas	73,385	44.9	35,474	67,968	45.5	35,504	78,769	46.5	38,061	88,992	49.4	39,305
Porvenir	62,348	44.8	80,508	58,678	35.5	75,923	54,444	33.4	102,954	61,338	36.2	102,599
Grupo Aval Entities Subtotal	699,890	37.6	533,780	775,550	39.1	551,559	819,116	36.8	606,146	881,201	38.3	648,481
Subsidiaries of Grupo Aval Entities**	134,458			153,277			170,948			162,859
Total	834,348	35.3	533,780	928,827	35.0	551,559	990,064	34.1	606,146	1,044,060	33.4	648,481
* Cumulative figures for each semester.
ETR = Effective Tax Rate - Calculated as the direct and indirect taxes and legal contributions incurred on profit before direct and indirect taxes and legal contributions.
 It includes income tax and complementary taxes, equity tax, contributions to the Superintendency of Finance and the Superintendency of Corporations, deposit insurance, financial transaction tax and indirect taxes (Non-deductible VAT, Industry and Commerce tax, Property tax, the Surcharge and others, 50% remunerated reserve and Registration and Annotation fees).
** The subsidiaries of the entities in which Grupo Aval has direct investment include: Fidubogota, Casa de Bolsa, Corficolombiana Consolidated, Almaviva, Ventas y Servicios, Fiduoccidente, Alpopular and Fidupopular.

Net Income

As a result of the above, in the first semester of 2013, the entities in which Grupo Aval has direct investment recorded consolidated net income of COP 1,399,999 million (COP 1,309,337 million, if Porvenir is excluded), showing a 15.7% increase from the COP 1,209,931 million recorded during the first semester of 2012 (COP 1,103,379 million if Porvenir is excluded) and a 0.4% decrease when compared with the COP 1,405,394 million recorded by these entities in the second semester of 2012 (COP 1,300,087 million if Porvenir is excluded).

Net Income					Variation % S1 - 13 vs.	Variation % S1 - 13 vs.
(Millions of pesos)	S2 - 11	S1 - 12	S2 - 12	S1 - 13	S1 - 12	S2 - 12
Banco de Bogotá	593,740	617,692	733,156	782,481	26.7	6.7
Banco de Occidente	226,938	223,616	287,510	214,714	-4.0	-25.3
Banco Popular	173,333	180,629	188,691	220,884	22.3	17.1
Banco AV Villas	90,022	81,442	90,730	91,257	12.1	0.6
Total excluding Porvenir	1,084,033	1,103,379	1,300,087	1,309,336	18.7	0.7
Porvenir	76,847	106,552	105,307	90,663	-14.9	-13.9
Total with Porvenir	1,160,880	1,209,931	1,405,394	1,399,999	15.7	-0.4
Cumulative figures for each semester.
Source: Superintendency of Finance of Colombia

Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir and AFP Horizonte Pensiones y Cesantías

During the first semester of 2013, Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir continued to lead the pension and severance fund sector, reporting net income of COP 90,663 million which represent 56.5% of the total net income obtained by the system of private pension and severance fund managers (AFPs in its Spanish acronym). If the results of the recently acquired AFP Horizonte of COP 17,444 million for the same period are added, Grupo Aval represents 67.4% of the AFP system.  Additionally, as of June 2013, Porvenir and Horizonte had a 51.9% market share in the mandatory pension fund affiliates and a 58.3% market share in severance fund affiliates. As of June 2013, Porvenir and Horizonte managed funds for a value of COP 61,231,533 million, which represents 42.6% of the market and a 11.8% increase compared to the figures at the end of June 2012 (COP 54,781,023 million) and a 0.1% increase compared to the figures of December 2012 (COP 61,140,291 million).

Results of the Pension and Severance Fund Managing Companies
	Results S1 – 2013 (Millions of pesos)	% of the Total	Mandatory Pension Fund Affiliates*	% of the Total	Severance Payment Fund Affiliates*	% of the Total	Total Assets Under Management** (Millions of pesos)	% of the Total
Porvenir	90,663	56.5	3,841,122	34.0	1,910,304	30.5	39,809,891	27.7
Protección	27,783	17.3	3,670,898	32.5	1,942,547	31.0	53,020,426	37.0
Horizonte	17,444	10.9	2,019,351	17.9	1,744,607	27.8	21,421,642	14.9
Citicolfondos	4,674	2.9	1,677,050	14.9	626,417	10.0	18,868,852	13.1
Skandia	19,798	12.3	81,671	0.7	44,611	0.7	10,370,063	7.2
Total	160,362	100.0	11,290,092	100.0	6,268,486	100.0	143,490,874	100.0
*Figures as of June 2013.
** The value of the administered funds includes, mandatory pension funds, voluntary pension funds and severance funds.
Source: Superintendency of Finance of Colombia

Forecast Evolution of Grupo Aval and its Controlled Entities

Economy

In spite of the global economic crisis, neither the financial system or capital flows have been directly affected. It is expected that the recovery of the global economy will continue.

Development of the Company

Grupo Aval will continue to develop its strategy focused on managing financial entities that are collectively leaders of the sector in Colombia. It specifically aims to:

•	Achieve organic and inorganic growth greater than that of the market, which will allow it to achieve sustained growth in market share and in profitability, both nationally and internationally.

•	Generate value for the shareholders.

•	Maintain a solid equity position in Grupo Aval and its subsidiaries.

•	Help develop banking penetration where Grupo Aval operates.

•	Maintain the highest rates of administrative and operational efficiency, sharing best practices and creating synergies with the companies of Grupo Aval.

The different departments of Grupo Aval will continue to develop the work they are currently responsible for, as follows:

Vice-presidency Shared Services

Continue supporting the initiatives described above and additionally:

•	Structure the entire unification process of the ERP (Enterprise Resource Planning) of all Grupo Aval entities.
•
Support Grupo Aval in finding solutions that facilitate innovation, cost optimization and service improvement for all the entities such as mobile banking, personal online banking, presence on social networks, automatic commission generation, etc.

Vice-presidency of Operational and Regulatory Risk

•
Development of tools that enable the establishment of an appropriate level of return on the loan portfolio, the appropriate structure for significant credit operations and the identification of concentrations in economic groups and sectors of the economy.

•	Support for Operational Risk (SARO, SARLAFT, PCN) to unite efforts, identify best practices and achieve economies of scale.
•	Development of tools that evaluate market and liquidity risk.
•	Ensure that the entities in which Grupo Aval has direct investment have internal control systems that comply with the standards of the Sarbanes-Oxley (SOX) Act.

Vice-presidency of Finance

•	Planning and follow-up of the entities' financial results, recommending strategies and evaluating their performance.
•	Programs designed to achieve employee wellbeing, improvement of the work environment, strengthening of the corporate culture and a greater commitment to the entity will be implemented.
•	The different administrative policies and procedures will continue to be followed up in all areas for the appropriate allocation of resources, seeking greater profitability and efficiency.
•	A new company intranet will be set up.

Vice-presidency of Accounting

•	Review of processes to ensure their adequate operation and constant improvement.
•	Continue with the coordination of the corporate process of adopting IFRS in the mandatory preparation period.
•	Implementation of best practices in the preparation of reports of Grupo Aval’s main investments and of the company's financial statements.

Vice-presidency of Corporate Compliance

The Corporate Compliance Office will continue to implement the visit plan for 2013, which was presented to Grupo Aval’s President. Furthermore, there will be follow-up to review the compliance of action plans proposed by the entities.

Similarly, the Compliance office will continue to share the necessary and relevant guidelines with the Grupo Aval entities, on issues of control, auditing and information security.

It will continue to promote the Grupo Aval Ethics Hotline, and reports made by employees of Grupo Aval and its subsidiaries through this medium will receive a timely response.

Moreover, the Corporate Compliance Office will verify the application of the SOX methodology defined by Grupo Aval in the companies included in its scope for 2013, reviewing the information that supports the method's different stages and carrying out the corresponding tests.

Vice-presidency of Strategy

•	Efficiency/Expenses project to identify savings opportunities for each entity.
•	Commission project to compare Grupo Aval with the regional and local market, and identify opportunities for improvement.
•	Affluent Segment project to assess opportunities and management models.
•	ATH network optimization project.
•	Branch performance project.
•	Mortgage market strategy project.

•	FacilPass launch.
•	Relaunch plan for Transfer.
-	Development of various campaigns to support the growth of the entities:
Savings campaign (promotion or contest that gives incentives to increase volumes).
-	LAN and Estelar campaign, second semester.
-	Ocesa project, development of activity plan for 2014
-	Proposal to continue enriching the Experiencias Aval program.

•	Benchmark analysis of Grupo Aval subsidiaries.
•	Analysis of Corficolombiana's investment portfolio to decide which investments to sell in the second semester.
•	Corficolombiana, development of an agricultural fund.
•	Banco Popular Strategy.
•	Follow-up of Initiatives:
-Credit cards.
-Implementation of the Payroll loan project at Banco Popular.
-Bancassurance.
•	Continue enriching the monthly report for each entity in order to understand their performance, and identify problems and opportunities.
•	M&A
-	Follow-up of Horizante's incorporation into Porvenir.
-	Projects to evaluate as opportunities arise.
•	Implementation of the Grupo Aval Top 100 plan.

Internal Auditing Department

In the second semester of 2013, in compliance with the auditing plan approved by Grupo Aval's Auditing Committee, the Internal Auditing Management will continue to audit the Company's internal controls with a focus on key processes and risks, adopting and implementing best practices and working for the continuous improvement of internal controls in the Company.

In accordance with the auditing plan and the scope to be defined, assessments will continue to be made on the effectiveness of the control and disclosure procedures of the financial information of Grupo Aval Acciones y Valores S.A.

Periodic reports related to the results of assessments undertaken by the Internal Audit Management, including the results of the monitoring of action plans and improvements established by those responsible for processes will continue to be presented to Management and Grupo Aval's Audit Committee.

Legal Department

It will continue to provide support for the entities' internal and corporate legal needs, especially regarding the preparation and negotiation of contracts, corporate governance matters, brand follow-up, advice on legal concerns that arise from the activities of the entity and its subordinate companies and the fulfillment of its regulatory duties as a securities issuer.

The Legal Department will also continue to coordinate some corporate projects in which Grupo Aval's subordinate entities collectively participate, as well as the implementation and follow-up of the corporate guidelines that the entity's Office of the President organizes.

Additionally, legislative initiatives and regulatory changes that affect the activity implemented by Grupo Aval and its subordinate entities (mainly the financial and securities sector) will be monitored to implement the necessary measures in order to fully comply with applicable legislation.

Operations with Partners and Managers

The operations carried out by Grupo Aval with its partners and managers are duly explained in Note 25 of the financial statements.

Risks Faced by Grupo Aval

•
Internal macroeconomic environment: The context in which Grupo Aval develops depends on the macroeconomic adjustments designed by the National Government and how they affect the country's tax sustainability.

•
Regulatory changes: The constant regulatory changes by the different oversight and control, tax and accounting authorities will continue to affect the anticipated returns of Grupo Aval and its subsidiaries.

•	Market risk: The volatility of the market directly affects the portfolio prices of Grupo Aval and its subsidiaries.

•
External macroeconomic environment: The perception of the Colombian economy in other countries directly affects the prices at which Colombian securities are traded, the rates at which the Government must issue them and potentially, the value of the investment portfolios of the entities and the manager's pension and severance funds.

Evolution of the Share Price

Between December 2012 and June 2013, the common share price increased 5.0%, from COP 1,290 to COP 1,355, and the preferred share price increased 5.7%, from COP 1,300 to COP 1,375. In the same period, the General Index of the Colombian Stock Exchange (IGBC in its Spanish acronym) decreased by 12.8%.

Important Events After Closing

After June 30, 2013, relevant events have occurred which are shown in Note 37 of the separate financial statements.

Status of Intellectual Property and Copyright Law Compliance

Pursuant to law 222 of 1995 (article 47- section 4), amended by Law 603 of 2000, Grupo Aval has complied with intellectual property and copyright regulations. Products and programs protected by copyright  have been  duly licensed by Grupo Aval.

Financial Information Disclosure and Control Process Results

In accordance with Article 47 of Law 964 of 2005, Grupo Aval Acciones y Valores S.A. has established and maintains disclosure and control systems to ensure that the company's financial information is appropriately presented.

In the first semester of 2013, the legal representatives of Grupo Aval Acciones y Valores S.A., and the legal representatives of the entities in which the company as direct investment, carried out the assessment of the financial information disclosure and control systems, and procedures, under applicable regulations. Said assessment was carried out with specialized internal control areas and risk areas. Therefore, according to  random tests, it may be concluded that the internal control systems are reliable and that financial information for external purposes, including the different control bodies, are reasonable in accordance with the generally accepted accounting principles in Colombia.

As part of the financial information assurance, the company's legal representatives and members of the main areas are constantly informed about the entity's general strategy, and its processes, business structure, and the nature of its activities.  Additionally, risks have been identified and evidence regarding information controls has been designed, in accordance with their risk assessment. This is  carried out in order to verify that the process and operations comply with applicable regulations and with guidelines authorized by the Boards of Directors and senior management.

As a result of the above, the described assessment process allows the following conclusions:

1.	The company has implemented procedures and controls that adequately include the risks regarding the preparation of financial information.

2.
Material weaknesses or significant deficiencies were not detected in the design or operation of internal controls. Additionally, the improvement opportunities identified were implemented in a timely manner and therefore, it is concluded that the company exercised effective internal controls of financial information in the first semester of 2013.

In the first semester of 2013, the internal financial information management system designed and implemented by the company had reasonable assurance of the declarations of its corporate records for decision-making.

Regarding the entity's legal situation, its businesses and operations have been developed within their applicable regulations and bylaws, as well as in compliance with the corporate governance principles adopted by the company.

Finally, I would like to acknowledge and thank the dedicated performance of all the employees of Grupo Aval and its subordinate companies, without which, it would not have been possible to achieve this semester's results.

Sincerely,

Luis Carlos Sarmiento Gutiérrez
President of Grupo Aval Acciones y Valores S.A.

This report was approved by Grupo Aval's Board of Directors to be submitted for the consideration of the Shareholders' General Meeting.

ANNEX No. 1

Main Regulatory Measures

Laws

Law 1636 of 2013: "Establishes the mechanism for unemployment protection"

This law establishes a complete system in order to mitigate the effects of unemployment, and the return of unemployed persons to the work force. Pursuant to this law employees may voluntarily decide to allocate a percentage of their severance pay contribution for the unemployment protection mechanism, additionally severance funds cajas de compensacion familiar and corporatios shall disclose and promote said mechanism.

Decrees

Ministry of Finance and Public Credit

Decree 701 of April 12, 2013: "Regulates the counter cyclical policy regarding interest rates for new homes under Articles 48 of Law 546 of 1999 and 123 of Law 1450 of 2011."

The objective of this Decree is to facilitate home loans by offering new interest rate coverage through FRECH funds (Spanish acronym for Reserve Fund for the Stabilization of the Mortgage Portfolio). The coverage mentioned is applicable to credit operations or home leases with the following characteristics: (i) financing a new home, (ii) being disbursed from May 6, 2013 and until the number of covered loans established by the Ministry of Finance and Public Credit is allocated, (iii) the coverage shall be applicable to a home loan or lease contract per individual, (iv) the interest rate of the credit operation or home lease in legal tender shall not exceed an annual effective rate of 9.5% and those in Real Value Unit (RVU) shall not exceed 6.5% over the RVU.

Decree 849 of April 25, 2013: "Addition to Decree 1861 of 2012"

This decree establishes measures to mitigate the exchange rate risk applicable to foreign currency resources in the FONPET fund. Such resources may be transferred in foreign currency. These resources shall be invested in securities, stock or investments issued abroad and authorized by the mandatory pension and severance fund investment regulations included in Article 2.6.12.1., Section 2 of Decree 2555 of 2010.

Decree 904 of May 8, 2013: "Amends the solvency ratio applicable to loan companies and adopts other dispositions of Decree 2555 of 2010"

This decree adapts the solvency ratio regulations mentioned in Decree 2555 of 2010 for special official institutions and cooperative loan companies. Said decree grants the Superintendency of Finance of Colombia the power to determine which special official institutions shall comply with the solvency ratio regulations.

Decree 1242 of June 14, 2013: "Amends Part 3 of Decree 2555 of 2010 regarding the administration and management of collective investment funds"

The objective of this decree consists in (i) the creation of a greater efficiency (ii) the adoption of international standards in order to achieve better practices in the administration of collective investment funds, and (iii) the development a surveillance system that identifies and prevents different types of risks associated with said funds. Among the main novelties of this decree are the following:

-	The creation of collective investment funds families through which various collective investment funds are gathered.

-
Managing companies, external fund managers and distributors shall have   coverage against the following risks: (i) acts of negligence or misconduct by their employees, and (ii) impairment in the management company's dependencies, due to falsification or alteration of documents, counterfeiting, and fraud via computerized systems or incomplete transactions.

-	The ability to make temporary changes to investment policy due to extraordinary, unexpected and unforeseen market conditions.

Decree 1243 of June 14, 2013: "Modifies Decree 2555 of 2010 in relation to securities custody and other regulations"

This decree adopts securities custody activities in the Colombian legal system. This activity safeguards securities, carries out the compensation and liquidation of operations of securities held in custody, and manages the equity rights derived from the securities under management. Additionally, the decree allows securities custodians to carry out other complementary activities, such as handling policy rights, appraisal of securities in custody, temporarily transferring shares and fulfilling fiscal and exchange obligations. Securities custody may only be carried out by those trust companies authorized for said purpose by the Superintendency of Finance of Colombia.

National Planning Department

Decree 100 of January 25, 2013: "Modifies Decree 1467 of 2012"

The decree modifies some aspects related to public-private partnerships. Specifically, the decree states that the list of pre-qualified public initiative projects shall contain a minimum of 2 and a maximum of 10 interested bidders. In addition, it establishes that private initiative projects with the following characteristics may not be presented:

-	Modify existing contracts or concessions,
-	Require State guarantees or disbursements of budget funds, or
-	Those for which the State has already begun construction, pre-feasibility and feasibility studies have been completed and the terms and conditions for hire have been drawn up and published.

Ministry of Commerce, Industry and Tourism:

Decree 805 of April 24, 2013: "Regulates Article 173 of Decree 19 of 2012"

This decree governs the registry of entrepreneurs' electronic books. Specifically, the decree allows the shareholder and associate ledgers and the shareholder meeting and associate meetings minutes to be kept electronically. To do so they shall meet the following requirements: (i) include a digital or electronic signature mechanism in the file sent to be recorded (ii) include a digital or electronic signature of the chamber of commerce that contains the date and time it was sent, y (iii) have an electronic acknowledgment of receipt. Furthermore, the decree regulates aspects such as, the security, integrity and immutability of documents, as well as their conservation and probative accuracy.

Superintendency of Finance of Colombia

Resolution 80 of January 15, 2013: Establishes the interest rate for the liquidation of returns from judicial deposits and other concepts discussed in Article 20 of Law 1285 of 2009"

Through this Resolution, the Superintendency of Finance of Colombia authorized the interest rate for the liquidation of returns on judicial deposits as an annual effective rate of 1.05%.

Resolution 605 of March 27, 2013: "Authorizes the Current Banking Interest rate for consumer credit and ordinary loans"

Through this Resolution the Superintendency of Finance authorized the applicable interest rate for the April 1 - June 30 of 2013 period for consumer credit and ordinary loans (annual effective rate of 20.83%).

Resolution 1192 June 28, 2013: "Authorizes the Current Banking Interest rate for consumer credit and ordinary loans"

Through this Resolution the Superintendency of Finance authorized the applicable interest rate for the April 1 - June 30 of 2013 period for consumer credit and ordinary loans (annual effective rate of 20.34%).

External Circular 7 of March 19, 2013: "Instructions for risk management and administration of electronic deposits of funds"

This Circular imparts instructions to legal representatives of loan companies regarding the administration of electronic deposit of funds belonging to individuals. It describes the requirements for opening accounts; authorizing regulations, statements, information; and regulations for anti-money laundering risk management.

External Circular of 13 May 3, 2013: "Modification of instructions for savings accounts with simplified paperwork and those of Section 1 of External Circular 007 of 2013"

This circular imparts instructions regarding simplified paperwork for savings accounts. These shall be limited to debit transactions of a sum not to exceed three (3) legal monthly minimum salaries (SMLMV, in its Spanish acronym) per month. Moreover, savings accounts with simplified paperwork whose balances do not exceed three (3) SMLMV are not required to comply with some money laundering risk obligations.

External Circular 14 of May 6, 2013: "Instructions for coverage of interest for financing a new home, according to that set forth in Decree 0701 of 2013, and Resolution No. 1263 of 2013 of the Ministry of Finance and Public Credit - 2013 FRECH Counter cyclical policy."

This Circular is designed for the legal representatives of loan companies and imparts instructions related to information they shall provide to advertise the coverage of interest rates offered by the National Government via FRECH. Likewise, the Circular sets the amortization methods that shall be applied by loan companies.

Grupo Aval Financial Subsidiaries

Balances at the end of each period
Source: Superintendency of Finance of Colombia

Grupo Aval entities include Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas.
The financial sector includes banks and commercial financing companies.
Source: Superintendency of Finance of Colombia

Grupo Aval Financial Subsidiaries

Balances at the end of each period
Source: Superintendency of Finance of Colombia

Net loan portfolio = Gross loan portfolio - Provisions
Grupo Aval entities include Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas.
The financial sector includes banks and commercial financing companies.
Source: Superintendency of Finance of Colombia

Grupo Aval Financial Subsidiaries

Loan portfolio performance = Past due loan portfolio / Gross loan portfolio
Source: Superintendency of Finance of Colombia

Balances at the end of each period Source: Superintendency of Finance of Colombia

Grupo Aval Financial Subsidiaries

Grupo Aval entities include Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas.
The financial sector includes banks and commercial financing companies.
Source: Superintendency of Finance of Colombia

Balances at the end of each period
Source: Superintendency of Finance of Colombia

Grupo Aval Financial Subsidiaries

Accumulated net income for the periods indicated.
Source: Superintendency of Finance of Colombia

Accumulated net income for the periods indicated.
The financial sector includes banks and commercial financing companies.
Source: Superintendency of Finance of Colombia

Grupo Aval

Source: Grupo Aval Acciones y Valores S.A.

Source: Grupo Aval Acciones y Valores S.A.

Grupo Aval

Source: Grupo Aval Acciones y Valores S.A.

Source: Grupo Aval Acciones y Valores S.A.

INDEPENDENT AUDITOR’S REPORT

INDEPENDENT AUDITOR'S REPORT

To Grupo Aval Acciones y Valores S.A. Shareholders:

I have audited the separate financial statements of Grupo Aval Acciones y Valores S.A., which include the balance sheets at June 30, 2013 and the separate income statement, changes in equity and changes in financial position and cash flow for the semester there ended and their respective notes that include a summary of the significant accounting policies and other explanatory information.  The separate financial statements corresponding to the semester ended December 31, 2012, were audited by another public accountant, an employee of KPMG Ltda., who in his report dated February 26, 2013, gave an unqualified opinion on said statements.

The preparation and fair presentation of the consolidated financial statements in accordance with the generally accepted accounting principles in Colombia are the responsibility of the Company's management. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of separate financial statements that are free of material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

My responsibility is to express an opinion on the separate financial statements based on my audit. I obtained the necessary information to fulfill my functions and carry out my assessment according to generally accepted auditing standards in Colombia.  Such standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the consolidated financial statements are free of material misstatements.

An audit includes carrying out procedures to obtain evidence supporting the amounts and disclosures in the separate financial statements. The procedures selected depend on the criteria of the independent auditor, including the assessment of the material misstatements risks in the separate financial statements. In said risk assessment, the independent auditor takes the relevant internal control into account for the preparation and presentation of the separate financial statements to design audit procedures that are appropriate in the circumstances. An audit also includes assessing the use of appropriate accounting policies and the suitability of the accounting estimates made by Company management, as well as assessing the presentation of separate financial statements in general. I believe that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my opinion below.

In my opinion, the aforementioned separate financial statements, taken faithfully from the books and attached to this report, present fairly, in all material respects, the financial position of Grupo Aval Acciones y Valores S.A. at June 30, 2013, the separate operations, changes in its financial position and separate cash flow for the semester then ending in accordance with generally accepted accounting principles in Colombia, applied uniformly.

Based on the results of my tests, in my opinion, during the semester ended June 30, 2013:

a)	The accounting of Grupo Aval Acciones y Valores S.A. was carried out in accordance with legal standards and accounting practices.

b)	The operations registered in the books and actions of the managers are in line with the bylaws and decisions of the Shareholders' General Meeting.

c)	The correspondence, account supports and books of share certificates and minutes are duly taken and maintained.

d)	There are appropriate internal control measures of safekeeping and custody of the goods of Grupo Aval Acciones y Valores S.A. and those of third parties that are under its responsibility.

e)
Grupo Aval Acciones y Valores S.A. has complied with all applicable standards and instructions from the Superintendency of Finance of Colombia regarding the Integral System for the Prevention of Money Laundering (SIPLA in its Spanish acronym).

f)	The accompanying financial statements are consistent with the management report prepared by the managers.

g)
The information contained in the declarations of voluntary payment of contributions to the Integral Social Security System, particularly regarding those registered and their contributions based on their income, has been taken from the accounting supports and records. Grupo Aval Acciones y Valores S.A. is current on its payments to the Integral Social Security System.

Diana Alexandra Rozo Muñoz
Independent Auditor of Grupo Aval Acciones y Valores S.A.
Professional License 120.741 - T
Employee of KPMG Ltda.

September 4, 2013

INDIVIDUAL FINANCIAL STATEMENTS

GRUPO AVAL ACCIONES Y VALORES S.A.
Individual Balance Sheets
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Assets	June 30	December 31	Liabilities and shareholders' equity	June 30	December 31
Current assets:			Current liabilities:
Cash (Notes 3, 4 and 25).	$43,539	816,328	Borrowings (Note 12)	$237,081	355,356
Investment securities (Notes 5 and 25)	31	8,298	Suppliers (Note 13)	51	289
Accounts receivables, short-term (Note 7)	192,767	177,266	Accounts payable (Note 14)	326,443	315,621
Deferred charges (Note 10)	425	11,044	Taxes, contributions and fines (Note 15)	16,475	25,698
Total current assets	236,762	1,012,936	Labor obligations (Note 16)	837	1,086
			Estimated liabilities and provisions (Note 17)	6,768	1,171
			Other liabilities (Note 18)	1,844	1,952
			Total current liabilities	589,499	701,173
			Long-term liabilities:
			Equity tax (Note 15)	5,826	11,464

Long-term assets:			Borrowings (Note 12)	982,103	795,561
			Outstanding bonds (Note 19)	724,249	724,249
Permanent investments, net (Notes 6 and 25)	11,428,068	10,598,119	Total long-term liabilities	1,712,178	1,531,274
Properties, plant & equipment, net (Note 8)	533	535	Total liabilities	2,301,677	2,232,447
Intangibles - acquired goodwill, net (Notes 9 and 25)	737,173	411,992
Deferred charges -Net (Note 10)	162	306	Shareholders' equity:
Valuations (Notes 11 and 24)	11,502,096	7,738,866	Share capital (Note 20)	18,552	18,552
Total long-term assets:	23,668,032	18,749,818	Paid-in capital (Note 21)	5,316,624	5,349,906
Total assets	$23,904,794	19,762,754	Reserves (Note 22)	3,080,253	2,745,360
			Reappraisal of equity (Note 23)	874,470	875,225
			Net income	811,122	802,398
			Valuations (Notes 11 and 24)	11,502,096	7,738,866
			Total shareholders' equity	21,603,117	17,530,307
			Total liabilities and shareholders' equity	$23,904,794	19,762,754
Receivables memorandum account:			Payables memorandum account:
Taxes receivable (Note 29)	16,761,767	12,285,837	Taxes receivable contra account (Note 29)	16,761,767	12,285,837
Receivables control (Note 30)	912,418	908,309	Receivables contra account control (Note 30)	912,418	908,309
Contingencies payable contra account (Note 31)	3,086,455	2,829,168	Contingencies payable (Note 31)	3,086,455	2,829,168
Accounts payable contra account control (Note 30)	875,225	875,225	Accounts payable control (Note 30)	875,225	875,225
Income tax payable contra account (Note 29)	17,159,030	12,659,282	Income tax payable (Note 29)	17,159,030	12,659,282
Total memorandum accounts	$38,794,895	29,557,821	Total memorandum accounts	$38,794,895	29,557,821

LUIS CARLOS SARMIENTO GUTIÉRREZ	MARIA EDITH GONZÁLEZ FLÓREZ	DIANA ALEXANDRA ROZO MUÑOZ
President	Accountant Professional License 13083-T	Independent Auditor Professional License 120741-T Employee of KPMG Ltda. (Please see my September 4, 2013 report)

GRUPO AVAL ACCIONES Y VALORES S.A.
Individual Income Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

	June 30	December 31
Operating income (Note 26)
Dividends (Notes 25 and 26)	$6,366	-
Interest (Notes 25 and 26)	13,435	25,923
Return on Capital (Note 26)	904	252
Equity method income, net (Notes 6 and 25)	913,389	833,001
Recoveries from changes in equity (Notes 6 y 25)	-	54,185
Total operating income	934,094	913,361
Gross profit	934,094	913,361

Administrative and sales operating expenses (Note 26):
Personnel expenses	12,412	11,524
Fees	8,912	4,603
Taxes:
Industry and commerce	7,410	5,148
Financial Transaction Tax	4,750	2,656
VAT deductible	-	4
Leases (Note 26)	372	371
Contributions and memberships	217	178
Insurance	5	-
Services	490	665
Legal expenses	19	12
Maintenance and repairs	31	108
Remodeling and Installation	8	69
Traveling Expenses	145	112
Depreciation	150	113
Intangible amortization (Notes 9 and 25)	7,154	5,962
Deferred assets amortization (Notes 10)	10,769	11,639
Effect of exchange rate	3,997	-
Sales operational expenses	4,265	1,942
Other	790	241
Total sales and administrative operating expenses	61,896	45,347
Operating Profit	872,198	868,014

Non-operating income (Note 27)
Effect of exchange rate	8	4
Fees	26,544	19,814
Services	2	2
Other income	663	2
Recoveries of other costs	375	90
	27,592	19,912
Non-operating expenses (Note 27)
Financial expenses	66,059	79,285
Other	258	2
Equity method loss from changes in equity (Notes 6 and 25)	18,718	205
	85,035	79,492
Non-operating income (expense), net	(57,443)	(59,580)
Earnings before income tax expense	814,755	808,434
Income tax for Equality (CREE) (Note 28)	(3,633)	(6,036)
Net income	$811,122	802,398
Earnings per share (in COP) (Note 34)	$43.72	43.25

LUIS CARLOS SARMIENTO GUTIÉRREZ	MARIA EDITH GONZÁLEZ FLÓREZ	DIANA ALEXANDRA ROZO MUÑOZ
President	Accountant Professional License 13083-T	Independent Auditor Professional License 120741-T Employee of KPMG Ltda. (Please see my September 4, 2013 report)

GRUPO AVAL ACCIONES Y VALORES S.A.
Individual Change in Equity Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

	Paid-in capital			Reserves
	Share capital	Additional paid-in capital	Equity method	Legal	Occasional	Reappraisal of equity	Net income	Reapprasials	Shareholders' equity
Balance at June 30, 2012	$18,552	3,671,667	1,108,897	6,972	2,461,056	875,225	722,574	8,172,547	17,037,490
Reserve for future distributions			-		720,270		(720,270)
Legal reserve increase			-	2,304			(2,304)
Dividend in cash of $4.00 per share and per month distributed from October 2012 to March 2013, including those two months, on 18,551,766,453 subscribed common and preferred shares.					(445,242)				(445,242)
Application of the equity method			569,342						569,342
Investment valuations (Notes 11 and 24)								(433,681)	(433,681)
Net income							802,398		802,398
Balance at December 31, 2012	$18,552	3,671,667	1,678,239	9,276	2,736,084	875,225	802,398	7,738,866	17,530,307
Reserve for future distributions			-		802,398		(802,398)
Equity tax paid						(755)			(755)
Dividend in cash of $4.20 per share and per month distributed from April 2013 to September 2013, including those two months, on 18,551,766,453 subscribed common and preferred shares.					(467,505)				(467,505)
Application of the equity method			(33,282)						(33,282)
Investment valuations (Notes 11 and 24)								3,763,230	3,763,230
Net income							811,122		811,122
Balance at June 30, 2013	$18,552	3,671,667	1,644,957	9,276	3,070,977	874,470	811,122	11,502,096	21,603,117

LUIS CARLOS SARMIENTO GUTIÉRREZ	MARIA EDITH GONZÁLEZ FLÓREZ	DIANA ALEXANDRA ROZO MUÑOZ
President	Accountant Professional License 13083-T	Independent Auditor Professional License 120741-T Employee of KPMG Ltda. (Please see my September 4, 2013 report)

GRUPO AVAL ACCIONES Y VALORES S.A.
Individual Change in Financial Position Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

	June 30	December 31

Uses of working capital:
Net income	$811,122	802,398
Entries that do not use working capital:
Goodwill amortization	7,154	5,962
Deferred charges amortization	10,769	11,639
Property, plant and equipment depreciation	150	113
Equity method earnings	(913,389)	(833,001)
Recoveries from changes in equity	0	(54,185)
Equity method losses from changes in equity	18,718	205
Working capital used in operations	(65,476)	(66,869)

Dividends received in the period	413,928	386,981
Increases in Borrowings	112,152	0
(Increase) in acquired goodwill	(332,335)	0
(Decrease) in equity tax	(5,638)	(5,732)
	$122,631	314,380

Uses of working capital
Increase in working capital	(664,500)	(436,570)
Increase in deferred charges	10,625	11,373
Net increase in permanent investments	382,488	20,592
Acquisition of property, plant and equipment	148	149
(Increase) decrease in Borrowings	(74,390)	273,594
Dividends (declared)	467,505	445,242
Equity tax paid	755	0
	$122,631	314,380

Changes in working capital components:
Increase (decrease) in current assets:
Cash	(772,789)	(263,404)
Investment securities	(8,267)	6,466
Accounts receivables	15,501	7,599
Deferred charges	(10,619)	(11,353)
	(776,174)	(260,692)

(Increase) decrease in current liabilities:
Borrowings	118,275	(270,761)
Suppliers	238	(227)
Accounts payable	(10,822)	(25,097)
Taxes, contributions and fines	9,223	(11,521)
Labor obligations	249	(372)
Estimated liabilities and provisions	(5,597)	6,197
Outstanding bonds	0	125,750
Other liabilities	108	153
	111,674	(175,878)

Increase in working capital	$(664,500)	(436,570)

LUIS CARLOS SARMIENTO GUTIÉRREZ	MARIA EDITH GONZÁLEZ FLÓREZ	DIANA ALEXANDRA ROZO MUÑOZ
President	Accountant Professional License 13083-T	Independent Auditor Professional License 120741-T Employee of KPMG Ltda. (Please see my September 4, 2013 report)

GRUPO AVAL ACCIONES Y VALORES S.A.
Individual Cash Flow Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

	June 30	December 31

Cash flows from operating activities:
Net income	$811,122	802,398

Reconciliation between net income and net cash (used in) provided by operating activities:
Goodwill amortization	7,154	5,962
Property, plant and equipment depreciation	150	113
Decrease (increase) in investment securities	8,267	(6,466)
Acquisition of permanent investments	(382,488)	(20,592)
Dividends received in the period	413,928	386,981
Equity method earnings	(913,389)	(833,001)
Recoveries from changes in equity	0	(54,185)
Equity method losses from changes in equity	18,718	205
(Increase) in deferred charges	(6)	(21)
Deferred charges amortization	10,769	11,639
(Increase) in accounts receivable	(20,513)	(3,588)
Net decrease (increase) in advances paid for taxes and contributions	5,013	(4,011)
Net (Increase) decrease in other liabilities (suppliers, taxes, accounts payable, labor obligations, other liabilities, estimated liabilities and provisions)	(12,316)	165
(Increase) in intangibles - acquired goodwill	(332,335)	0
Equity tax paid	(755)	0

Net cash (used in) provided by operating activities	(386,681)	285,599

Cash flows from investing activities:
Acquisition of property, plant and equipment	(148)	(149)
Net cash used in investment activities	(148)	(149)

Investment cash flows:
Dividends paid	(454,227)	(420,270)
Acquisition of loans	112,152	0
Payment of bank loans	(43,885)	(2,833)
Payment of outstanding bonds	0	(125,751)
Net cash used in financial activities	(385,960)	(548,854)

Decrease of cash and cash equivalents	(772,789)	(263,404)

Cash at the beginning of the semester	816,328	1,079,732

Cash at the end of the semester	$43,539	816,328

LUIS CARLOS SARMIENTO GUTIÉRREZ	MARIA EDITH GONZÁLEZ FLÓREZ	DIANA ALEXANDRA ROZO MUÑOZ
President	Accountant Professional License 13083-T	Independent Auditor Professional License 120741-T Employee of KPMG Ltda. (Please see my September 4, 2013 report)

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(1)	Corporate Character and Purpose

Grupo Aval Acciones y Valores S.A. is a private holding company incorporated through Public Deed number 0043 of January 7, 1994, and is domiciled in the city of Bogotá D.C.

The company's corporate purpose focuses on the purchase and sale of shares, bonds and securities of institutions belonging to the financial system, and of other commercial institutions. To this end, the company can acquire and trade all types of securities, including those circulating freely on the market and securities in general. The company can also create any type of companies that complement or are related to its corporate purpose, represent individuals and legal entities dedicated to similar or complementary activities to those indicated in the previous paragraphs, acquire or grant monetary loans with or without interest, offer its movable or immovable property as a guarantee or in effect, issue, endorse, acquire, accept, collect, protest, cancel or pay bills of exchange, checks, promissory notes, or any other securities, or accept or offer them as payment, and execute or enter into exchange contracts of all manifestations, forms, or related, parallel or complementary activities.

The company's duration established in its bylaws is until May 23, 2044, but the company may dissolve or be extended prior to this time.

(2)	Summary of Main Accounting Policies

(a)	Basis for Preparation and Presentation

The accounting policies and preparation of the individual financial statements of the company are in accordance with the generally accepted accounting principles in Colombia.

(b)	Investments

The investments are represented in securities and other documents corresponding to other economic entities, acquired to obtain fixed or variable income.

Classification

-
Depending on their purpose, investments are classified as either securities or permanent. The latter, in turn, are classified as either controlling or non-controlling, depending on the control the issuer exercises.

-	Depending on the income generated by the investments, they are classified as being of either fixed or variable income.

Accounting

-
The variable income investment securities are recorded at cost.
Where this is the case, this cost must be adjusted to the fair value, in provisions and valuations. Where the fair value is greater than the book value, the difference generates a valuation in the period, which will be carried forward against the valuation surplus.  Where the fair value is less than the book value, the difference will affect the valuation in the first instance. Where it is greater than the book value, the shortfall will be recorded as a provision charged against the net income.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

-
Permanent investments in controlled companies are accounted for using the equity method, an accounting procedure by which an investment is initially recorded at cost, and thereafter its value increases or decreases according to the changes in equity of the subsidiary.

Since August 18, 2005, with the issue of the Joint Circular No. 011 of the Superintendency of Securities (now the Superintendency of Finance of Colombia) and 06 of the Superintendency of Companies, in cases where the subordinate party presents positive variations in the equity accounts of future periods, the loss recorded for the effects of changes in equity of the subsidiary can be recognized as income from deduction recoveries, up to the amount of the expenses previously accounted. If the variations exceed the amount of the expenses, said difference will be carried forward to the equity method surplus. The effect of applying this standard was the recovery of $0 and $54,185 at June 30, 2013 and December 31, 2012 respectively.

Permanent Investment Valuations

-
Permanent investments in non-controlled companies are recorded using the cost method, such that:

The historical cost of investments made by the economic entity in companies through shares and/or assimilated, includes the amounts incurred directly through their acquisition. The cost of acquisition must increase or decrease in the share percentage that corresponds to the investor over the subsequent variations in equity of the respective issuer.

If the fair value of the investment is greater than its book value, the difference constitutes a valuation of the investment. Its value must be recorded in the valuation account and its balancing entry is the investor's equity, which affects the valuations surplus account.

If the fair value of the investment is less than its book value, the difference constitutes a devaluation of the investment. Its value must be recorded in the valuation or devaluation account and its balancing entry is the investor's equity, which affects the valuations surplus account, as the lesser value of both the accounts.

-
The shares acquired in an escisión are recorded at the value at which they are received. The valuations or devaluations originating from the difference between the exchange value and the intrinsic value of the received shares are recorded in the valuations account, with their balancing entry in the valuation surplus, and are subsequently transferred as a greater value of the investment in the equity method sub-account and its balancing entry in the equity method surplus account. The valuations originating from the difference between the cost of the investment and its intrinsic value are recorded in the valuations account, with their balancing entry in the valuation surplus account, and remain in these accounts.

Subsequently, the equity method is applied based on the financial statements of the subsidiary and the new share percentage in the same. Its cost is the intrinsic value of the investment at the moment of the escisión.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

For the semester ended December 31, 2011, after consulting with the supervisory bodies (Superintendency of Finance and Superintendency of Companies), the Company stipulated it would account for the valuations or devaluations of its investments in controlled companies according to their fair value, notwithstanding the application of the equity method for recording such investments. In accordance with Article No. 61 of Decree 2649 of 1993 and the Joint Circular 011 of August 18, 2005 of the Superintendency of Securities (now the Superintendency of Finance) and Superintendency of Companies, these investments are calculated as the intrinsic value at the close of each period.

The difference between the intrinsic value of shares (equity method) and their fair value, determined as established by the existing provisions, constitutes a valuation or devaluation that must affect the financial statements, in accordance with the duty to reveal the transparent, complete and accurate history of the general state of the business and the situation of the company's equity (Articles No. 48 and 52 of the Commercial Code) and with the generally accepted accounting standards, in particular with the valuation principle (Article No. 10 of Decree 2649 of 1993) and the technical standards of investments (Article No. 61, ibid.)

The fair value or market value of the investments is defined in Article No. 10 of Decree 2649 of 1993 as the amount in cash or its equivalent, to which an asset is expected to be converted during the normal course of business. Article No. 61 of said Decree defines the fair value of variable income investments as the average representative listing on stock exchanges during the last month and, failing this, their intrinsic value.

(c)	Accounts Receivable

Represents rights, as a consequence of loans, dividends receivable and other credit operations.

(d)	Property, Plant and Equipment

Properties, plant and equipment are recorded at cost. Their depreciation is calculated using the straight-line method, according to the estimated useful life of the assets. The estimated useful life of office equipment is ten (10) years, and that of computer equipment is five (5) years.

(e)	Intangibles

Intangibles are recorded at acquisition cost and are represented by goodwill.

Goodwill

Records the additional amount paid over the book value in the purchase of shares in subordinate companies.

The goodwill received from the escisión resulting from the purchase of shares in Corporación de Ahorro y Vivienda AHORRAMAS S.A., now known as Banco Comercial AV Villas S.A., was amortized on a straight-line basis over ten (10) years, as initially determined. The acquisitions made through the purchase of shares in September and December 2007 were amortized at 36 and 33 months respectively, and the acquisitions made through the purchase of shares in the second semester of 2008 were amortized at 36 months.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

The goodwill acquired through Grupo Aval Acciones y Valores S.A.'s purchase of shares in Banco Popular S.A. and Banco de Occidente S.A. until September 2011, is amortized using the "Reverse sum-of-the-term's-digits" method over twenty (20) years.

The goodwill acquired through Grupo Aval Acciones y Valores S.A.'s purchase of shares in Banco Bogotá S.A., Banco de Occidente S.A. and AFP Horizonte Pensiones y Cesantías in the first semester of 2013 is amortized using the "Reverse sum-of-the-term's digits" method over twenty (20) years.

Goodwill is evaluated at the close of the period. Where there is a decrease in its value, an additional amortization charged to the net income is recognized. No decrease in its value has been recognized for the semesters ended June 30, 2013 and December 31, 2012.

(f)	Deferred Charges

The deferred charges correspond to software, studies and research that are amortized over a period not greater than three (3) years, and to publicity expenses relating to the issue and placement of shares that are amortized over two (2) years.

(g)	Valuations

Records the valuations and devaluations in share companies undergoing escisión processes as the difference between acquisition cost and intrinsic value.

Valuations in investments in controlled companies are recorded as the difference between the intrinsic value and the fair value (see paragraph b).

(h)	Estimated Liabilities and Provisions

The company records provisions to recognize the value of the costs and expenses whose exact amount is unknown, but which must be incurred at the appropriate time for accounting and financial purposes, according to estimates made. The related expense is charged to a liability provision in the accounting records. The provisions come from purchases and services already carried out, which had not yet been invoiced at the time of writing these individual financial statements.

(i)	Memorandum Accounts

The company records in memorandum accounts the events, circumstances, commitments or contracts from which rights or obligations may be generated and that, as such, may affect its financial structure. This also includes accounts for the control of assets, liabilities and equity, management information, and control of future financial positions and differences between accounting records and tax returns.

(j)	Recognition of Income

Income from interest, return on capital and dividends is recognized at the moment at which it is incurred. Income gained using the equity method and through recoveries from changes in equity are recorded monthly according to the policy of accounting for investments in subordinate companies outlined in paragraph (b) Investments.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(k)	Earnings Per Share

To determine the net earnings per share, the company uses the net income of the semester over the number of outstanding shares. At June 30, 2013 and at December 31, 2012, there were 18,551,766,453 shares.

(l)	Relative Importance or Materiality

Economic events are recognized and presented according to their materiality.  In the preparation of financial statements, materiality was determined with relation to the total current assets and liabilities, total assets and liabilities, working capital, equity, or net income, depending on the case.

(m)	Transactions in Foreign Currency

Transactions in foreign currency are recorded in pesos at the rate on the date of the transaction. The balance of the checking account in foreign currency at June 30, 2013 and December 31, 2012 are converted to pesos at representative market rates, COP 1,929.00 and COP 1,768.23 respectively, for each U.S. dollar. The exchange difference resulting from the adjustment of assets and liabilities is recorded in the income statement.

(n)	Related Parties

The assets, liabilities and transactions with companies belonging to Grupo Aval Acciones y Valores S.A. (to which the parent company belongs) are presented as related parties.

Those considered to be related parties include the shareholders who are actual beneficiaries of ten percent 10% or more of the total outstanding shares, members of the Board of Directors, and the companies in which Grupo Aval Acciones y Valores S.A. holds investments greater than ten percent (10%) or in which there are economic, administrative or financial interests.  Companies in which the shareholders or members of the Board of Directors hold shares amounting to greater than ten percent (10%) are also considered to be related parties.

(o)	Taxes, Contributions and Fines

Income Tax
Expenses for the current income tax is determined based on the presumptive income.

Equity Tax

In accordance with the legal standards that regulate the generally accepted accounting principles in Colombia, the company opted to record the equity tax, together with the surcharge, against the equity reappraisal account, incurring the total tax payable, effective until 2014.

Income Tax for Equality (CREE, in its Spanish acronym)

This establishes a withholding tax which will be paid off at each payment on account made to the tax payer subject to the payment of this tax, depending on the main economic activity undertaken by the tax payer.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(p)	Contingencies and Litigation

A provision is recognized if, as a result of a past event, Grupo Aval Acciones y Valores S.A. has no fulfilled a legal or formal obligation that may be considered trustworthy, and it is probable that a disbursement will be required for the payment thereof.

Liabilities for contingencies and litigation are recognized when the Company has a true or legal obligation and when it is probable that a disbursement will be necessary for payment thereof, and the amount can be reasonably estimated.

As at June 30, 2013 and December 31, 2012, the Company is not involved in any litigations or claims against it that require provisions.

(3)	Balance in Foreign Currency

The following provides data relating to the balances in foreign currency (*) as at June 30, 2013 and December 31, 2012:

	June 30	December 31

Cash
Bogotá Panamá Account	1,001.44	1,001.44
Bogotá Miami Account	80,251.77	-
	81,253.21	1,001.44
Borrowings
Grupo Aval Limited	38,700,000.00	-
	38,700,000.00	-
Interest Accounts Payable
Grupo Aval Limited	173,343.75	-
	173,343.75	-
	38,954,596.96	1,001.44

*Balances in U.S. dollars.

(4)	Cash

The break down of cash in legal tender as at June 30, 2013 and December 31, 2012, is as follows:

		June 30	December 31
Cash balance	COP	1	1
Banks (1)
National		10,303	9,460
Foreign (2)		157	2

Savings accounts		33,078	806,865
	COP	43,539	816,328

(1) Included in Note 25 – Transactions with Related Parties
(2) Includes a balance in U.S. dollars in a checking account at Banco de Bogotá Panamá of 1,001.44 at June 30, 2013 and December 31, 2012. Clearing checking account at the Miami Branch of Banco de Bogotá with 80,251.77 at June 30, 2013.

GRUPO AVAL ACCIONES Y VALORES S.A.
Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

There are no restrictions on the cash.

(5)	Investment Securities

The breakdown of investment securities as at June 30, 2013 and December 31, 2012, is as follows:

		June 30	December 31
Trust Rights:

Fiduciaria Bogotá S.A.	COP	8	21
Fiduciaria de Occidente S.A.		18	-
Fiduciaria Corficolombiana S.A.		5	8,277
	COP	31	8,298

Included in Note 25 – Transactions with Related Parties

(6)	Permanent Investments, Net

The book value of permanent investments as at June 30, 2013 and December 31, 2012, is as follows:

	Share Portion		Number of Shares		Book Value
In controlled entities	June 30	December 31	June 30	December 31	June 30	December 31
Banco de Bogotá S.A.(1)	66.47%	64.44%	190,668,932	184,830,376	6,090,133	5,686,382
Banco de Occidente S.A.(2)	72.04%	68.24%	112,303,338	106,385,430	2,381,490	2,256,851
Banco Comercial AV Villas S.A.	79.85%	79.85%	179,453,557	179,453,557	883,898	854,015
Banco Popular S.A.	93.73%	93.73%	7,241,296,738	7,241,296,738	1,968,091	1,698,802
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.(3)	20.00%	20.00%	16,990,470	15,994,319	176,787	163,146
AFP Horizonte Pensiones y Cesantías S.A.(4)	7.14%	0.00%	305,168,051	-	32,068	-
Grupo Aval Limited(5)	100.00%	100.00%	1	1	(104,378)	(61,063)
Grupo Aval International(6)	100.00%	100.00%	1	1	(21)	(14)
					$11,428,068	10,598,119

As at June 30, 2013 and December 31, 2012, there were no restrictions on these investments.

(1)	During the first semester of 2013, 5,838,556 shares in Banco de Bogotá S.A. were acquired at a value of COP 403,455, increasing the share by 2.03%.

(2)	During the first semester of 2013, 5,917,908 shares in Banco de Occidente S.A. were acquired at a value of COP 219,445, increasing the share by 3.80%.

(3)
During the second semester of 2012, 908,730 shares were received from Porvenir S.A. at a value of COP 20,592, which correspond to a capitalization of profits. During the first semester of 2013, 996,151 shares were received from Porvenir S.A. at a value of COP 20,520, which correspond to a capitalization of profits.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(4)	On April 18, 2013, 305,168,051 shares in AFP Horizonte Pensiones y Cesantías S.A. were acquired, representing 7.14% of the total value of the fund.

(5)
On January 23, 2012, Grupo Aval Limited was created as a subsidiary in the Cayman Islands.  The company was incorporated with a share capital of 1 dollar.  As at June 30, 2013 and December 31, 2012, the losses are attributable mainly to interest on the bonds issued.

(6)	On October 8, 2012, Grupo Aval International Limited was created as a subsidiary in the Cayman Islands. The company was incorporated with a share capital of 1 dollar.

Equity Method

The following is a breakdown of the assets, liabilities and equity of the controlled companies, audited by independent public accountants, recorded according to the equity method, and standardized through the application of accounting principles:

				June 30
	Assets	Liabilities			Equity
Entity			Share capital	Reserves	Paid-in capital	Net Income of Previous Periods	Net Income	Total Equity
Banco de Bogotá S.A.(1)	$53,103,207	43,941,410	2,868	6,079,802	2,611,813	(298,108)	765,422	9,161,797
Banco de Occidente S.A.(2)	25,904,222	22,598,233	4,677	2,273,596	845,682	(49,896)	231,930	3,305,989
Banco Comercial AV Villas S.A.	9,439,627	8,332,714	22,473	795,828	259,769	(65,108)	93,951	1,106,913
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.(3)	1,362,629	478,736	84,948	679,540	79,872	(30,721)	70,254	883,893
Banco Popular S.A.	15,876,122	13,561,242	77,253	1,272,343	837,061	(93,160)	221,383	2,314,880
Grupo Aval Limited(5)	3,034,004	3,138,382				(66,614)	(37,764)	(104,378)
Grupo Aval International(6)	194,126	194,148				(15)	(7)	(22)
AFP Horizonte Pensiones y Cesantías S.A.(4)	527,718	78,725	42,740	367,720	21,087	20,867	(3,421)	448,993
	$109,441,655	92,323,590	234,959	11,468,829	$4,655,284	(582,755)	1,341,748	17,118,065

				December 31
	Assets	Liabilities			Equity
Entity			Share capital	Reserves	Paid-in capital	Net Income of Previous Periods	Net Income	Total Equity
Banco de Bogotá S.A.(1)	$49,015,951	40,191,322	2,868	5,651,276	2,743,517	(238,870)	665,838	8,824,629
Banco de Occidente S.A.(2)	23,438,384	20,131,141	4,677	2,111,541	920,593	6,659	263,773	3,307,243
Banco Comercial AV Villas S.A.	8,821,281	7,751,790	22,473	667,221	344,183	(67,554)	93,168	1,069,491
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.(3)	928,420	112,730	79,968	552,763	105,365	(26,449)	104,043	815,690
Banco Popular S.A.	14,906,446	12,878,856	77,253	1,173,817	598,073	242	178,205	2,027,590
Grupo Aval Limited(5)	2,812,316	2,873,378	0	(22,783)	22,783	(22,783)	(38,279)	(61,062)
Grupo Aval International(6)	70,967	70,981	0	0	0	0	(14)	(14)
	99,993,765	84,010,198	187,239	10,143,835	4,734,514	(348,755)	1,266,734	15,983,567

The effect of the increase (decrease) in the income and surplus accounts due to the application of the equity method to the equity of the parent company as at June 30, 2013 and December 31, 2012, is as follows:

		30-June	31-December

Income from equity method applied to subsidiaries (1)
	COP	913,389	833,001
In results for recovery of expenses from previous periods attributable to changes in equity (1)		-	54,185

Loss originated in changes in equity of subsidiaries (1)		(18,718)	(205)
	COP	894,671	886,981

Semester deficit originated in changes in equity
of subsidiaries	COP	(33,282)	(569,342)

(1) Included in Note 25 – Transactions with Related Parties

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Standardization of Subordinate Companies' Balance Sheets

In line with the criteria listed in Joint Circular 06 of the Superintendency of Companies and 011 of 2005 of the Superintendency of Finance of Colombia, the standardization of the accounting method used for companies that are recognized by the equity method and governed by the Superintendency of Finance's standards for controlled companies was carried out.

		June 30				December 31
Entity	Assets	Liabilities	Equity	Net	Assets	Liabilities	Equity	Net
Banco de Bogotó S.A.
Decree 2649 of 1933	53,103,207	43,341,410	9,161,737	765,422	49,015,951	40,191,322	8,824,629	665,838
Norms for regulated entities	53,511,448	43,941,410	9,570,038	782,481	49,588,722	40,191,322	9,397,400	733,156
Variation	(408,241)	-	(408,241)	(17,059)	(572,771)	-	(572,771)	(67,318)

Banco de Occidente S.A.
Decree 2649 of 1933	25,904,222	22,598,233	3,305,989	231,930	23,438,384	20,131,141	3,307,243	2,637,773
Norms for regulated entities	26,121,849	22,598,233	3,523,616	214,714	23,610,192	20,131,141	3,479,051	287,510
Variation	(217,627)	-	(217,627)	17,216	(171,808)	-	(171,808)	(23,737)

Banco Comercial AV Villas S.A.
Decree 2649 of 1933	9,439,627	8,332,714	1,106,913	93,351	8,821,281	7,751,790	1,069,491	93,168
Norms for regulated entities	9,439,627	8,332,714	1,106,913	91,257	8,885,497	7,753,476	1,132,021	90,730
Variation				2,694	(64,216)	(1,686)	(62,530)	2,438

Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.
Decree 2649 of 1933	1,362,629	478,736	883,893	70,254	928,420	112,730	815,690	104,043
Norms for regulated entities	1,362,674	478,736	883,938	90,663	912,724	112,730	799,994	105,307
Variation	(45)	-	(45)	(20,409)	15,636	-	15,696	(1,264)

Banco Popular S.A.
Decree 2649 of 1933	15,876,122	13,561,242	2,314,880	221,383	14,906,446	12,878,856	2,027,590	178,205
Norms for regulated entities	15,755,444	13,561,242	2,194,202	220,884	15,024,194	12,878,856	2,145,338	188,691
Variation	120,678	-	120,678	499	(117,748)	-	(117,748)	(10,486)

Grupo Aval Limited
Decree 2649 of 1933	3,034,004	3,138,382	(104,378)	(37,764)	2,812,316	2,873,378	(61,062)	(38,279)
Norms for regulated entities	3,034,004	3,138,382	(104,378)	(37,764)	2,812,316	2,873,378	(61,062)	(38,279)
Variation	-	-	-	-	-	-	-	-

Grupo Aval International Limited
Decree 2649 of 1933	194,126	194,148	(22)	(7)	70,967	70,981	(14)	(14)
Norms for regulated entities	275,025	414,838	(139,813)	(127,595)	90,419	101,619	(11,200)	(11,200)
Variation	(80,899)	(220,690)	139,791	127,588	(19,452)	(30,638)	11,186	11,186

AFP Horizonte Pensiones y Cesantías S.A.
Decree 2649 of 1933	527,718	78,725	448,993	(3,421)	-	-	-	-
Norms for regulated entities	527,718	78,725	448,993	(3,421)	-	-	-	-
Variation
Standardization effect	(586,134)	(220,690)	(365,444)	110,529	(930,299)	(32,324)	(897,375)	(89,181)

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(7)	Accounts Receivable, Short-term

The following provides the breakdown of accounts receivable as at June 30, 2013 and December 31, 2012:

		June 30	December 31
Dividends:
Banco de Bogotá S.A.	COP	101,243	89,273
Banco de Occidente S. A.		42,788	36,703
Banco Popular S. A.		42,144	42,144
186,175		168,120
Fees
Banco de Bogotá S.A.		2,610	-
Banco Comercial AV Villas S.A.		9	-
		2,619	-
Advances:
Taxes and contributions		3,954	8,967

Other accounts receivable:
Depositories		3	172
Accounts receivable Private Health Insurers (EPS) - Medical leave		10	6
Accounts receivable on behalf of third parties		6	1
		19	179

	COP	192,767	177,266

(8)	Properties, Plant & Equipment, Net

The breakdown of property, plant and equipment as at June 30, 2013 and December 31, 2012 is as follows:

		June 30	December 31

Office equipment	COP	234	177
Computing equipment		1,328	1,319
		1,562	1,496
Less: Accumulated depreciation		1,029	961
	COP	533	535

There is no restriction on property, plant and equipment. The company does not own goods with conditional ownership. The fixed assets correspond to computing and office equipment. They have no valuation, because their depreciation is permanent.

(9)	Intangibles - Acquired Goodwill, Net

The breakdown of intangibles - acquired goodwill - as at June 30, 2013 and December 31, 2012 is as follows:

		June 30	December 31

Acquired goodwill, net(1)	COP	737,173	411,992

(1)	Included in Note 25 – Transactions with Related Parties

Acquired Goodwill, Net

		June 30	December 31
Capitalization of AV Villas (1)
made on September 17, 2001
at a value of COP 156,000. Number of
shares purchased was 72,289,157 at
an intrinsic value of COP 1,577.54.	COP	41,961	41,961

Increase due to purchase of shares in Banco Popular (2)
made on November 1, 2005
at a value of COP 168,629. Number of
shares purchased was 733,172,111 at .

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

an intrinsic value of COP 84.90.	106,383	106,383

Increase due to purchase of shares in Banco Popular (2)
made on December 21, 2006
at a value of COP 220,368. Number of
shares purchased was 733,620,000 at
an intrinsic value of COP 94.98.	150,689	150,689

Increase due to purchase of shares in Banco de Occidente (3)
made on June 30, 2007
at a value of COP 36,060. Number of
shares purchased was 1,897,881 at
an intrinsic value of COP 8,159.55.	20,574	20,574

Increase due to purchase of shares in Banco de Occidente (3)
made on December 18, 2007
at a value of COP 29,735.1. Number of
shares purchased was 1,338,272 at
an intrinsic value of COP 9,201.66.	17,421	17,421

Increase due to purchase of shares in Banco Popular (2)
made on June 13, 2008
at a value of COP 239,417.8. Number of
shares purchased was 901,894,321 at
an intrinsic value of COP 101.01.	148,317	148,317

Increase due to purchase of shares in Banco AV Villas (1)
made in July 2008
at a value of COP 432.8. Number of
shares purchased was 120,154 at
an intrinsic value of COP 2,600.68.	120	120

Increase due to purchase of shares in Banco AV Villas (1)
made in August 2008
at a value of COP 234.4. Number of
shares purchased was 65,010 at
an intrinsic value of COP 2,648.69.	62	62

	June 30	December 31
Increase due to purchase of shares in Banco AV Villas (1)
made in September 2008
at a value of COP 776.4. Number of
shares purchased was 218,260 at
an intrinsic value of COP 2,765.85.	173	173

Increase due to purchase of shares in Banco AV Villas (1)
made in October 2008
at a value of COP 871.2. Number of
shares purchased was 242,007 at
an intrinsic value of COP 2,668.47.	226	226

Increase due to purchase of shares in Banco AV Villas (1)
made in November 2008
at a value of COP 18.8. Number of
shares purchased was 6,522 at
an intrinsic value of COP 2,676.68.	1	1

Increase due to purchase of shares in Banco AV Villas (1)
made in December 2008
at a value of COP 422.7. Number of
shares purchased 140,451 at
an intrinsic value of COP 2,794.95.	30	30

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Increase due to purchase of shares in Banco de Occidente (4)
made on September 22, 2011
at a value of COP 13,693. Number of
shares purchased was 414,936 at
an intrinsic value of COP 18,068.87.		6,195	6,195

Increase due to purchase of shares in Banco de Bogotá (5)
made during the April 1 to 30, 2013 period
at a value of COP 668. Number of
shares purchased was 11,306 at
an intrinsic value of COP 33,049.56.		294	-

Increase due to purchase of shares in Banco de Occidente (6)
made during the April 1 to 30, 2013 period
at a value of COP 8,364. Number of
shares purchased was 255,079 at
an intrinsic value of COP 22,376.89.		2,656	-

Increase due to purchase of shares in AFP Horizonte (7)
made on April 18, 2013
at a value of COP 71,403. Number of
shares purchased was 305,168,051 at
an intrinsic value of COP 105.80.		39,117	-

Increase due to purchase of shares in Banco de Bogotá (8)
made during the May 1 to 31, 2013 period
at a value of COP 244,566. Number of
shares purchased was 3,559,905 at
an intrinsic value of COP 33,329.47.		125,916	-

Increase due to purchase of shares in Banco de Occidente (9)
made during the May 1 to 31, 2013 period
at a value of COP 130,565. Number of
shares purchased was 3,649,750 at
an intrinsic value of COP 22,612.58.		48,034	-

		June 30	December 31
Increase due to purchase of shares in Banco de Bogotá (10)
made during the June 1 to 30, 2013 period
at a value of COP 158,222. Number of
shares purchased was 2,267,345 at
an intrinsic value of COP 33,795.29.		81,596	-
Increase due to purchase of shares in Banco de Occidente (11)
made during the June 1 to 30, 2013 period
at a value of COP 80,516. Number of
shares purchased was 2,013,079 at
an intrinsic value of COP 22,748.67.		34,722	-

Accumulated amortization		(80,160)	(74,198)
Amortization for the period		(7,154)	(5,962)
	COP	737,173	411,992

These purchases were made at market values negotiated with third parties.

(1)	In September 2011, the goodwill of Banco Comercial AV Villas S.A. was fully amortized.
(2)
In fulfillment of that stipulated in the External Circular No. 011 of August 18, 2005, of the Superintendency of Securities (now known as the Superintendency of Finance of Colombia), and on the grounds that the company gained control of Banco Popular S.A. through the execution of a contract that grants Grupo Aval Acciones y Valores the full and absolute representation of the shares that Rendifín S.A. en Liquidación owns in Banco Popular S.A., the goodwill acquired through each of the purchases made was recorded.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(3)
The acquired goodwill was accounted for in fulfillment of that stipulated in the Circular mentioned in the previous paragraph and on the grounds that the company has control of Banco de Occidente S.A. and maintains its investments in the long-term. The data related to the intrinsic value is shown in pesos. These operations were carried out on June 30 and December 18, 2007.

(4)
In September 2011, the acquired goodwill was accounted for in fulfillment of that stipulated in the Circular mentioned and on the grounds that the company has control of Banco de Occidente S.A. and maintains its investments in the long-term.

(5)
In April 2013, the acquired goodwill was accounted for in fulfillment of that stipulated in the External Circular 034 of 2006 of the Superintendency of Finance of Colombia and on the grounds that the company has control of Banco de Bogotá S.A. and maintains its investments in the long-term. The data related to the intrinsic value is shown in pesos.  These operations were carried out during the period April 1 to 30, 2013.

(6)
In April 2013, the acquired goodwill was accounted for in fulfillment of that stipulated in the External Circular 034 of 2006 of the Superintendency of Finance of Colombia and on the grounds that the company has control of Banco de Occidente S.A. and maintains its investments in the long-term. The data related to the intrinsic value is shown in pesos.  These operations were carried out during the period April 1 to 30, 2013.

(7)
In April 2013, the acquired goodwill was accounted for in fulfillment of that stipulated in the External Circular 034 of 2006 of the Superintendency of Finance of Colombia and on the grounds that the company acquired control over the pension fund AFP Horizonte Pensiones y Cesantías S.A. The data related to the intrinsic value is shown in pesos.  This operation was carried out on April 18, 2013.

(8)
In May 2013, the acquired goodwill was accounted for in fulfillment of that stipulated in the External Circular 034 of 2006 of the Superintendency of Finance of Colombia and on the grounds that the company has control of Banco de Bogotá S.A. and maintains its investments in the long-term. The data related to the intrinsic value is shown in pesos.  These operations were carried out during the period May 1 to 31, 2013.

(9)
In May 2013, the acquired goodwill was accounted for in fulfillment of that stipulated in the External Circular 034 of 2006 of the Superintendency of Finance of Colombia and on the grounds that the company has control of Banco de Occidente S.A. and maintains its investments in the long-term. The data related to the intrinsic value is shown in pesos.  These operations were carried out during the period May 1 to 31, 2013.

(10)
In June 2013, the acquired goodwill was accounted for in fulfillment of that stipulated in the External Circular 034 of 2006 of the Superintendency of Finance of Colombia and on the grounds that the company has control of Banco de Bogotá S.A. and maintains its investments in the long-term. The data related to the intrinsic value is shown in pesos.  These operations were carried out during the period June 1 to 30, 2013.

(11)
In June 2013, the acquired goodwill was accounted for in fulfillment of that stipulated in the External Circular 034 of 2006 of the Superintendency of Finance of Colombia and on the grounds that the company has control of Banco de Occidente S.A. and maintains its investments in the long-term. The data related to the intrinsic value is shown in pesos.  These operations were carried out during the period June 1 to 30, 2013.

The amortization of goodwill originated in the purchase of shares in Banco Popular S.A. and Banco de Occidente S.A. is carried out over a 20 year term, applying the "Reverse sum-of-the-term's digits" method, as shown in the following table:

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)
			Value
Period	Factor	Banco	Banco	Banco de	Banco de	Banco de
		Popular(1)	Popular (2)	Occidente (3)	Occidente (4)	Occidente (4)
1	0.0047619048	$1,224	706	98	83	29
2	0.0095238095	2,448	1,413	196	166	59
3	0.0142857143	3,672	2,119	294	249	88
4	0.0190476190	4,897	2,825	392	332	118
5	0.0238095238	6,121	3,531	490	415	147
6	0.0285714286	7,345	4,238	588	498	177
7	0.0333333333	8,569	4,944	686	581	206
8	0.0380952381	9,793	5,650	784	664	236
9	0.0428571429	11,017	6,356	882	747	265
10	0.0476190476	12,242	7,063	980	830	295
11	0.0523809524	13,466	7,769	1,078	913	325
12	0.0571428571	14,690	8,475	1,176	995	354
13	0.0619047619	15,914	9,182	1,274	1,078	384
14	0.0666666667	17,138	9,888	1,372	1,161	413
15	0.0714285714	18,362	10,594	1,469	1,244	443
16	0.0761904762	19,586	11,300	1,567	1,327	472
17	0.0809523810	20,811	12,007	1,665	1,410	502
18	0.0857142857	22,035	12,713	1,763	1,493	531
19	0.0904761905	23,259	13,419	1,861	1,576	561
20	0.0952380952	24,483	14,126	1,959	1,659	590
		$257,072	148,318	20,574	17,421	6,195
The beginning of each period is as follows: (1) January 2007, (2) July 2008, (3) July 2007, (4) January 2008 and (5) September 2011.

The amortization of goodwill originating in the purchase of shares in Banco de Bogotá and Banco de Occidente S.A. and AFP Horizonte Pensiones y Cesantías S.A. during the first semester of 2013, is carried out over a 20 year term, applying the method outlined in the External Circular 034 of 2006 of the Superintendency of Finance of Colombia, as shown in the following table:

			Value
Period	Factor	Banco de	Banco	AFP	Banco de	Banco de	Banco de	Banco de
		Bogotá(1)	Occidente (2)	Horizonte (3)	Bogotá (4)	Occidente (5)	Bogotá (6)	Occidente (7)

1	0.0020583333	$7	66	966	3,110	1,186	2,015	858
2	0.0022000000	8	70	1,033	3,324	1,268	2,154	917
3	0.0023500000	8	75	1,103	3,551	1,355	2,301	979
4	0.0025083333	9	80	1,177	3,790	1,446	2,456	1,045
5	0.0026833333	10	85	1,260	4,054	1,547	2,627	1,118
6	0.0028666667	10	91	1,346	4,332	1,652	2,807	1,194
7	0.0030750000	11	98	1,443	4,646	1,772	3,011	1,281
8	0.0032750000	12	104	1,537	4,948	1,888	3,207	1,365
9	0.0035083333	12	112	1,647	5,301	2,022	3,435	1,462
10	0.0037416667	13	119	1,756	5,654	2,157	3,664	1,559
11	0.0040083333	14	128	1,881	6,057	2,310	3,925	1,670
12	0.0042833333	15	136	2,011	6,472	2,469	4,194	1,785
13	0.0045750000	16	146	2,147	6,913	2,637	4,480	1,906
14	0.0048916667	17	156	2,296	7,391	2,820	4,790	2,038
15	0.0052333333	18	167	2,457	7,908	3,017	5,124	2,180
16	0.0055833333	20	178	2,621	8,436	3,218	5,467	2,326
17	0.0059750000	21	190	2,805	9,028	3,444	5,850	2,489
18	0.0063916667	23	204	3,000	9,658	3,684	6,258	2,663
19	0.0068250000	24	218	3,204	10,313	3,934	6,683	2,844
20	0.0073000000	26	233	3,427	11,030	4,208	7,148	3,042
		$294	2,656	39,117	125,916	48,034	81,596	34,721

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(10)	Deferred Charges, Net

The breakdown of the deferred charges at June 30, 2013 and December 31, 2012 is as follows:

		June 30	December 31
Current
Studies, research & development and projects	COP	628	498
Software		680	680
Improvements to properties belonging to third parties		3	-
Licenses		6	6
Accumulated amortization		(746)	(523)
Amortization for the period		(207)	(223)

Advertising and publicity (1)		10,383	10,383
Accumulated amortization		(8,660)	(6,064)
Amortization for the period		(1,723)	(2,596)
Commissions (1)		35,288	35,288
Accumulated amortization		(26,405)	(17,583)
Amortization for the period		(8,822)	(8,822)
Total Current COP	COP	425	11,044
Long-term
Studies, research & development and projects	COP	152	281
Software		10	25

Long-term total		162	306

Total deferred charges	COP	587	11,350

(1)	The deferred charges for publicity and advertising correspond to the issue and placement of shares carried out during the first semester of 2011 and are amortized over 24 months.

(11)	Valuations:

For the semesters ended June 30, 2013 and December 31, 2012, the company has recognized valuations of its shares in controlled companies at a value of COP 11,502,096 and COP 7,738,866 respectively. Of these, during the first semester of 2013, COP 3,763,230 were recognized, taking into account their fair value and book value using the equity method, in accordance with the rules set out in the Single Accounts Plan for Traders (PUC, in its Spanish acronym) (Decree 2650 of 1993), which mandates that the active account 1905 - Valuation of Investments, "records the favorable difference between the fair value and the book value of the property investments of the economic entity, which were purchased to fulfill legal provisions or maintain a secondary availability of liquid funds equal to those purchased as long-term investments."

For this purpose, the market value of the investments is calculated considering the rules outlined in Articles 10 and 61 of Decree 2649 of 1993.  The following shows the fair values, intrinsic value and valuations as at June 30, 2013 and December 31, 2012:

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

	June 30
	Number of shares	Investment book value	Price per share			Fair Value	Valuations
	A	B	C			A*C = D	D – B
In controlled entities
Banco de Bogotá S .A.	190,668,932	$6,090,133	69,016.00			13,159,207	7,069,074
Banco de Occidente S.A.	112,303,338	2,381,490	40,260.87			4,521,430	2,139,940
Banco Comercial Av Villas S.A.- common	179,192,996	882,615	8,500.00			1,523,140	640,525
Banco Comercial Av Villas S.A. – preferred	260,561	1,283	4,925.50			1,283	-
Banco Popular S.A. (2)	7,241,296,738	2,169,841	500.00			3,620,648	1,450,807
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A	16,990,470	176,787	10,405.06	(	*)	176,787	-
AFP Horizonte Pensiones y Cesantias S.A..	305,168,051	32,068	105.08	(	*)	32,068	-

Grupo Aval Limited	1	(104,378)	-			(104,378)	-
Grupo Aval International Limited	1	(21)	-			(21)	-
Sub-total		11,629,818				22,930,164	11,300,346
Sub-total		(201,750)					201,750	(	**)
Banco Popular S.A.(1)		11,428,068					11,502,096

	December 31
	Number of shares	Investment book value	Price per share			Fair Value	Valuations
	A	B	C			A*C = D	D - B
In controlled entities
Banco de Bogotá S .A.	184,830,376	$5,686,382	54,045.36			9,989,224	4,302,842
Banco de Occidente S.A.	106,385,430	2,256,851	31,608.83			3,362,719	1,105,868
Banco Comercial Av Villas S.A.- common	179,192,996	852,775	7,100.00			1,272,270	419,495
Banco Comercial Av Villas S.A. – preferred	260,561	1,240	4,758.98			1,240	-
Banco Popular S.A. (2)	7,241,296,738	1,900,552	500.00			3,620,648	1,720,097

Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S .A.	15,994,319	163,146	10,200.23	(	*)	163,146	-
Grupo Aval Limited	1	-61,063	-			(61,063)	-
Grupo Aval International Limited	1	(14)	-			(11,200)	(11,186)
Sub-total		10,799,869				18,336,984	7,537,116
Banco Popular S.A. (1)		(201,750)					201,750	(	**)
		$10,598,119					7,738,866

(*)	Intrinsic value reported at close of period.
(**)
In the escisión process of 4,872,610,306 shares in Banco Popular S.A. that occurred in 2011 involving Rendifin S.A., Inversiones Escorial S.A. and Popular Securities, in favor of Grupo Aval Acciones y Valores S.A., the following valuation was determined:

		June 30
Standardized, consolidated equity value of Banco Popular S.A. (at May 2011) (A)	COP	1,789,264
No. of outstanding shares (B)		7725326503
Intrinsic value (in pesos) (A/B)		232
No. of shares received by Aval during escisión (C)		1514163994

Intrinsic value of shares acquired (D=(A/B)*(C))		350,696
Value accounted for as cost (E)		681,374
Valuation (D-E) accrued		(330,678)
Balance of accumulated valuation (F)	COP	201,750	(**)

The effect of the application of this valuation mechanism corresponds to an increase in the Company's equity between June 30, 2013 and December 31, 2012 at a value of COP 3,763,230, as a result of accounting for and disclosing the valuations of investments in controlled companies.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)
(12)	Borrowings

The breakdown of borrowings as of June 30, 2013 and December 31, 2012, is as follows:

		June 30	December 31
Current

Bienes y Comercio S.A.	COP	56,478	92,117
Rendifin S.A.		180,603	263,239
	COP	237,081	355,356
Long-term
Rendifin S.A		592,696	526,478
Bienes y Comercio S.A. (1)		306,422	260,750
Adminegocios y Cía. S.C.A.		8,333	8,333
Grupo Aval Limited (2)		74,652	-
		982,103	795,561
	COP	1,219,184	1,150,917

(1)	New borrowings were acquired from Bienes y Comercio S.A. in the amount of COP 37,5000, in June 2013.
(2)	Borrowings in foreign currency to the amount of USD 38.7 million, in April 2013.

The interest value for these borrowings, for June 30, 2013 and December 31, 2012, increased to COP 42,867 and COP 48,422 respectively. Included in Note 27 - Interest.

The term established for borrowings in local currency is five (5) years, with a two (2) year grace period. For Adminegocios y Cía S.C.A., the interest rate is the fixed term deposit rate (FTD) the end of the quarter + 3 points. For Bienes y Comercio S.A. and Rendifin S.A., the interest rate is the fixed term deposit rate (FTD) at the end of the quarter + 2 points.  In May 2013, it was agreed with these two institutions that the spread be modified from 3 to 2 points. Additionally, for capital payments forecast from May to December 2013, 10% of said borrowing will be paid and the remaining 90% will be paid at the borrowing's maturity.

The term established for borrowings in foreign currency (U.S. dollars) is eighteen (18) months, at a rate of 2.15% per month.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Maturity

The future maturities of the long-term borrowings are:

		June 30	December 31
2014	COP	299,787	375,972
2015		612,178	382,306
2016		43,888	29,783
2017		20,000	7,500
2018		6,250	0
	COP	982,103	795,561

(13)	Suppliers

The breakdown of the national supplier account as at June 30, 2013 and December 31, 2012, is as follows:

		June 30	December 31

Office supplies	COP	32	72
Services		17	153
Property, plant and equipment		2	64
	COP	51	289

(14)	Accounts Payable

The breakdown of accounts payable as at June 30, 2013 and December 31, 2012, is as follows:

		June 30	December 31

Costs and expenses payable	COP	17,161	19,295
Dividends and shares		306,700	293,454
Witholding Tax		792	885
VAT withheld		2	29
Municipal business tax (ICA) withheld		16	126
Withholdings and contributions		349	352
Creditors (1)		1,423	1,480
	COP	326,443	315,621

(1)	Includes accounts payable to Bienes y Comercio S.A. of COP 1,356.80.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(15)	Taxes, Contributions and Fines

The breakdown of taxes, contributions and fines as at June 30, 2013 and December 31, 2012, is as follows:
		June 30	December 31
Current
Industry and commerce	COP	3,812	1,594
Sales tax		1,009	568
Equity tax		11,654	11,464
Income and related taxes		-	12,072
	COP	16,475	25,698

Long-term
Equity tax		5,826	11,464
		5,826	11,464
	COP	22,301	37,162

Equity Tax

Grupo Aval is subject to the equity tax and surcharge established for 2011 by Law 1370 of 2009 and by Legislative Decree 4825 of 2010 to the 6% tax rate paid on equity to January 1, 2011. For accounting purposes, pursuant to the aforementioned provisions, the company adopted a policy to charge the entire equity tax to the reappraisal of equity account.

The Equity Tax the Company incurred in 2011 was COP 45,857, out of which, COP 11,464 was paid in 2011 and 2012.

In the first semester of 2013, COP 6,204 was paid. In May, the initial liquidation executed was recalculated, which resulted in an adjustment of COP 755, following the same methodology. Similarly, the fine and corresponding interest were recorded and paid.

Payment	Equity Tax		Installment		Payment	Accumulated
Date			Value		Value	Payment
May-11	1 installment payment	COP	5,732		5,732	5,732
Sep-11	2 installment payment		5,732		5,732	11,464
May-12	3 installment payment		5,732		5,732	17,196
Sep-12	4 installment payment		5,732		5,732	22,928
May-13	5 installment payment		6,204		6,204	29,132
Sep-13 (1)	6 installment payment		5,827	-
May-14 (1)	7 installment payment		5,827	-
Sep-14 (2)	8 installment payment	COP	5,826	-
			46,612		29,132

(1) Current Equity Tax			11,654
(2) Long-term Equity Tax			5,826
Total pending		COP	17,480
Value paid at June 30, 2013		COP	29,132

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(16)	Labor Obligations

The breakdown of labor obligations at June 30, 2013 and December 31, 2012, is as follows:

		June 30	December 31
Consolidated severance funds	COP	-	225
Interest on severance funds		-	24
Consolidated vacations		837	837
	COP	837	1,086

(17)	Estimated Liabilities and Provisions

The balance of estimated liabilities and provisions at June 30, 2013 and December 31, 2012, is as follows:

		June 30	December 31

Costs and expenses	COP	2,761	1,171
Labor obligations		374	-
Income tax		3,633	-
	COP	6,768	1,171

(18)	Other Liabilities

		June 30	December 31
Prepayments and advances received from shareholders	COP	1,844	1,952

(19)	Outstanding Bonds

The following is the breakdown of outstanding bonds at June 30, 2013 and December 31, 2012:

Issue		June 30	December 31

Long term:
2005 third issue	COP	100,000	100,000
2009 fourth issue		624,249	624,249
Long-term subtotal		724,249	724,249
Total	COP	724,249	724,249

Maturity

The future maturities of the long-term bonds are as follows:

		June 30	December 31
2014	COP	105,499	105,499
2015		100,000	100,000
2016		114,670	114,670
2017 and following years		404,080	404,080
	COP	724,249	724,249

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)
Outstanding bonds have the following characteristics:

Third Issue 2005
Type of security	Ordinary bonds
Date of issue	October 28, 2005
Nominal value	COP 1,000,000 per bond
Authorized amount	COP 200,000
Issued amount	COP 200,000
Series	A
Redemption term	six (6) to ten (10) years from the date of
issue.
Legal Representative of
bond holders	Fiduciaria Corredores Asociados FIDUCOR S.A.
Administrative Body	Depósito Centralizado de Valores de Colombia
DECEVAL S.A.

Returns	Series A and B bonds accrue a floating interest indexed to inflation (CPI) and their capital will be fully redeemed upon their maturity.

Returns on the issue reflect the current market conditions on the date of placement, complying with the issuer's guidelines established in the issuance and placement regulation approved by Board of Directors Minutes No. 71 of September 7, 2005.

Fourth Issue 2009
Type of security	Ordinary bonds
Date of issue	December 3, 2009
Nominal value	COP 1,000,000 per bond
Authorized amount	COP 750,000
Issued amount	COP 750,000
Series	A and B
Redemption term	three (3) to fifteen (15) years from the date of
issue.

Legal Representative of
bond holders	Fiduciaria Corredores Asociados FIDUCOR S.A.

Administrative Body	Depósito Centralizado de Valores de Colombia DECEVAL S.A.

Returns
The B3 series bonds accrue a floating interest with the FTD+1.14 points. The series A5, A7, A10 and A15 bonds accrue a floating interest indexed to inflation (CPI), plus 3.69, 4.49, 4.84 and 5.20 points, respectively, and their capital will be fully redeemed upon their maturity.

The interest value for these borrowings, for June 30, 2013 and December 31, 2012, increased to COP 22,836 and COP 30,490 respectively. Included in Note 27 - Interest.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(20)	Share Capital

At June 30, 2013 and December 31, 2012, the authorized capital was COP 120,000, represented in 120,000,000,000 shares, each one having the nominal value of one peso (COP 1).

In a General Meeting held on December 7, 2010, an amendment of the bylaws was passed, so that common shares could be converted into preferred dividend shares. This bylaw amendment was approved by the Superintendency of Finance of Colombia through Resolution No. 2443 of December 23, 2010. The exchange ratio determined was 1 common share for 1 preferred dividend without voting rights. Shares shall only be converted when this is approved or authorized by the Shareholders' General Meeting, according to the case.

The movement of subscribed and paid capital at June 30, 2013 and December 31, 2012, is as follows:

		June 30	December 31

Subscribed and paid shares		18,551,766,453	18,551,766,453
Subscribed shares receivable		-	-
Total Shares		18,551,766,453	18,551,766,453

Subscribed and paid capital	COP	18,552	18,552

The Preferred Shares issued give the right to receive a minimum preferred dividend on the profits of the period, after the losses affecting capital are covered, deducting the contribution that must be allocated for legal reserve by law and before creating or increasing any other reserve. The minimum preferred dividend is one peso (COP 1) a semester per share, provided that this preferred dividend exceeds the dividend declared for common shares. On the contrary, i.e., if the minimum preferred dividend is not greater than the dividend that corresponds to the common shares, only the declared dividend value for each common share shall be recognized for each preferred share. The accumulation of dividends shall not be permitted. The right to convert common shares into preferred shares has been exercised for the first semester of 2013 for a total of 52,203,070 shares and for the second semester of 2012 for a total of 67,298,895 shares.

(21)	Paid-in Capital

Below is the breakdown of paid-in capital at June 30, 2013 and December 31, 2012:

		30-June	31-December

Additional paid-in capital	COP	3,671,667	3,671,667

Equity method surplus (1):
Banco de Bogotá S.A.		1,084,822	1,176,732
Banco de Occidente S.A.		326,342	413,186
Banco Popular S.A.		231,497	85,431
Sociedad Administradora de Fondos de
Pensiones y Cesantías Porvenir S.A.		2,269	2,679
AFP Horizonte Pensiones y Cesantías S.A.		27	-
Grupo Aval Limited		-	211
		1,644,957	1,678,239
COP	5,316,624	5,349,906
(1) Included in Note 25 – Transactions with Related Parties

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)
(22)	Reserves

Legal

According to legal provisions, every company must create a legal reserve, appropriating ten percent (10%) of the net profit of each period until reaching fifty percent (50%) of the subscribed capital. The reserve could be reduced to less than fifty percent (50%) of the subscribed capital when its objective is to cover losses in excess of undistributed profits.

Below is the breakdown of reserves at June 30, 2013 and December 31, 2012:

		June 30	December 31
Legal reserve	COP	9,276	9,276
Occasional reserve
at the disposal of the highest corporate body		3,070,977	2,736,084
	COP	3,080,253	2,745,360

(23)	Reappraisal of Equity

The first semester of 2011 was affected by the recording of equity tax in the amount of COP 45,857, which covers four years (2011-2014). The equity tax was recalculated in the first semester of 2013, which resulted in a greater value to pay of COP 755. At June 30, 2013 and December 31, 2012, the balances are as follows:

		June 30	December 31
Share capital	COP	53,081	53,081
Paid-in capital		188,138	188,138
Reserves		403,585	403,585
Net income of retained earnings		90,136	90,891
Assets in unproductive period		2,100	2,100
Equity method surplus		137,430	137,430
	COP	874,470	875,225

(24)	Surplus in Investment Valuation

As a result of the change in the accounting practices and policies of Grupo Aval Acciones y Valores S.A., described in note 11 - Valuations, the company's equity increased by COP 3,763,230 between December 31, 2012 and June 30, 2013 as a result of the accounting and disclosure of the valuations of the investments in controlled companies.

		June 30	December 31

Banco de Bogotá S.A.	COP	7,069,073	4,302,842
Banco de Occidente S.A.		2,139,940	1,105,868
Banco Comercial AV Villas S.A.		640,526	419,495
Banco Popular S.A.		1,652,557	1,921,847
Grupo Aval International Limited		-	-11,186
	COP	11,502,096	7,738,866

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(25)	Transactions with Related Parties

The balances, at June 30, 2013 and December 31, 2012, are presented below:

		June 30
				Shareholders
		Grupo Aval	Board of Directors	with more than
		entities	Members	10% share
ASSETS
Cash- Checking accounts (1)	COP	10,460	-	-
Cash- Savings accounts (1)		33,078	-	-
Investments - Securities (2)		31	-	-
Investments - Permanent (3)		11,428,068	-	-
Accounts Receivable - Dividends (8)		186,175	-	-
Accounts Receivable- Fees (8)		2,619	-	-
Accounts Receivable - Depositories (8)		3	-	-
Intangibles - Goodwill (4)		737,173	-	-

LIABILITIES			-	-
Borrowings		74,652	-	8,333
Accounts Payable		5	-	-
Accounts Payable – Interest		334	-	92
Accounts Payable – Dividends		1	-	107,918

EQUITY			-	-
Equity Method Surplus (5)		1,644,957	-	-

INCOME
Dividends (6)		6,366	-	-
Interest (6)		13,435	-	-
Trust income (6)		96	-	-
Equity method (3)		913,389	-	-
Fees (7)		26,544	-	-
Recoveries from changes in equity (3)		-

EXPENSES
Bank charges (7)		4	-	-
Interest (7)		330	-	326
Commissions (7)		221	-	-
Fees (6)		-	240	-
Leases (6)		366	-	-
Goodwill amortization (4)		7,154	-	-
Equity method loss (3)		18,718	-	-

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

		December 31
		Grupo Aval entities	Board of Directors Members	Shareholders with more than 10% share

ASSETS
Cash - Checking accounts (1)	COP	9,462	-	-
Cash- Savings accounts (1)		806,866	-	-
lnvestments - Securities (2)		8,298	-	-
lnvestments - Permanent (3)		10,598,119	-	-
Accounts Receivable - Dividends (8)		168,120	-	-
Accounts Receivable- Fees (8)		-	-	-
Accounts Receivable - Depositories (8)		172	-	-
Intangibles- Goodwill (4)		411,992	-	-

LIABILITIES
Borrowings		-	-	8,333
Accounts Payable		14	-	-
Accounts Payable - Interest		-	-	107
Accounts Payable - Dividends		-	-	102,778

EQUITY
Equity Method Surplus (5)		1,678,239	-	-

INCOME
Dividends (6)		-	-
Interest (6)		25,923	-	-
Trust income (6)		252	-	-
Equity method (3)		833,001	-	-
Fees (7)		19,814	-	-
Recoveries from changes in equity (3)		54,185	-	-

EXPENSES
Bank charges (7)		5	-
Interest (7)		-	-	350
Commissions (7)		246	-	-
Fees (6)		-	213	-
Leases (6)		364	-	-
Goodwill amortization (4)		5,962	-	-
Equity method loss (3)		205	-	-

(1) Included in Note 4 - Available
(2) Included in Note 5 - Investment Securities
(3) Included in Note 6 - Permanent Investments, net
(4) Included in Note 9 – Intangibles – Acquired Goodwill, net
(5) Included in Note 21 - Paid-in Capital
(6) Included in Note 26 – Operating Income and Expenses
(7) Included in Note 27 – Non-operating Income and Expenses
(8) Included in Note 7 – Current Accounts receivable

At June 30, 2013 and December 31, 2012, the Company did not carry out operations with its Managers. Operations performed with affiliated companies were carried out under the general conditions in effect on the market for similar operations.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(26)	Operating Income and Expenses

Below is the breakdown of operating income and expenses for the semesters ended June 30, 2013 and December 31, 2012:

		June 30	December 31
Operating Income:
Dividends (1)	COP	6,366	-
Interest (1)		13,435	25,923
Return on capital (2)		904	252
Net equity method		913,389	833,001
Recoveries from changes in equity		-	54,185
	COP	934,094	913,361

Operating Expenses:

Personnel expenses	COP	12,412	11,524

Fees
Board of Directors (1)		240	213
Independent audit		14	45
Legal advice		109	434
Financial consultation		6,796	301
Technical consultation		1,034	554
Others		719	3,056
		8,912	4,603
Taxes
Industry and commerce		7,410	5,148
Financial transaction tax		4,750	2,656
VAT deductible		-	4
		12,160	7,808
Leases
Property (3)		368	364
Computer equipment		4	7
		372	371

Contributions and memberships		217	178
Insurance		5	-
Utilities		490	665
Legal expenses		19	12
Maintenance and repairs		31	108
Remodeling and installation		8	69
Traveling expenses		145	112
Depreciation		150	113
Intangibles amortization (1)		7,154	5,962
Deferred assets amortization		10,769	11,639
Effect of exchange rate		3,997	-
Sales operational expenses		4,265	1,942
Other		790	241
COP	61,896	45,347

(1) Included in Note 25 – Transactions with Related Parties
(2) Included in Note 25 – Transactions with Related Parties: With Grupo Aval entities, COP 96 at June 30, 2013 and COP 252 at December 31, 2012.
(3) Included in Note 25 – Transactions with Related Parties: With Grupo Aval entities, COP 366 at June 30, 2013 and COP 364 at December 31, 2012.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(27)	Non-operating Income and Expenses

Below is the breakdown of non-operating income and expenses for the semesters ended June 30, 2013 and December 31, 2012:

		June 30	December 31
Fees(1):
Banco de Bogotá S.A.	COP	8,695	6,439
Banco de Occidente S.A.		6,019	4,458
Banco Comercial AV Villas S.A.		3,344	2,477
Banco Popular S.A.		5,351	3,963
Sociedad Administradora de
Fondos de Pensiones y Cesantías Porvenir S.A.		3,135	2,477
	COP	26,544	19,814
Services:
Corporación Publicitaria S. A.		2	2

Recoveries:
Recoveries of other costs		375	90
Other income		663	2
		1,038	92
Effect of exchange rate		8	4
	COP	27,592	19,912

Below is the breakdown of non-operating expenses for the semesters ended June 30, 2013 and December 31, 2012:

		June 30	December 31
Financial
Bank charges (1)	COP	4	5
Commissions (2)		302	354
Effect of exchange rate		50	13
		356	372
Interest
Bonds		22,836	30,490
Borrowings Bienes y Comercio		12,775	14,853
Borrowings Adminegocios (1)		326	350
Borrowings Rendifin		29,436	33,219
Borrowings Grupo Aval Limited (1)		330	-
Other Interest		-	1
		65,703	78,913
		66,059	79,285
Other

Extraordinary expenses		9	-
Extraordinary expenses DIAN
(Colombian Tax and Customs Authority)		229	-
Donations		20	2
		258	2
Equity method loss (1)		18,718	205
		85,035	79,492

(1) Included in Note 25 – Transactions with Related Parties
(2) Included in Note 25 – Transactions with Related Parties: With Grupo Aval entities, COP 221 at June 30, 2013 and COP 246 at December 31, 2012.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(28)	Income Tax and Income Tax for Equality (CREE, in its Spanish acronym)

The following is the reconciliation between the earnings before tax and the estimated taxable income for the semesters ended June 30, 2013 and December 31, 2012. In accordance with Law 1607 of 2012, the Income Tax rate decreased from 33% to 25% and the income tax for equality (CREE) was created with a tax rate of 8%. However, for the years 2013, 2014 and 2015, the established CREE rate is 9%.

		June 30	December 31
Earnings before Income Tax	COP	814,755	808,434
Plus (less) entries that increase
(decrease) the income after taxes:
Recoveries		-	(54,185)
Equity method income		(913,389)	(833,001)
Dividends		(6,367)	-
Recoveries of provisions		(186)	-
Equity method loss		18,718	205
Financial transaction tax		2,375	1,992
Non-deductible expenses (Art. 13. Law 788/02)		91,953	94,845
Non-deductible expenses and provisions		2,951	-
Taxable net income	COP	10,810	18,290
Presumptive income		10,811	18,291
Current Income Tax and CREE tax (34% and 33%)		3,633	6,036

Reconciliation between book value equity and tax value equity:

As of June 30, 2013 and December 31, 2012, the book value equity differs from the tax equity in the following:

		June 30	December 31

Equity book value	COP	21,603,117	17,530,307
More (less) entries that increase
(decrease) the tax equity:
Lower cost of investments		(5,258,081)	(4,552,535)
Intangible-goodwill		203,340	196,186
Valuations		(11,300,346)	(7,537,116)
Estimated liabilities and provisions		6,768	1,171
Tax equity	COP	5,254,798	5,638,013

Grupo Aval is subject to the Equity Tax and surcharge established for 2011 by Law 1370 of 2009 and by Legislative Decree 4825 of 2010 to the 6% tax rate paid on equity as of January 1, 2011.  For accounting purposes, pursuant to the aforementioned provisions, the company adopted a policy to charge the entire equity tax to the reappraisal of equity account.

The Colombian Congress enacted Law 1607 of December 26, 2012, which introduces important reforms to the Colombian tax system, mainly:

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

•
The income tax rate is reduced from 33% to 25% from 2013 and CREE income tax for equality was created at a rate of 9% from 2013 to 2015 and of 8% from 2016 onwards. The clearing and adjustments carried out to determine the taxable net income for CREE contain some differences regarding those for the purposes of income tax calculated with ordinary income.

•
Payers of the Equality Tax are not required to pay contributions to the SENA (National Service of Learning) and ICBF (Colombian Family Welfare Institute) for employees who earn less than 10 minimum monthly salaries. This exception will be applicable to contributions to the contributory healthcare system starting January 1, 2014.

•	The concept of a permanent establishment is defined and understood as a fixed location at which a foreign company conducts business in the country.
•	The calculation of taxable and non-taxable income for companies that distribute profits to their partners or shareholders is altered.
•
New rules on the price and transfers system are introduced. Among others, its scope of application to operations with financial affiliates in the free-trade zones is extended and some operations of taxpayers with foreign entities affiliated with a permanent establishment in Colombia or abroad are regulated.

(29)	Tax Memorandum Accounts

The following provides the breakdown of tax memorandum accounts as of June 30, 2013 and December 31, 2012:

		June 30	December 31

Difference between the book value and tax value of:
Investments	COP	5,258,081	4,552,535
Intangibles		203,340	196,186
Valuations		11,300,346	7,537,116
	COP	16,761,767	12,285,837

(30)	Control Memorandum Accounts

The following provides the breakdown of control memorandum accounts at June 30, 2013 and December 31, 2012:

		June 30	December 31
Receivables control
Goods and securities in trust	COP	18	(2)
Equity method loss control		27,242	23,153
Adjustments for inflation, assets		885,158	885,158
		912,418	908,309

Accounts payable control
Adjustments for inflation, equity	COP	875,225	875,225
Income tax payable
Difference between book value and tax value:
Equity	COP	16,348,319	11,892,294
Net income		803,943	765,817
Liabilities		6,768	1,171
		17,159,030	12,659,282

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(31)	Payables Memorandum Account Contingencies

The following provides the breakdown of payables memorandum account contingencies payable at June 30, 2013 and December 31, 2012:

Grupo Aval Limited Bonds issue guarantee		June 30	December 31
January 25, 2012	COP	1,157,400	1,060,938
September 19, 2012		1,929,000	1,738,230
		3,086,400	2,829,168
Unpaid bonds
Issue 1998		55	-
	COP	3,086,455	2,829,168

(32)	Financial Ratios

The breakdown of financial ratios at June 30, 2013 and December 31, 2012, is:

Liquidity index		June 30	December 31
Current assets		0.40	1.44
Current liabilities

Return on assets
Net income
Total assets		3.39%	4.06%

Return on equity
Net income
Total equity		3.75%	4.58%

Debt
Total liabilities
Total equity		10.65%	12.73%

Operational efficiency
Operating Expenses
Total assets		0.26%	0.23%

Working capital
Current assets – current liabilities	COP	(352,737)	311,763

Solvency
Equity		90.37%	88.70%
Assets

Operating margin
Operating profit		93.37%	95.01%
Operating income

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Liquidity index:

The liquidity index remains stable and within the optimum ranges which indicates the ability to pay current liabilities.

Operational efficiency:

This ratio continues to remain within the parameters of companies characterized by high operational and administrative efficiency.

Working capital:

There is a decrease in working capital, due to the increase in the accrual of the current share of borrowings, and the reduction of cash.

Solvency:

The Company's solvency rate is 90.37% and is mainly reflected in its permanent investments and investment securities.

Main Variations in Balance Sheet Items:

a)	Investment securities

Investment securities present a decrease of COP 8,267, mainly due to the use of funds at Fiduciaria Corficolombiana and Fiduciaria Bogotá.

b)	Permanent investments

Permanent investments increased by COP 829,949 due to the standardized equity variations.

c)	Valuations

There is an increase of COP 3,736,230 in this item, because of the recognition of valuations of Grupo Aval investments in the controlled entities regarding their fair value.

		June 30	December 31
Banco de Bogotá S.A.	COP	7,069,073	4,302,842
Banco de Occidente S.A.		2,139,940	1,105,868
Banco Comercial AV Villas S.A.		640,526	419,495
Banco Popular S.A.		1,652,557	1,921,847
Grupo Aval International Limited		-	(11,186)
	COP	11,502,096	7,738,866

Included in Note 24 – Surplus in Investment Valuation

d)	Equity Tax

This item presents a long-term balance for a total value of COP 5,826 that corresponds to last installment of the tax of 2014, in compliance with Law 1370 of December 30, 2009 and Decree 4825 of December 29, 2010.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)
e)	Equity

The main variations in equity were:

Paid-in capital

Decrease in equity method surplus of COP 33,282, which corresponds to the application of the equity method to permanent investments. Below is the breakdown of the equity method surplus at June 30, 2013 and December 31, 2012:

		June 30	December 31
Banco de Bogotá S.A.	COP	1,084,822	1,176,732
Banco de Occidente S.A.		326,342	413,186
Banco Popular S.A.		231,497	85,431
Sociedad Administradora de Fondos de
Pensiones y Cesantías Porvenir S.A.		2,269	2,679
AFP Horizonte Pensiones y Cesantías S.A.		27	-
Grupo Aval Limited		-	211
	COP	1,644,957	1,678,239

Reserves

The legal reserve was kept at COP 9,276, in accordance with the legal provisions, by which every company must build a legal reserve, appropriating ten percent (10%) of the net profit of each period until the balance reaches fifty percent (50%) of the subscribed capital.

A reserve of COP 3,070,977 at the disposal of the highest corporate body was created. The occasional reserves available to the highest corporate body approved in the Shareholders' Meeting held on March 22, 2013 increased by COP 334,893.

Reappraisal surplus

The reappraisal surplus presented a significant increase between June 30, 2013 and December 31, 2012, due to the application of the new valuation policy explained in note 11, regarding the accounting and disclosure of valuations of investments in controlled companies.

		June 30	December 31
Banco de Bogotá S.A.	COP	7,069,073	4,302,842
Banco de Occidente S.A.		2,139,940	1,105,868
Banco Comercial AV Villas S.A.		640,526	419,495
Banco Popular S.A.		1,652,557	1,921,847
Grupo Aval International Limited		-	(11,186)
	COP	11,502,096	7,738,866

Included in Note 24 – Surplus in Investment Valuation

(33)	Other Disclosures

The total number of employees at June 30, 2013 and December 31, 2012, was:

	June 30	December 31
Executives	19	20
Others	116	114
Total	135	134

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(34)	Determining the Intrinsic Value and Net Earnings per Share

Based on the weighted average of shares as of June 30, 2013 and December 31, 2012, and the number of outstanding shares on those dates, the intrinsic value and net earnings per share were determined as follows:

Intrinsic value of the share			June 30	December 31

Total equity book value (balance sheet)		COP	21,603,117	17,530,306
Total base equity for the calculation of the intrinsic value	(A)	COP	21,603,117	17,530,306
Subscribed and paid shares (1)		COP	18,551,766,453	18,551,766,453
Outstanding shares (2)	(B)	COP	18,551,766,453	18,551,766,453
Intrinsic value (A) / (B)		COP	1,164.48	944.94

Net earnings per share

Period income	(C)	COP	811,122	802,397
At June 30, 2013 and December 31, 2012, the number of
outstanding shares during the respective period (in millions of shares)	(D)	COP	18,552	18,552
Net earnings per share (C) / (D)			43.72	43.25

(1)	Included in Note 20 - Share Capital
(2)	Included in Note 2, paragraph k

(35)	Convergence with International Accounting Standards

In accordance with Law 1314 of 2009 and Regulatory Decrees 2706 and 2784 of 2012, the Company is required to start harmonizing accounting and financial information standards applied in Colombia with international standards. To do so, the Consejo Técnico de la Contaduría Pública (Technical Council for Public Accounting) classified the companies into groups through its Strategic Committee. The Company belongs to Group 1, for which the transition period starts on January 1, 2014, and the first financial statements under international financial information standards are to be published in 2015.

Pursuant to the requirements act in Circular Letter 10 of 2013, in the first two months of 2013, Grupo Aval Acciones y Valores S.A. and its subordinate companies presented the plan for implementing International Financial Information Standards. This plan was approved by the Board of Directors at its meeting on February 13, 2013.

(36)	Important Events

On September 19, 2012, Grupo Aval Limited, a subsidiary of Grupo Aval Acciones y Valores S.A. in the Cayman Islands issued bonds on the international capital market in compliance with Regulation S of the U.S. Securities Act of 1933 and under Rule 144A, for USD 1 billion, maturing in August 2022 with a deduction of 39.3 basis points and a price of 99.607% with an annual interest of 4.75%.

On October 8, 2012, Grupo Aval International Limited was incorporated. It is a subsidiary of Grupo Aval Acciones y Valores S.A. in the Cayman Islands.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Individual Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

On December 3, 2012, Grupo Aval Acciones y Valores S.A. made a principal payment of COP 125,751 related to the fourth issuance of “B” series bonds.

On December 24, 2012, Banco Bilbao Vizcaya Argentaria S.A. and Compañía Chilena de Inversiones S.L., as sellers, Sociedad Administradora de Pensiones y Cesantías Porvenir S.A as a buyer and Grupo Aval as a guarantor of the obligations of Porvenir, signed a stock purchase agreement for the acquisition of 99.99% of the shares of BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.

On April 18, 2013, Grupo Aval Acciones y Valores S.A. (“Grupo Aval”), Banco de Bogotá S.A. and Banco de Occidente S.A., together with Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A., after having obtained the required authorizations, (Resolution No. 0628 of April 2013 of the Superintendency of Finance of Colombia) completed the purchase of 99.99% of the shares of “BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.". The total adjusted price rose to USD 541,371,652.

On June 20, 2013, Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”) and AFP Horizonte Pensiones y Cesantías S.A. (“Horizonte”) collectively submitted to the Superintendency of Finance of Colombia an advance notice of merger under expedited proceedings, under the terms of Article 56 of the General Regulation of the Financial System, to start the no-objection procedure for the merger of Porvenir and Horizonte, whereby Porvenir would be the acquiring company.

On June 26, 2013, an agreement was signed for the acquisition of 100% del Grupo Financiero Reformador in Guatemala, through “Credomatic International Corporation” (CIC), a subsidiary of Banco de Bogotá and holding of BAC Credomatic operations in Central America.

(37)	Subsequent Events

On July 19, 2013, the agreement was signed for the acquisition of 100% of the direct and indirect share of BBVA in the Banco Bilbao Vizcaya Argentaria (Panama), S.A. (“BBVA Panama”) entity, through Leasing Bogotá S.A., Panama, a subsidiary of Banco de Bogotá. The share of BBVA in BBVA Panama represents approximately 98.92% of its share capital.

At its meeting on July 24, 2013, the Board of Directors of Grupo Aval Acciones y Valores S.A. approved the presentation to the Shareholders' General Meeting of Banco de Bogotá S.A., of a proposal for increasing the subscribed capital of that entity by USD 500 million, to increase its capital to acquire Banco Bilbao Vizcaya Argentaria (Panama), S.A. under the terms reported to the market on July 19, 2013.

BBVA Panama has assets of USD 2.0 trillion and an equity of USD 321 million as of May, 31 2013, and net income of USD 36 million for 2012. Subject to the relevant regulatory approval, the transaction will be completed for a price of USD 490 million (1) (the net of a probable extraordinary distribution of dividends of up to USD 140 million). The merged operations of BBVA Panama and BAC International Bank Inc. will come to a combined balance of assets of USD 12.8 trillion dollars, an equity of USD 1.5 trillion and net annual income of USD 301 million (2), thus becoming the second most important financial group with a general license for assets of said country. Grupo Aval, which will act as a guarantor of Leasing Bogotá S.A., Panama, in this transaction, proposes using existing resources for increasing the subscribed capital of its subsidiary, Banco de Bogotá, for the amount required to perform the transaction.

(1)
The base purchase price shall be adjusted according to the earnings of BBVA Panama made between June 1, 2013, and the completion of the transaction, the net amount from the dividends declared (including the special dividend for up to USD 140 million) in the same period of time.

(2)	According to figures up to December 2012 of BBVA Panama and BAC International Bank Inc. and subsidiaries.

INDEPENDENT AUDITOR’S REPORT

INDEPENDENT AUDITOR'S REPORT

To Grupo Aval Acciones y Valores S.A. Shareholders:

I have audited the consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries indicated in Note 1 of the consolidated financial statements, which consist of the consolidated balance sheet as of June 30, 2013 and the consolidated income statement, statement of changes in equity and changes in financial position and cash flow for the semester then ended and their respective notes that include a summary of the significant accounting policies and other explanatory information. The consolidated financial statements corresponding to the semester ending on December 31, 2012, were audited by another public accountant, an employee of KPMG Ltda., who in his report dated February 26, 2013, gave an unqualified opinion on those statements. The financial statements as at June 30, 2013 of Banco Popular S.A. were audited by another independent auditor. Grupo Aval Acciones y Valores S.A. owns over 50% of this entity. Those financial statements include total assets and operational income that represent 11% of the consolidated total assets and operational income as of June 30, 2013. The reports regarding Banco Popular S.A. financial statements were provided to me, and my opinion regarding these values is solely based on the report of the independent auditor.

The preparation and fair presentation of the consolidated financial statements in accordance with the generally accepted accounting principles in Colombia and the instructions of the Financial Superintendency of Colombia are the responsibility of the Company's management. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free of material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable under the circumstances.

My responsibility is to express an opinion on the consolidated financial statements based on my audit and the other independent auditor's report. I obtained the necessary information to fulfill my functions and carry out my assessment according to generally accepted auditing standards in Colombia. Such standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the consolidated financial statements are free of material misstatements.

An audit includes carrying out procedures to obtain evidence supporting the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the criteria of the independent auditor, including the assessment of the material misstatements risks in the consolidated financial statements. In the risk assessment, the independent auditor takes the relevant internal control into account for the preparation and presentation of the consolidated financial statements to design audit procedures that are appropriate under the circumstances. An audit also includes assessing the use of appropriate accounting policies and the suitability of the accounting estimates made by Company management, as well as assessing the presentation of consolidated financial statements in general. I believe that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my opinion below.

In my opinion, based on my audit and the report of the other independent auditor, the consolidated financial statements mentioned, attached to this report, present fairly, in all material respects, the consolidated financial position of Grupo Aval Acciones y Valores
S.A. and its subsidiaries as of June 30, 2013, and the consolidated operations, consolidated financial position and consolidated cash flows for the semester ended at such date in accordance with generally accepted accounting principles in Colombia and the instructions of the Financial Superintendency of Colombia. As indicated in Note 3 (b) of the consolidated financial statements, the manner in which income from debt security investments at June 30, 2013 are recorded was modified. Consequently, the consistency of the application of the accounting principles at June 30, 2013 will differ from that of the previous semester.

Diana Alexandra Rozo Muñoz
Grupo Aval Acciones y Valores S.A. Independent Auditor
Professional License 120741 - T
Member firm of KPMG Ltda.

September 4, 2013

CONSOLIDATED FINANCIAL STATEMENTS

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

1.	Organization and Background

Grupo Aval Acciones y Valores S.A. (hereinafter the “Company” or “Grupo Aval”) was incorporated under Colombian law on January 7, 1994, with headquarters and a registered business address in the city of Bogotá, D.C., Colombia. The corporate purpose of Grupo Aval consists of the purchase and sale of securities issued by financial and commercial institutions. In performing its corporate purpose, the Company is the majority shareholder of Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A., whose main purpose consists of carrying out all the transactions, actions and services inherent to the banking business in accordance with the applicable laws and regulations. In addition, by means of its direct and indirect investments in the Corporación Financiera Colombiana S.A. (“Corficolombiana”) and the Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”), the Company also participates in investment banking activities and investments in the non-financial sector, and the management of pension and severance funds in Colombia, respectively.

In accordance with the corporate bylaws, Grupo Aval can (i) promote the creation of all kinds of companies related to its corporate purpose; (ii) represent individuals and companies involved in similar or complementary activities; (iii) grant or receive loans with or without interest; (iv) hand over its properties as collateral; (v) issue, endorse, acquire, object, cancel, or pay bills of exchange, checks, promissory notes or any other type of instrument, accept them or provide them as payment; (vi) hold shares in companies with similar or complementary corporate interests and dispose of such shares; (vii) provide services in areas related to its activities, experience and knowledge; and (viii) execute or participate, in general, in acts and contracts related to the above, in order for the Company to exercise its rights and obligations.

The company's duration established in the bylaws is until May 24, 2044, but the company may be dissolved before or said term may be extended.

These consolidated financial statements include the assets, liabilities, earnings, contingent accounts and memorandum accounts of Grupo Aval and its subsidiaries in which Grupo Aval holds, directly or indirectly, interest greater than 50% of the outstanding voting shares, except for its shares in collective funds or portfolios, which do not require consolidation according to the current regulations.

All material transactions between consolidated companies have been eliminated from the Consolidation.

The following are the entities with which Grupo Aval Acciones y Valores S.A. directly consolidates its financial statements:

Banco de Bogotá S. A.

Banco de Bogotá S.A. is a private entity with a main office in the city of Bogotá D.C. It was incorporated by Public Deed No. 1923 of November 15, 1870 issued by the Second Notary of Bogotá D.C. The Superintendency of Finance of Colombia renewed the operating permit indefinitely by means of Resolution No. 3140 of September 24, 1993. The duration established in the bylaws is until June 30, 2070, but the company may be dissolved or extended before that term. The corporate purpose of the bank is to enter into and carry out all the transactions and contracts legally permitted for commercial banks, subject to the requirements and limitations of Colombian law.

As of June 30, 2013, the bank operated with 14,876 employees with contracts of employment, 386 through civil apprenticeship contracts, 1,333 temporary employees and 1,760 employees hired by Megalínea. In addition, the Bank outsources a total of two-thousand, three hundred and eighty-nine (2,389) jobs with specialized companies; the Bank has seven hundred and fifty (750) Offices and warehouses, two hundred and thirty-nine (239) agencies, one hundred and two (102) In -store Branches, two hundred and five (205) Commercial Customs Offices, twenty-eight (28) Drive-thru Banks, one hundred and thirty (130) Service Centers and Extensions, and one thousand, five hundred and thirty-three (1,533) Correspondent Banks. In addition, it holds one hundred percent (100%) of the foreign subsidiaries abroad, Banco de Bogotá S.A. Panama, which includes Banco de Bogotá Nassau, Banco de Bogotá Finance Corporation in the Cayman Islands and Leasing Bogotá S.A. Panama, which includes BAC Credomatic Inc. Other subsidiaries and investments are listed in Note 6.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Banco de Occidente S. A.

Banco de Occidente S.A. is a private company, legally incorporated as a banking establishment, authorized to operate according to Resolution No. 3140 of September 24, 1993 of the Superintendency of Finance of Colombia, which renewed its operating permit indefinitely. It was incorporated on September 8, 1964 by means of Public Deed No. 659 issued by the Fourth Notary of Cali.

The Bank's main office is in Santiago de Cali. The duration established in the bylaws is 99 years following the date of incorporation. In fulfillment of its corporate purpose, the Bank may enter into and carry out all the transactions and contracts legally permitted for commercial banks, subject to the requirements and limitations of Colombian law.

As of June 30, 2013, Banco de Occidente S.A. was operating with ten thousand, eight hundred and fifty-four (10,854) employees through two hundred, twenty-two 222 offices in Colombia.

Banco Comercial AV Villas S. A.

Banco Comercial AV Villas is a private entity whose main office is in the city of Bogotá D.C. It was incorporated by means of Public Deed No. 5700 of November 24, 1972. The duration established in the bylaws is until October 24, 2071, but it may be dissolved or extended before that date. The corporate purpose of the bank is to enter into and carry out all the transactions and contracts legally permitted for commercial banks, subject to the requirements and limitations of Colombian law.

As of June 30, 2013, Banco AV Villas S.A. was operating with three thousand, eight hundred and fourteen (3,814) employees with permanent contracts of employment, sixteen (16) employees with temporary contracts, one hundred fourteen (114) with civil apprenticeship contracts and nine hundred forty (940) outsourced workers. It has one hundred ninety- seven 197 offices open to the public, fifty-one (51) Instant Credit Offices, ten (10) Payment Centers, four (4) Satellite Service Centers, nine (9) Corporate Business Centers and eight thousand, seven hundred and eighty-nine (8,789) Non-banking Correspondents.

Banco Popular S. A.

Banco Popular S.A. is a company held 98% by the private sector and 2% by the Colombian State, whose main office is in the city of Bogotá D.C. It was incorporated on July 5, 1950 by means of decree No. 359 of Bogotá City Hall, registered by Public Deed No. 5858 of November 3, 1950 issued by the Fourth Notary of Bogotá. The duration of the Bank is until June 30, 2050. The main corporate purpose of the Bank consists of carrying out the activities, transactions and services of a banking establishment, and the sale, exchange or any other form of alienation of moveable assets, immovable property or other negotiable objects through its Auction House.

As of June 30, 2013, Banco Popular S.A. was operating with four thousand, two hundred and nine (4,209) direct employees and one thousand, five hundred forty-seven (1,547) indirect employees. Its activities are carried out through two hundred thirty-two (232) offices that offer all banking services, ten (10) bank extensions, two (2) super service centers, one (1) utility payment center, two hundred and one (201) non-banking correspondents, twelve (12) service centers, seven (7) payroll lending centers, forty-one (41) collection centers, one hundred four (104) signed correspondent contracts and one thousand one (1,001) automatic tellers in Colombia.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

On June 20, 2011, Public Deed No. 2936 issued by Notary 73 of Bogotá completed the escisión process between the company being divided Rendifin S.A. and the receiving company Grupo Aval Acciones y Valores S.A., by virtue of which Grupo Aval Acciones y Valores S.A., as the beneficiary, received 3,358,446,312 shares held thereby in Banco Popular S.A. as the main asset, thus increasing its share percentage from 30.66% to 74.13%. In exchange, Rendifin S.A. received 2,073,115,007 preferred shares issued by Grupo Aval Acciones y Valores S.A.

On September 19, 2011, Public Deed No. 4631 issued by Notary 73 of Bogotá completed the escisión process between the companies being divided Inversiones Escorial S.A and Popular Securities, and the receiving company Grupo Aval Acciones y Valores S.A., by virtue of which Grupo Aval Acciones y Valores S.A., as the beneficiary, received 1,514,163,964 shares held thereby in Banco Popular S.A. as the main asset, thus increasing its share percentage from 74.13% to 93.73%. In exchange, Inversiones Escorial S.A. and Popular Securities received 467,334,563 preferred shares each, issued by Grupo Aval Acciones y Valores S.A.

Grupo Aval Limited

It was incorporated in the Cayman Islands in January 2012, as a special purpose vehicle, including debt issuance.

Grupo Aval International Limited

It was incorporated in the Cayman Islands in October 8, 2012, as a special purpose vehicle, including bond issuance.

The following is the breakdown of the permanent investments held by the Parent Company:

	June 30, 2013		December 31, 2012
	Share %	No. of shares	Share %	No. of shares

In controlled entities:
Banco de Bogotá S.A.	66.47	190,668,932	64.44	184,830,376	(1)
Banco de Occidente S.A.	72.04	112,303,338	68.24	106,385,430	(2)
Banco Comercial AV Villas S.A	79.85	179,453,557	79.85	179,453,557	(3)
Sociedad Administradora de
Pensiones y Cesantías – Porvenir	20.00	16,990,470	20.00	15,994,319	(4)
S.A.
Banco Popular S.A	93.73	7,241,296,738	93.73	7,241,296,738
AFP Horizonte Pensiones y
Cesantías S.A.	7.14	305,168,051	-	-
Grupo Aval Limited	100	1	100	1
Grupo Aval International Limited	100	1	100	1
In non-controlled entities:
Taxair S. A.	0.01	1,117	0.01	1,117

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(1)	During the first semester of 2013, 5,838,556 shares in Banco de Bogotá were acquired for COP 403,455, increasing the share by 2.03%.

(2)	During the first semester of 2013, 5,917,908 shares in Banco de Occidente were acquired for COP 219,445, increasing the share by 3.80%.

(3)	As of June 30, 2013 and December 31, 2012, Grupo Aval held 179,192,996 common shares and 260,561 preferred shares.

(4)
During the first semester of 2013, 996,151 shares were received for COP 20,520 and during the second semester of 2012, 908,730 shares were received for COP 20,592, corresponding to a capitalization of profits.

Banco de Bogotá S.A. consolidates as follows:

		June 30, 2013				December 31, 2012
		Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income
Banco de Bogotá S.A. (Parent Company)	COP	53,251,243	43,941,410	9,309,833	765,422	$49,092,628	40,191,322	8,901,306	673,918
Almacenes Generales de Depósito ALMAVIVA S.A and subsidiaries		213,811	48,158	165,653	22,300	209,156	51,095	158,061	4,208
Fiduciaria Bogotá S.A.		228,075	36,202	191,873	28,053	216,327	51,524	164,803	30,178
Corporación Financiera Colombiana S.A and subsidiaries		12,254,615	8,771,135	3,483,480	245,803	12,921,689	10,053,349	2,868,340	138,600
Sociedad Administradora de
Pensiones y Cesantías Porvenir S.A and subsidiary		1,607,015	723,122	883,893	68,055	932,870	117,119	815,751	104,043
Banco de Bogotá S.A – Panama and subsidiary		1,940,544	1,819,622	120,922	6,041	1,470,008	1,368,435	101,573	3,121
Bogotá Finance Corporation		162	-	162	1	147	-	147	1
Leasing Bogotá S.A – Panama and subsidiaries		25,486,900	21,574,266	3,912,634	231,166	22,437,506	18,984,631	3,452,874	216,171
Corporación Financiera
Centroamericana FICENTRO		6	6	-	-	5	6	-	-
Megalínea S.A.		6,399	4,054	2,345	7	8,236	5,898	2,338	123
Casa de Bolsa S.A.		44,028	16,053	27,975	1,877	65,154	37,194	27,960	244
	COP	92,032,798	76,934,028	18,098,770	1,368,725	$87,353,726	70,860,573	16,493,153	1,170,607
Consolidated	COP	87,144,933	78,970,487	8,174,446	751,916	$80,189,139	72,621,396	7,567,744	655,475

Banco de Occidente S. A. consolidates as follows:

		June 30, 2013				December 31, 2012
		Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income
Banco de Occidente S.A. (Parent Company)	COP	25,915,932	22,598,233	3,317,699	241,371	$23,398,544	20,131,141	3,267,403	263,773
Fiduoccidente S.A		153,720	44,835	108,885	16,504	135,025	41,916	93,109	16,991
Banco de Occidente S.A. – (Panama) S.A.		1,607,078	1,584,314	22,764	(2,278)	1,396,589	1,341,162	55,428	3,205
Occidental Bank Barbados Ltda.		432,705	394,923	37,782	(240)	384,020	345,380	38,640	2,865
Ventas y Servicios S.A		35,413	26,639	8,774	685	24,676	16,587	8,089	901
	COP	28,144,848	24,648,944	3,495,904	256,042	$25,338,855	21,876,186	3,462,669	287,735
Consolidated	COP	27,587,223	24,246,905	3,340,318	249,977	$24,665,582	21,379,573	3,286,009	279,508

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Banco Comercial A.V. Villas S. A. consolidates as follows:

		June 30, 2013				December 31, 2012
		Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income (loss)

Banco Comercial AV Villas S.A. (Parent Company)	COP	9,439,627	8,332,714	1,106,913	94,177	$8,821,281	7,751,790	1,069,491	93,176
A Toda Hora S.A (ATH)		36,171	29,407	6,764	58	$40,071	33,321	6,750	(90)
	COP	9,475,798	8,362,121	1,113,677	94,235	8,861,352	7,785,111	1,076,241	93,086
Consolidated	COP	9,471,212	8,364,301	1,106,911	94,177	$8,856,188	7,786,660	1,069,528	93,176

Banco Popular S. A. consolidates as follows:

		June 30, 2013				December 31, 2012
		Assets	Liabilities	Equity	Net income	Assets	Liabilities	Equity	Net income
Banco Popular S.A. (Parent Company)	COP	15,656,574	13,561,242	2,095,332	220,259	$14,951,602	12,878,856	2,072,746	178,205
Alpopular S.A.		133,056	13,757	119,299	1,486	134,914	15,485	119,429	1,942
Fiduciaria Popular S.A.		62,382	9,623	52,759	1,198	67,712	13,143	54,569	3,193
Inca S.A.		46,685	10,036	36,649	758	$47,320	7,140	40,180	919
	COP	15,898,697	13,594,658	2,304,039	223,701	15,201,548	12,914,624	2,286,924	184,259
Consolidated	COP	15,850,660	13,639,584	2,211,077	219,803	$15,154,191	12,964,071	2,190,120	184,060

2.	Effect of Consolidation

The consolidation had the following effect on the structure of the financial statements of the Parent Company:

		June 30, 2013				December 31, 2012 Net
					Net				income
		Assets	Liabilities	Equity	income	Assets	Liabilities	Equity	(loss)
Individual	COP	23,904,794	2,301,677	21,603,117	811,122	$19,762,754	2,232,447	17,530,307	819,595
Consolidated		138,771,056	129,777,250	8,993,806	839,661	127,289,306	118,746,404	8,542,902	777,842
Variation		114,866,262	127,475,573	(12,609,311)	28,539	107,526,552	116,513,957	(8,987,405)	(41,752)
Increase
(decrease)		480.52%	5,538.38%	(58.37%)	3.52%	544.09%	5,219.11%	(51.27%)	(5.09%)

Based on the bylaws, the accounts of subsidiaries are closed semi-annually, except for the following entities that sub-consolidate in the subsidiaries, which close accounts on an annual basis, to be audited by the corresponding independent auditors.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Banco de Bogotá S.A.:
Banco de Bogotá Finance Corporation
Banco de Bogotá Panama
Leasing Bogotá S. A. – Panama
Corporación Financiera Centroamericana S. A. (FICENTRO)
AFP Horizonte Pensiones y Cesantías .S.A.

Banco de Occidente S.A.:
Banco de Occidente Panama S. A.
Occidental Bank Barbados Ltd.
Ventas y Servicios S. A.

Banco A.V. Villas S.A.:
A Toda Hora S. A.

Banco Popular S.A.:
Inca S.A.

3.	Summary of the Main Accounting Policies

(a)	Presentation of Financial Statements

Grupo Aval prepares its financial statements in accordance with the generally accepted accounting principles mandated by Decree 2649 of 1993, External Circular No. 002 of January 28, 1998 and Joint Circular of the Superintendency of Companies No. 100-000006 and the Superintendency of Securities No. 11 of August 18, 2005. However, since the main companies that consolidate are financial entities, Grupo Aval does not present its financial statements classified into current and non-current assets and liabilities. Certain accounts from the financial statements are presented as established by the Superintendency of Finance of Colombia.

(b)	Basic Accounting and Consolidation Policy

The policies of accounting and for the preparation of the financial statements of the Parent Company are consistent with the generally accepted accounting standards in Colombia and those of the subsidiaries are consistent with the generally accepted accounting principles and instructions of the Colombian Financial Superintendency.

The financial statements of the foreign subsidiaries have been standardized in order to implement uniform accounting practices, in accordance with the requirements of the Generally Accepted Accounting Principles in Colombia and the instructions of the Superintendency of Finance of Colombia.

In order to apply standard accounting policies for similar transactions and events in similar circumstances, the financial statements of subsidiaries were standardized in accordance with External Circular No. 002 of 1998 based on the standards of the Colombian Superintendency of Finance of Colombia (Circular No. 100 of 1995 and in matters not regulated, Decree 2649 of 1993 was applied), as follows:

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

		June 30, 2013				December 31, 2012
					Period net					Period net
					income					income
		Assets	Liabilities	Equity	(loss)	Assets		Liabilities	Equity	(loss)
Banco de Bogotá S.A. Consolidated
Decree 2649 of 1993	COP	87,144,933	78,970,487	8,174,446	751,916		$80,189,139	72,621,396	7,567,744	655,475
Norms for Regulated (Audited) Entities		86,979,090	78,947,433	8,031,657	755,380		80,506,449	72,704,500	7,801,949	661,266
Variation		165,843	23,054	142,789	(3,464)		(317,310)	(83,104)	(234,205)	(5,791)
Banco de Occidente S.A. Consolidated
Decree 2649 of 1993		27,587,223	24,246,905	3,340,318	249,977		24,665,582	21,379,573	3,286,009	279,508
Norms for Regulated (Audited)		27,728,060	24,246,905	3,481,155	194,739		24,837,389	21,379,573	3,457,816	295,327
Entities
Variation		(140,837)	-	(140,837)	55,238		(171,807)	-	(171,807)	(15,819)
Banco Comercial AV Villas
S.A.Consolidated
Decree 2649 of 1993		9,471,212	8,364,301	1,106,911	94,177		8,856,188	7,786,660	1,069,528	93,176
Norms for Regulated (Audited)		9,471,212	8,364,301	1,106,911	91,281		8,920,405	7,788,347	1,132,058	90,694
Entities
Variation		-	-	-	2,896		(64,217)	(1,687)	(62,530)	2,482
Banco Popular S.A. Consolidated
Decree 2649 of 1993		15,850,660	13,639,584	2,211,077	219,803		15,154,191	12,964,071	2,190,120	184,060
Norms for Regulated (Audited)		15,849,311	13,639,415	2,209,896	215,564		15,128,585	12,964,364	2,164,222	197,952
Entities
Variation		1,349	169	1,181	4,239		25,606	(293)	25,898	(13,892)
Effects of Standardization - Banks		26,355	23,223	3,133	58,909		(527,728)	(85,084)	(442,644)	(33,020)
Consolidated Total
Based on Decree 2649 of 1993		140,054,029	125,221,276	14,832,753	1,315,873		128,865,100	114,751,700	14,113,400	1,212,219
Parent Company		23,904,794	2,301,677	21,603,117	811,122		19,762,754	2,232,447	17,530,307	819,595
Grupo Aval Limited		3,034,004	3,138,382	(104,378)	(37,764)		2,812,316	2,873,378	(61,063)	(38,279)
Grupo Aval International Limited		275,025	414,838	(139,813)	(127,595)		90,419	101,619	(11,200)	(11,200)
Combined Total		167,267,852	131,076,173	36,191,679	1,961,636		151,530,589	119,959,143	31,571,445	1,982,334
Eliminations Resulting from		(28,496,795)	(1,298,923)	(27,197,872)	(1,121,975)		(24,241,283)	(1,212,739)	(23,028,543)	(1,204,492)
Consolidation	COP					$
Consolidated Total	COP	138,771,057	129,777,250	8,993,806	839,661		$127,289,306	118,746,404	8,542,902	777,842

The following main entries for standardization were made by the subsidiaries (including subsidiaries abroad) of the financial sector:

(1)	Inflation adjustments were calculated from January 1, 2001 to December 31, 2006 (except for foreign subsidiaries because they fall under a different jurisdiction).

(2)	Investments in debt securities were valued using the linear accrual method by adjusting the income equity accounts, unrealized gains or losses and valuation surplus (see (f) in Note 3).

(3)
Loan portfolio balances and financial leasing transactions, active and passive positions of the money market, acceptances and derivatives, and foreclosed assets, are determined based on the standards established by the Superintendency of Finance of Colombia, which regulates these operations carried out through the financial entities in the country.

(4)	It recognizes the effect of the adjustment to market value of investments available for sale in debt securities and high or medium marketability equity securities in Valuation.

(5)	In compliance with Decree 2649 of 1993 regarding the presentation of the financial statements, the balances of additional paid-in capital are presented separately in Equity.

As of June 30, 2013, Grupo Aval revalued the accounting procedure applicable to investments in debt securities and equity investments in non-controlling entities, and in accordance with Article 115 of Decree 2649 of 1993; to Item 5 of Joint Circular No. 11 of 2005 of the Superintendency of Securities and 100-000006 of 2005 of the Superintendency of Companies, it reversed the value of the standardization practiced on negotiable debt securities and debt securities available for sale, charged against net income for $68,496

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(c)	Conversion of Foreign Currency

The assets, liabilities and equity in foreign currency included in the consolidation were converted to Colombian Pesos at the representative exchange rate calculated on the last business day of the month and certified by the Superintendency of Finance of Colombia. As of June 30, 2013 and December 31, 2012, the rates applied by subsidiaries were COP 1,929.00 and COP 1,768.23 per US Dollar, respectively.

Income statements were converted to Colombian Pesos using the rates of COP 1,825.50 and COP 1,802.27 per dollar, corresponding to the average value of the representative exchange rates reported between January 1 and June 30, 2013 and July 1 and December 31, 2012, respectively. The average rate was calculated by excluding Saturdays, Sundays and public holidays and dividing by the number of business days of the semester.

Foreign subsidiaries have functional currencies other than the Colombian Peso. The following procedure was used to transfer them to Colombian Pesos:

Balance sheet accounts are converted to Colombian Pesos using the "Representative Exchange Rate" or the market exchange rate applicable at the end of the period, as established by the Superintendency of Finance of Colombia (except for the capital accounts, which are converted at the historical exchange rate). The market exchange rates as of June 30, 2013 and December 31, 2012 were COP 1,929.00 and COP 1,768.23 per US Dollar, respectively. The consolidated income statements for the periods ended June 30, 2013 and December 31, 2012 were converted to Colombian Pesos using the average daily market exchange rates of COP 1,825.50 and COP 1,802.27 per US Dollar, respectively. The exchange differences originating in the equity accounts of the balance sheet are entered as "conversion adjustments" in net equity and the differences originating in the conversion of income are entered as "net gains (losses) in Exchanges".

(d)	Cash Equivalents

For the effects of the cash flow statement, cash equivalents are the active positions in money market and related transactions.

(e)	Active and Passive Positions in Money Market and Related Transactions

This groups interbank fund transactions, repo operations, simultaneous operations and temporary transfers of securities.

Ordinary Interbank Funds

Interbank funds are considered to be those placed or received by the subsidiaries in another financial entity directly, with no investment transfer or loan portfolio agreement. They are operations that are related to the corporate purpose agreed for a term of no more than thirty (30) calendar days, provided they are carried out to leverage excesses or handle liquidity defects. They also include over-night transactions carried out with foreign banks using funds of the subsidiaries.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

The interest income resulting from the transaction is entered in the consolidated income statement.

Transactions that are not canceled within the term indicated are legalized and recorded in the loan portfolio group, except for those carried out with Banco de la República.

Repurchase Agreement or Repo Operations

A repo operation is when subsidiaries acquire or transfer securities in exchange for a sum of money, taking on the commitment to transfer or acquire ownership from its "counterpart" on the same day or on a later date and at a certain price, of securities of the same kind and characteristics.

The initial amount can be calculated with a discount on the market price of the securities involved in the operation. It can be established that during the term of the operation the securities initially provided can be substituted and restrictions can be placed on the mobility of the securities involved in the operation.

The returns entered in this line item are calculated exponentially during the term of the operation and are recorded in the consolidated income statement.

The securities transferred in the repo operation are to be recorded in the contingent accounts receivable or accounts payable, depending on whether it is an open or closed repo operation, respectively.

Simultaneous Operations

There are simultaneous operations when subsidiaries acquire or transfer securities in exchange for a sum of money, taking on the commitment of transferring or acquiring ownership on the same day or on a later date and at a certain price, of securities of the same kind and characteristics.

It cannot be established that the initial amount will be calculated with a discount on the market price of the securities involved in the operation. It cannot be established that during the term of the operation the securities initially provided by others will not be substituted and restrictions can be placed on the mobility of the securities involved in the operation.

The returns incurred by the buyer and paid by the seller as the cost of the simultaneous operation during the term thereof are recorded in this item.

The difference between the present value (cash delivery) and future value (end price of the transfer) constitutes income as a return on capital, which is calculated exponentially during the term of the operation and recorded in the consolidated income statement.

Securities transferred in the simultaneous operation are to be recorded in the contingent accounts receivable or accounts payable for active or passive positions, respectively.

Temporary Transfer of Security Operations

In this type of transactions, subsidiaries transfer the ownership of securities based on the agreement that they will re-transfer them on the same date or at a later date. In turn, the counterpart transfers to the subsidiary the ownership of other securities or a sum of money of equal or greater value as the securities involved in the operation.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(f)	Investments

The investments of the Parent Company are represented in securities and other documents corresponding to other economic entities, acquired to obtain fixed or variable income and direct or indirect control of any company.

The investments of subsidiaries consist of securities acquired to maintain a secondary liquidity reserve, acquire direct or indirect control of any company from the financial or technical services sector, comply with legal or regulatory provisions, or for the exclusive purpose of eliminating or reducing the market risk to which the assets, liabilities or other elements of the financial statements are exposed.

The balances of the investments of financial subordinates for the effects of consolidation have been valued using the linear accrual method (which includes the costs accumulated throughout their history). However, said entities apply the following policy on their individual balance sheets for the classification, valuation and entry of their investments (see paragraph (b) of note 3).

The key objective of the valuation of investments is the calculation, entry and disclosure at market value or fair exchange price at which a given security could be traded on a certain date, in accordance with the specific characteristics thereof and based on the prevailing market conditions on that date.

Determining the fair value or price of a security takes into consideration all the criteria necessary to fulfill the objective of investment valuation, such as:

Objectivity. The fair value or price of a security is determined and assigned based on technical and professional criteria that recognize the effects of changes in the behavior of all the variables that could affect said price.

Transparency and representativeness. The fair value or price of a security is determined and assigned in order to reveal a true, neutral, verifiable and representative economic result of the rights embodied in said security.

Constant assessment and analysis. The fair value or price attributed to a security is based on the constant assessment and analysis of the conditions of the market, the issuer and the respective issuance. Variations in these conditions are reflected in changes in the previously assigned value or price, with the frequency established for the valuation of the investments.

Professionalism. Determining the fair value or price of a security is based on the conclusions of the analysis and study conducted by a prudent, diligent expert, focused on finding, obtaining, understanding and evaluating all the relevant information available, such that the price determined reflects the sum that would reasonably be received for the sale thereof.

The different types of investments are classified, valued and recorded as follows:

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Classification	Term	Characteristics	Valuation	Accounting
Trading	Short-term	Securities acquired to obtain profits from price fluctuations.
Fair exchange prices, reference rates and/or margins calculated and published daily by the Colombian Securities Exchange are used. This process is undertaken on a daily basis.

Investments represented by public or private debt stock or securities

The difference presented between the actual market value and the value immediately prior is recorded as a greater or lesser value of the investment, and its balancing entry affects the net income. This process is undertaken on a daily basis.

In compliance with the External Circular

Classification	Term	Characteristics	Valuation	Accounting

issued abroad by foreign issuers are valued based on the verified information of the generic dirty price published by a recognized information provision platform at 16:00, official Colombian time.

On days on which it is not possible to find or estimate a valuation price for the security or stock, such securities or stock are valued exponentially based on the internal rate of return.
This process is undertaken on a daily basis.

014 of 2007 of the Superintendency of Finance of Colombia, investments are valued at market prices from the day of their acquisition. As such, the accounting of the changes between the cost of acquisition and the market value of the investments is carried out from the date of purchase.

Trading - equity securities	Short-term	The owner of the respective stock is granted the status of co-owner of the issuer. Includes investments in on-demand collective portfolios that aim to obtain returns.
Investments in equity securities issued and traded in Colombia are valued according to the prices provided by agents authorized by the Superintendency of Finance of Colombia, based on information from the stock exchange on which they are traded.
Shares in collective portfolios are valued taking into account the value of the unit calculated by the managing company the day immediately prior to the date of valuation.

The difference presented between the actual market value and the value immediately prior is recorded as a greater or lesser value of the investment, and its balancing entry affects the net income.
This process is undertaken on a daily basis.
Equity securities are recorded at the acquisition cost of the investments. Dividends or profits paid in kind, including those derived from the capitalization of the equity reappraisal account, are not recorded as income and, as such, do not affect the value of the investment. In this case, only the number of corporate rights in the respective accounts books will be modified. The dividends or profits distributed in cash are accounted for as a value lower than the investment.

Held to maturity	To maturity
Securities regarding which their subsidiaries have the serious purpose and the legal, contractual, financial and operational ability to maintain them until the expiry of their term of maturation or redemption.
It is not possible to undertake liquidity operations on these investments, nor is it possible to undertake repurchase transactions, either simultaneous or involving a temporary transfer of stock, except in
Exponentially based on the internal rate of return calculated at the moment of purchase. This process is undertaken on a daily basis.
The present value is accounted for as a greater value of the investment and its balancing entry is included in the net income.
This process is undertaken on a daily basis.
The enforceable returns awaiting collection are recorded as a value greater than the investment.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Classification	Term	Characteristics	Valuation	Accounting

the case of forced or compulsory investments subscribed in the primary market and where the counterpart of the operation is Banco de la República, the Executive Management of Public Credit and National Treasury or the institutions monitored by the Superintendency of Finance of Colombia.

In the same way, they can be placed as guarantees in a central counterparty risk clearing house, to back the fulfillment of operations accepted by the clearing house for its clearing and settlement.

Available for sale - debt securities	One year
Securities regarding which their subsidiaries have the serious purpose and the legal, contractual, financial and operational ability to maintain them for at least one (1) year, counting from the day on which they were classified in this category.

On the first business day following the completion of a year, they can be reclassified as trading or held to maturity.

Investments classified in this category can be used as a guarantee to back the trade of derivative financial instruments when the counterpart is a central counterparty risk clearing house.
In the same way, with these investments, it is possible to undertake liquidation operations, or repurchase agreements, simultaneously or involving temporary transfer of stocks.

Fair exchange prices, reference rates and margins calculated and published daily by the Colombian Securities Exchange are used.

Investments represented by public or private debt stocks or securities issued abroad by foreign issuers are valued based on the verified information of the generic dirty price published by a recognized information provision platform at 16:00, official Colombian time.

On days on which it is not possible to find or estimate a valuation price for the security or stock, such securities or stocks are valued exponentially based on the internal rate of return.
This process is undertaken on a daily basis.

The changes presented in these stocks or securities are accounted for according to the following procedure:

1. The difference between the present value on the day of valuation and that immediately prior is recorded as a greater or lesser value of the investment with payment or charge attributed to income accounts.

2. The difference between the market value and the present value is recorded in the equity accounts as an unrealized accumulated gain or loss.

This process is undertaken on a daily basis.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Classification	Term	Characteristics	Valuation	Accounting
Available for sale - equity securities	None
Investments that grant their subsidiaries the status of co-owner of the issuer.

Stocks with low or minimal marketability or with no listing, and securities that maintain their subsidiaries in the status of controlling or parent company, form part of each category.

Investments in equity securities are valued depending on whether they are listed on a stock exchange or not, as follows:

• Equity securities and/or stocks issued and traded in Colombia:

Equity stocks listed on stock exchanges are valued based on the daily valuation price published by authorized agents.  Where there is no calculated price for the day of valuation, such investments are valued at the last known valuation price. Where an equity stock listed on the Stock Exchange does not present operations from the moment of its issue in the secondary market and did not register a market price in its primary issue, it is valued according to the norms established for equity stock issued and traded in Colombia and not listed on the Stock Exchange.

Equity stock not listed on stock exchanges is valued monthly and with a maximum term of 3 months following the close of financial statements of their subsidiaries.  The cost of acquisition increases or decreases in share percentage over the subsequent variations in the equity of the issuer, calculated based on the certified financial statements closing at June 30 and December 31 of each year, or the most recent statements, where known.

The collective portfolios and securitizations are valued according to the value of the unit calculated by the managing company on the day prior to the valuation.

• Investments listed on foreign stock exchanges:

These are valued according to closing price or, where this is not available, the most recent listing reported by the exchange

Low or minimal marketability or with no listing:

• The difference between the market value or the value of the updated investment and the value at which the investment is recorded is accounted for as follows:

Where it is greater, in the first instance the provision or devaluation decreases until depleted, and the excess is recorded as a valuation surplus.

Where it is inferior, it affects the valuation surplus until it is depleted, and the excess is recorded as a devaluation.

• When the dividends or profits are distributed in kind, including those originating in the capitalization of the equity reappraisal account, the part that has been accounted for as a valuation surplus is recorded as income charged to the investment, and the aforementioned surplus is reverted.

• When the dividends or profits are distributed in cash, the value accounted for as a valuation surplus is recorded as income, reverting said surplus, and the amount of the dividends that exceeds the same is accounted for as a value lesser than the inversion.

High and medium marketability

The updating of the market value of securities of high or medium marketability or that are listed on internationally recognized foreign stock exchanges are accounted for as an unrealized accumulated gain or loss in the equity accounts, with a payment or charge to the investment.
This process is undertaken on a daily basis.

The dividends or profits distributed in kind or in cash, including those originating in the capitalization of the equity reappraisal account, are recorded as income up to the amount that corresponds to the investor on the profits or reappraisal of equity of the issuer,

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Classification	Term	Characteristics	Valuation	Accounting

on which it is traded, during the previous five (5) days, including the day of valuation.  Where no closing price or listing during said period exists, they are valued according to the average listing reported during the previous thirty (30) trading days, including the day of valuation.

Where the stocks are traded on more than one foreign stock market, the closing price of the listing in the main quotation market abroad is used. The main quotation market should be understood to be that in which the largest amount of the respective stocks have been traded during the previous thirty (30) trading days, including the day of valuation.

The price of the respective stock is converted to legal currency, using for this purpose the Representative Market Rate calculated on the day of the valuation.

In cases where listings have not been made during the last thirty (30) trading days, it is necessary to proceed according to the rules outlined for equity stock not listed on stock markets, using the last recorded valuation price as the purchase price.
accounted for by the issuer, from the date of acquisition of the investment, with a charge to accounts receivable.

Reclassification of Investments

In order for an investment to be classified into any of the categories, the respective stock or security must comply with the characteristics or conditions of the class of investments in which it is included.

At any time, the Superintendency of Finance of Colombia can order the institution to reclassify a stock or security, whenever it does not fulfill the characteristics of the class in which it is considered to be classified, or where said reclassification is required in order to ensure better disclosure of financial position.

Investments can be reclassified according to the following layout:

From investments held to maturity to investment securities: Reclassification can occur when any one of the following circumstances exists:

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

•	Significant deterioration in the conditions of the issuer, its parent company, its subsidiaries, or related parties.

•	Changes in regulations that prevent the maintenance of the investment.

•
Mergers that entail the reclassification or implementation of the investment to maintain the previous position regarding interest rate risk, or to align with the credit risk policy previously established by the resulting entity.

•	Other unforeseen events, with prior authorization of the Superintendency of Finance of Colombia.

From investments available for sale to investment securities or investments held to maturity. Reclassification can occur when:

•	A year has passed with this classification.

•
The investor loses its status as parent or controlling company where this event involves the decision to transfer the investment to a third party, or where the main aim is to obtain profits from short-term price fluctuations, from this date.

•	Significant deterioration in the conditions of the issuer, its parent company, its subsidiaries, or related parties.

•	Changes in regulations that prevent the maintenance of the investment.

•
Mergers that entail the reclassification or implementation of the investment to maintain the previous position regarding interest rate risk, or to align with the credit risk policy previously established by the resulting entity.

•	The investment moves from low or minimal marketability or without listing to high or medium marketability.

When the investments held to maturity or investments available for sale are reclassified as investment securities, the standards regarding valuation and accounting of the latter are observed. As a consequence, the unrealized gains or losses are recognized as income or expenditure on the day of reclassification.

Where an investment is reclassified, the Superintendency of Finance of Colombia is to be informed of the reclassification, at the latest within ten (10) calendar days following the date of the reclassification, indicating the justification for the decision and outlining its effects in the consolidated income statement.

Stock or securities that are reclassified in order to make them a part of investment securities cannot be further reclassified.

Investment Repurchase Rights

These correspond to restricted investments that represent the collateral for commitment to repurchase investments.

Regarding these investments, their subsidiaries retain the economic rights and benefits associated with the stock and all the risks inherent in the same, although the legal property is transferred on undertaking the repo operation.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

These securities continue to be valued daily and accounted for in the consolidated balance sheet and the consolidated income statements, in line with the methodology and procedures applicable to the investments classified as trading, held to maturity, and available for sale.

Investments Used as Collateral

These correspond to investments in restricted debt securities that result from the collateral of an operation with derivative financial instruments, whose liquidation may be in cash, depending on that established in the contract or in the corresponding regulations of the security trading system, the system for recording operations on securities, or the system of clearing and settlement of stocks.

These securities are valued daily and accounted for in the consolidated balance sheet and the consolidated income statements, in line with the methodology and procedures applicable to the investments classified as available for sale.

From January 1, 2010, these securities are included in the investment account in accordance with Resolution 1420 of 2008 and Circular Letter 066 of 2009 of the Superintendency of Finance of Colombia.

Investments Received in Escisión Processes

Shares acquired in ecisión processes are recorded at the value at which they are received. The valuations originating from the difference between the exchange value and the intrinsic value of the received shares are recorded in the valuations account, with their balancing entry in the valuation surplus, and are subsequently transferred as a greater value of the investment to the equity method sub-account, and its balancing entry to the equity method surplus account. The valuations or devaluations originating from the difference between the received cost of the investment and its intrinsic value are recorded in the valuations account, with their balancing entry in the valuation surplus account, and remain in these accounts.

Subsequently, the equity method is applied, based on the financial statements of the subsidiary and the new share percentage in the same, taking as its cost the intrinsic value of the investment at the moment of the escisión.

Provisions or Losses Due to Credit Risk Rating

Securities and/or Stocks from Unrated Issues or Provisions

Debt stocks or securities that do not have an external rating and those issued by unrated institutions are rated, and provisions made, taking into account the following parameters:

Category	Risk	Characteristics	Provisions
A	Normal	These comply with the terms agreed upon in the stock or security and have adequate ability to pay of capital and interest.	Not applicable
B	Acceptable
Corresponds to issues that present factors of uncertainty that could affect the ability to continue to comply adequately with debt servicing. Furthermore, their financial statements and additional available information present weaknesses that may affect their financial position.
The net value cannot be greater than eighty percent (80%) of the acquisition cost, nominal net value of the amortizations made up to the date of valuation.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Category	Risk	Characteristics	Provisions
C	Appreciable
Corresponds to issues that present high or medium probability of default of the timely payment of capital and interest. Moreover, their financial statements and other available information show deficiencies in their financial position that compromise the recovery of the investment.

The net value cannot be greater than sixty percent (60%) of the acquisition cost.

In terms of debt securities and/or stocks, the value for which they are accounted cannot be greater than eighty percent (80%) of the nominal net value of the amortizations made up to the date of valuation.

D	Significant
Corresponds to those issues that present a default in the terms agreed for the security, and whose financial statements and other available information demonstrate serious deficiencies in their financial position, meaning that the probability of recovering the investment is highly doubtful.
The net value cannot be greater than forty percent (40%) of the acquisition cost.
E	Non-recoverable
Issuers for which, according to their financial statements and other available information, it is estimated that the investment is non-recoverable.  Likewise, issuers that do not have financial statements for the periods closing June 30 and December 31 of each year.
The value of these investments must be fully provisioned.

Securities and/or Stocks of Issues or Issuers with External Ratings

The securities and/or stocks that have one or several ratings granted by external rating agencies recognized by the Superintendency of Finance of Colombia, or the debt securities and/or stocks issued by institutions rated by these, cannot be accounted for at an amount that exceeds the following percentages of the nominal net value of the amortizations carried out up to the date of valuation:

Long-term Rating	Maximum Value %	Short-term Rating	Maximum Value %
BB+, BB, BB-	Ninety (90)	3	Ninety (90)
B+, B, B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD, EE	Zero (0)

To estimate fixed term deposit provisions, the rating of the respective issuer is adopted.

Provisions for investments classified as held to maturity and for which it is possible to establish a fair exchange price in line with that foreseen for the securities and/or stocks that are trading or available for sale, correspond to the difference between the recorded value and said price.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Investments Abroad

The investment securities and those available for sale, represented as public debt stocks or securities issued abroad, and the public debt stocks or securities issued abroad by foreign issuers, are valued based on the dirty price of purchase (BID) published by Bloomberg BID.

The present value or the market value of the stocks or securities denominated in a currency other than the United States dollar are converted to U.S. dollars based on the foreign currency conversion rates published on the European Central Bank website on the day of the valuation. When foreign currency conversion rates do not appear on the European Central Bank website, the conversion rate against the United States dollar published by the Central Bank of the respective country is used.

(g)	Loans and Lease Financing Operations Portfolio

Records the loans and lease financing operations granted by the subsidiaries (lending companies) monitored by the Superintendency of Finance of Colombia within the different authorized categories. The resources used in the granting of the loans come from own resources, from the public in the form of deposits, and from other foreign and domestic funding sources.

The loans are accounted for according to the disbursement value, except for "factoring" portfolio purchases, which are recorded at cost. In rating the loan portfolio, four (4) loan categories are considered:

Commercial

Are those granted to individuals or legal entities for the development of organized economic activities, other than the loans included in the microcredit category.

Lease financing: Are commercial agreements in which the lessor (the subsidiary banking institutions of Grupo Aval that carry out letting or leasing agreements) acquire an asset (equipment, vehicles, software) and transfer it under a leasing agreement to a lessee. The lessee pays monthly fees to the lessor as compensation for the use of the asset. The lessee has the option to purchase the asset at the end of the leasing period through the payment of a previously established amount.

Consumer

Are those loans that, regardless of their amount, are granted to individuals to finance the acquisition of consumer goods or the payment of services for non-commercial or business purposes, as opposed to those granted within the category of microcredit.

Mortgage

Are those that, regardless of the amount, are granted to individuals, and are for the purchase of new or existing homes, or for the construction of single-family homes. In accordance with Law 546 of 1999, they are denominated in RVU or domestic currency, and protected with first mortgage lien held over the financed home. The amortization term is between a minimum of five (5) years and a maximum of thirty (30) years. Loans can be prepaid fully or partially at any time without penalty. For partial prepayments, the debtor has the right to choose whether the amount paid decreases the value of the repayment or the term of the borrowing. Additionally, these loans have a compensatory interest rate, which applies to the balance of debt denominated in RVU or in pesos. The interest is charged in arrears and cannot be capitalized. The loan amount may be up to seventy percent (70%) of the value of the property, determined by the purchase price or the price determined through a technical evaluation carried out within the six (6) months prior to the granting of the loan. For loans to finance low-income housing, the amount of the loan may be up to eighty percent (80%) of the value of the property. The financed properties must be insured against the risk of fire and earthquakes.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Microcredit

Is credit made up of the active loan operations to which Article 39 of Law 590 of 2000 refers, or the regulations that modify, replace or add to it, as well as those carried out with small businesses in which the main source of repayment of the borrowing comes from the income derived from their activities.

The balance of the debt may not exceed one hundred and twenty (120) minimum monthly legal salaries in effect at the time of the approval of the respective active loan operation. The debt balance is understood to be the amount of current borrowings for which the corresponding small business is responsible to the financial and other sectors. This balance is in the operator records database consulted by the respective creditor, excluding mortgages for home financing, and adding the value of the new borrowing.

A small business is understood to be the unit of economic production, carried out by individuals or legal entities in activities related to business, farming and livestock, industry, trade or services, whether rural or urban, whose workforce does not exceed ten (10) workers, and whose total assets, excluding real estate, is less than five hundred (500) current minimum monthly legal salaries.

Criteria for the Evaluation of Credit Risk

The subsidiaries (lending companies) constantly evaluate the risk incorporated into their credit assets, as much at the moment of granting loans as throughout the lifespan of the loans, including cases of restructuring. To this end, they designed and adopted a Credit Risk Management System (SARC, in its Spanish acronym) made up of policies and processes for the management of credit risk, reference models for the estimation or quantification of expected losses, a system of provisions to cover the credit risk, and internal control processes.

In the granting process, variables have been established for each of the portfolios that make it possible to identify the borrowers that coincide with the bank's risk profile. The processes of segmentation and identification of the loan portfolios and their possible borrowers serve as a basis for their rating, as does the application of internal statistical models that evaluate different aspects of the applicant to quantify the credit risk. The methodologies and procedures implemented in the granting process make it possible to monitor and control the credit exposure of the different portfolios, as well as the added portfolio, avoiding an excessive concentration of credit per debtor, economic sector, economic group, and risk factor, etc.

Banks undertake continuous monitoring and rating of the credit operations in line with the granting process, which is based on, among other criteria, information related to the historical behavior of the portfolios and loans, the particular characteristics of the debtors, their loans and the collateral backing them, the credit behavior of the debtor in other institutions and the financial information related to the debtor that makes it possible to learn their financial position, and the sector and macroeconomic variables that affect the normal development of operations.

In the evaluation of the regional public bodies, the subsidiaries verify compliance with the conditions established in Laws 358 of 1997, 550 of 1999, 617 of 2000 and 1116 of 2006.

Evaluation and Reassessment of the Loan Portfolio

The subsidiaries (lending companies, including foreign affiliates) evaluate the risk of their loan portfolio, and introduce modifications in the respective ratings when new analyses or information arise to justify such changes.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

For the adequate fulfillment of this obligation, the subsidiaries consider the credit behavior of the debtor in other institutions and, particularly, if the debtor registers restructured obligations at the moment of the evaluation, the information obtained from credit reporting bureaus or from any other source. Customer loan portfolio performance is updated monthly, with respect to payments, cancellations, charge-offs, and delinquency aging of the operations.

When a restructured loan falls into default, it must be reclassified immediately.

Credit Risk Rating

The subsidiaries rate credit operations based on the criteria mentioned previously and classify them in one of the following credit risk categories, taking into account the following minimum objective conditions:

Category	Granting	Commercial Loan Portfolio	Consumer Loan Portfolio
“AA”	New loans whose rating assigned at the moment of granting is "AA".	Existing loans that are not more than 29 days past due in their contractual obligations (i.e. between 0 and 29 days past due).	Loans whose rating obtained through the application of the Consumer Loan Portfolio Reference Model (MRCO) rating methodology established by the standard is "AA".
"A"	New loans whose rating assigned at the moment of granting is "A" must be classified in this category.	Existing loans that are 30 days or more but less than 60 days past due in their contractual obligations (i.e. between 30 and 59 days past due).	Loans whose rating obtained through the application of the MRCO rating methodology established by the standard is "A".
"BB"	New loans whose rating assigned at the moment of granting is "B" must be classified in this category.	Existing loans that are 60 days or more but less than 90 days past due in their contractual obligations (i.e. between 60 and 89 days past due).	Loans whose rating obtained through the application of the MRCO rating methodology established by the standard is "BB".
"B"	New loans whose rating obtained at the moment of granting is "B" must be classified in this category.	Existing loans that are 90 days or more but less than 120 days past due in their contractual obligations (i.e. between 90 and 119 days past due).	Loans whose rating obtained through the application of the MRCO rating methodology established according to the standard is "B".
"CC"	New loans whose rating assigned at the moment of granting is "CC" must be classified in this category.	Existing loans that are 120 days or more but less than 150 days past due in their contractual obligations (i.e. between 120 and 149 days past due).	Loans whose rating obtained through the application of the MRCO rating methodology established according to the standard is equal to "CC".
"Default"	New loans must be classified in this category when the applicant has been reported by an institution in the CIFIN credit reporting bureau with rating D, E or with a charged-off portfolio.	Existing loans that are 150 days or more past due.	Consumer loans that are 90 days or more past due.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Other criteria considered by the subsidiaries for rating loan operations are as follows: for the granted commercial loan portfolio, the rating at the moment of granting at the end of the months corresponding to the quarter of loan disbursement, the rating in the granting process with the characteristics of each debtor, and other factors that may be considered high risk. For the consumer loan portfolio, the rating assigned at granting, only at the end of the month in which it was disbursed.

To standardize the commercial and consumer loan portfolio risk ratings in the debt reports and in the record in financial statements, the subsidiaries (lending companies) apply the following table:

Category	Reporting Category
	Commercial	Consumer
A	AA	AA
Past due between 0 and 30 days
B	A	Past due over 30 days
	BB	BB
C	B	B
	CC	CC
	C	C
D	D	D
E	E	E

By virtue of the implementation of the reference model adopted by the Superintendency of Finance of Colombia, its subsidiaries (lending companies) rate their customers as defaulting, these are officially standardized in the following way:

Category E = Those defaulted customers whose assigned LGD is equal to one hundred percent (100%).

Category D = All other customers rated as defaulting.

For the purposes of standardization in the consumer portfolio, the current arrears referred to in the previous table must be understood to be the maximum arrears recorded by the debtor in the relevant products.

For the debtors that do not belong to the default category at the moment of the rating, the subsidiaries apply the following model depending on the segment to be rated, using the Consumer Loan Portfolio Reference Model (MRCO in its Spanish acronym). This model calculates a score, which is the product of the particular characteristics of each debtor, and is derived from the application of the following equation:

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Z varies according to the debtor’s segment. Finally, ratings are defined according to this score and the following table established by the Superintendency of Finance of Colombia:

	Score Up To
Rating	General - automobiles	General - other	Credit card
AA	0.2484	0.3767	0.3735
A	0.6842	0.8205	0.6703
BB	0.81507	0.8900	0.9382
B	0.94941	0.9971	0.9902
CC	1	1	1

The subsidiaries must rate the debtors in higher risk categories when they have additional risks that justify such a change.

Mortgage and Microcredit portfolio risk is classified as follows:

Category	Microcredit	Mortgage
“A” Normal Risk	Loans that are current, or up to 1 month past due.	With up-to-date payments or past due up to 2 months
“B” Acceptable Risk	Loans past due over 1 month but less than 2 months	Loans past due over 2 months but less than 5 months
“C” Appreciable Risk	Loans past due over 2 months but less than 3 months	Loans past due over 5 months but less than 12 months
“D” Significant Risk	Loans past due over 3 months but less than 4 months	Loans past due over 12 months but less than 18 months
“E” Risk of Non-recoverability	Loans past due over 4 months	Loans past due over 18 months

Restructuring Processes

Loan restructuring is understood as any exceptional mechanism implemented through the execution of any legal transaction to alter the originally agreed conditions, in order to appropriately address the debtor's obligation before the real or potential impairment of its ability to pay. Additionally, the agreements signed within the context of Laws 550 of 1999, 617 of 2000 and 1116 of 2006, and regulations that add to or replace them are considered restructuring processes, so are extraordinary restructurings and novations.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Fiscal Adjustment Law 617 of 2000

In the restructurings from subscription to Fiscal and Financial Adjustment Programs in the terms of Law 617 of 2000, the Colombian Government granted guarantees for the financial obligations that governmental entities have with the financial institutions supervised by the Superintendency of Finance of Colombia, provided that the requirements established in said Law were fulfilled, and the fiscal adjustment agreements were signed before June 30, 2011. Said guarantee may be up to forty percent (40%) for the loans current as of December 31, 1999, and up to one hundred percent (100%) for the new loans for fiscal adjustment.

The provisions created for the restructured loans were reversed for the portion guaranteed by the Colombian Government. The portion of the loan not guaranteed by the Colombian Government maintained the credit risk rating that it had as of June 30, 2001.

If the restructuring agreement is violated, the debtor is rated in the category it had prior to the restructuring, at a higher risk rating.

The terms of the agreement must be fully met in order to improve the rating after the corresponding restructuring.

In the case of default by governmental entities, the existing debt at the date of default that is not guaranteed by the Colombian Government is reclassified in risk category "E".

Extraordinary Restructurings

For the restructurings implemented from when External Circular 039 of 1999 of the Superintendency of Finance of Colombia went into effect and until December 31, 1999, their subsidiaries may reverse provisions provided that the restructuring agreement allows the debtor to be given an "A" rating or at least two interest payments have been made, or a payment of capital has been made, and a Management Agreement fulfillment certificate has been obtained and the debtor's ability to pay has been verified, according to the terms of the Agreement.

Restructuring Agreements

For restructured loans until Law 550 of 1999 went into effect, on starting the restructuring negotiation, the subsidiaries (lending companies) suspended the accrual of interest on current loans and maintained the rating that they had on the date of the trade. However, if the client was rated in risk category "A", the client was reclassified at least to category "B", and one hundred percent (100%) of the provision was established as an account receivable.

In the event of a failure in the negotiation, the loans are classified in category "E", non-recoverable loan.

Since Law 1116 of 2006 went into effect, through which the Corporate Insolvency System was established, the debtor is considered to be a state of default.

When a client is accepted into a restructuring process according to the terms of Law 1116 of 2006, the subsidiary suspends the accrual of returns and rates the client in a risk category according to its current situation. If the client's situation deteriorates or it is considered that the agreement in process does not meet the expectations of the subsidiary, the rating is reviewed, reclassifying it in the corresponding risk category. If an agreement is not reached or a court-ordered settlement is declared, the client is classified as defaulting.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Special Criteria for Rating Restructured Loans

Restructured loans can receive their immediate previous rating, provided that the restructuring agreement entails an improvement to the debtor's ability to pay and/or the probability of default. If the restructuring involves grace periods for the payment of capital, said rating is only maintained when these periods do not exceed a year from when the agreement is signed.

The loans may improve their rating or alter their default status after they have been restructured, only when the debtor demonstrates regular and effective capital payments in accordance with a normal credit performance, provided that its ability to pay is maintained or improved.

(h)	Loan Portfolio Charge offs

Borrowings that in the opinion of the subsidiaries' management are considered to be non-recoverable or having a remote or uncertain possibility of recovery and that are one hundred percent provisioned are subject to charge-off when all possible collection methods have been exhausted, pursuant to the opinions of the legal collection organizations and advising lawyers.

Charge-offs do not free officials from the responsibility that may apply to them for the approval and administration of the loan, nor does it exempt them from the obligation to continue to engage in collection efforts to accomplish recovery.

The Board of Directors is the only administrative body competent to approve charge-offs for operations deemed to be losses.

(i)	Provision for Loan Portfolio and Accounts Receivable

Subsidiaries (lending companies, including subsidiaries abroad), have a system of provisions to cover credit risk, which is calculated over the outstanding payment balance for the application of the commercial loan portfolio reference model and consumer loan portfolio reference model (MRC and MRCO in their Spanish acronyms). For loans in the Mortgage and Microcredit portfolios, the provision is determined based on the client's delinquency.

Commercial and Consumer Portfolio

Subsidiaries, (lending companies including subsidiaries abroad), adopted the commercial and consumer reference models established by the Superintendency of Finance of Colombia, which are used to create provisions that result from their application.

The estimation of expected loss (provisions) is made by applying the following formula:

EXPECTED LOSS = [Probability of default] x [Exposure of the asset at the time of default] x [Loss given default]

The segmentation and discrimination processes of the loan portfolios and of their qualified borrowers, serves as a basis for estimating expected losses in the Commercial Loan Portfolio Reference Model (MRC), which is based on the segments differentiated by the debtors' asset level, according to the following criteria:

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Classification of the Commercial Loan Portfolio by Asset Level
Size of the Company	Asset Level
Large companies	More than 15,000 current minimum monthly legal salaries (CMMLS)
Medium companies	Between 5,000 and 15,000 CMMLS
Small companies	Less than 5,000 CMMLS

The model also has a category called "Individuals", which groups together all individuals who are commercial loan debtors.

The Consumer Portfolio Reference Model (MRCO) is based on the differentiated segments according to the products and the lending companies that provide them, in order to maintain the distinctive features of the market niches and products granted.

The following segments are those defined by the Subsidiaries for the MRCO:

•	General - Vehicles: Loans provided for acquiring vehicles.

•	General - Others: Loans provided for acquiring consumer goods other than vehicles. Credit cards are not included in this segment.

•	Credit card: Revolving credit for acquiring consumer goods used through a plastic card.

Commercial and consumer loan portfolio reference models allow the expected loss components to be determined in accordance with the following parameters:

a.	Probability of Default

Refers to the probability of a borrower defaulting on a loan within a period of twelve (12) months.

The probability of default is established in accordance with the following matrices, established by the Superintendency of Finance of Colombia:

Commercial Loan Portfolio

Rating	Large Company		Medium Company		Small Company		Individuals
	Matrix A	Matrix B	Matrix A	Matrix B	Matrix A	Matrix B	Matrix A	Matrix B
AA	1.53%	2.19%	1.51%	4.19%	4.18%	7.52%	5.27%	8.22%
A	2.24%	3.54%	2.40%	6.32%	5.30%	8.64%	6.39%	9.41%
BB	9.55%	14.13%	11.65%	18.49%	18.56%	20.26%	18.72%	22.36%
B	12.24%	15.22%	14.64%	21.45%	22.73%	24.15%	22.00%	25.81%
CC	19.77%	23.35%	23.09%	26.70%	32.5%	33.57%	32.21%	37.01%
Default	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Consumer Loan Portfolio

Rating	Matrix A			Matrix B
	General - Vehicles	General - Others	Credit Card	General - Vehicles	General - Others	Credit Card
AA	0.97%	2.10%	1.58%	2.75%	3.88%	3.36%
A	3.12%	3.88%	5.35%	4.91%	5.67%	7.13%
BB	7.48%	12.68%	9.53%	16.53%	21.72%	18.57%
B	15.76%	14.16%	14.17%	24.80%	23.20%	23.21%
CC	31.01%	22.57%	17.06%	44.84%	36.40%	30.89%
Default	100.0%	100.0%	100.0%	100.00%	100.00%	100.00%

This is how a probability of migrating between a debtor's current rating and the default rating in the next 12 months is obtained for each debtor (commercial and consumer loan portfolio segment) according to the general performance cycle of the credit risk.

b.	Loss Given Default (LGD)

It is defined as the economic loss that subsidiaries would incur in the event a borrower defaults. The LGD for debtors in the default category will gradually increase according to the days passed after classification in said category.

The guarantees that support the transaction are necessary to calculate the expected losses in the event of failure to pay and, therefore, to determine the amount of provisions.

Subsidiaries (lending companies, including the subsidiaries abroad) deem duly completed assurances with an established value based on technical and objective criteria to be acceptable guarantees, which offer effective legal backing for the guaranteed obligation, which has a reasonable possibility of being recovered.

To assess the backing offered and the possibility of recovery of each guarantee, the Bank considers the following factors: Nature, value, coverage and liquidity of the guarantees, as well as the potential costs of their recovery and legal requirements necessary to make them payable.

The LGD for each type of guarantee is as follows:

Commercial Loan Portfolio

Type of Guarantee	LGD	Days Past Due	New LGD	Days Past Due	New LGD
Not admissible guarantee	55%	270	70%	540	100%
Subordinated debt	75%	270	90%	540	100%
Admissible financial collateral	0 – 12%	-	-	-	-
Commercial and residential real estate properties	40%	540	70%	1080	100%
Assets under real estate leasing	35%	540	70%	1080	100%
Assets under leasing modalities other than real estate leasing	45%	360	80%	720	100%
Other forms of collateral	50%	360	80%	720	100%
Collection rights	45%	360	80%	720	100%
Unguaranteed	55%	210	80%	420	100%

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Consumer Loan Portfolio

Type of Guarantee	LGD	Days Past Due	New LGD	Days Past Due	New LGD
Not admissible guarantee	60%	210	70%	420	100%
Admissible financial collateral	0 – 12%	-	-	-	-
Commercial and residential real estate properties	40%	360	70%	720	100%
Assets under real estate leasing	35%	360	70%	720	100%
Assets under leasing modalities other than real estate leasing	45%	270	70%	540	100%
Other forms of collateral	50%	270	70%	540	100%
Collection rights	45%	360	80%	720	100%
Unguaranteed	75%	30	85%	90	100%

c.	Value At Risk

In the commercial and consumer loan portfolio, the value at risk is understood as the current balance of capital, interest, accounts receivable of interest and other accounts receivable.

Individual Loan Portfolio Provisions Under Reference Models

As established by the Superintendency of Finance of Colombia for the commercial and consumer reference models, Grupo Aval's subsidiaries established the general system of individual loan portfolio provisions, which are calculated as the sum of two components called the "pro-cyclical individual component" and "counter-cyclical individual component". Subsidiaries apply them with a cumulative phase methodology calculation based on the monthly assessment of the performance of the impairment, efficiency, stability and growth ratios:

	Cumulative Stage	Non-cumulative Stage
Impairment	< 9%	> = 9%
Efficiency	< 17%	> = 17%
Stability	< 42%	> = 42%
Growth	> 23%	< = 23%

These ratios weaken the Impairment ratios (real quarterly variation of individual provisions of the total loan portfolio; B, C, D and E) and Growth (real annual growth rate of the gross loan portfolio).

With the ratios listed above, the individual loan portfolio provision was calculated as the sum of the Individual Pro-cyclical Component and the Individual Counter-cyclical Component.

Individual Pro-cyclical Component: Corresponds to the portion of the individual loan portfolio provision that reflects the current credit risk exposure of each debtor.

Individual Counter-cyclical Component: Corresponds to the portion of the individual provisions of the loan portfolio that reflects the possible changes in debtors' credit risk exposure when the impairment of said assets increases. This portion is created to reduce the impact on the income statement when this situation arises. The individual counter-cyclical component (CIC in its Spanish acronym) corresponds to the greatest value between the CIC of the previous month affected by the exposure to risk and the difference between the expected loss from Matrices A and B of the assessed month.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Under no circumstances may the individual counter-cyclical component of each obligation be less than zero, nor may it exceed the expected loss value calculated with Matrix B. Likewise, the sum of these two components may not exceed the value of the risk exposure.

Subsidiaries calculate the two components separately for the capital and accounts receivable of the loan portfolio and leasing obligations.

To determine the methodology to calculate these components, each month, the Subsidiaries evaluate ratios regarding: The real quarterly variation of individual provisions of the total portfolio; B, C, D and E; quarterly cumulative value of net provisions of recoveries (loan portfolio and financial leases) as a percentage of the quarterly cumulative income from loan portfolio and financial lease interest; quarterly cumulative value of net provisions of the loan portfolio and financial lease recoveries as a percentage of the quarterly cumulative value of the adjusted gross financial margin; and real annual growth rate of the gross loan portfolio. Depending on the results of these ratios, the cumulative phase methodology or the non-cumulative phase methodology is applied.

As of June 30, 2013 and December 31, 2012, the individual provisions were calculated using the cumulative phase methodology as established by the Superintendency of Finance of Colombia.

To standardize the different guarantees in the loan contracts with the segments listed above, the subsidiaries classified the following guarantees into one of the following groups:

Microcredit and Mortgage Portfolio

General Provision

Corresponds to at least one percent (1%) of the total gross loan portfolio for microcredits and mortgages.

Subsidiaries always maintain provisions of no less than the percentages of the outstanding balances for payment indicated below:

Category	Microcredit		Mortgage
	Capital	Interest and other concepts	Capital % part guaranteed	Capital % part not guaranteed	Interest and other concepts
A – Normal	1	1	1	1	1
B – Acceptable	3.2	100	3.2	100	3.2
C – Appreciable	20	100	10	100	100
D – Significant	50	100	20	100	100
E – Non-recoverable	100	100	30	100	100

For the mortgage portfolio, if for two (2) consecutive years the credit remains in category "E", the provision percentage, over the guaranteed part, rises to sixty percent (60%). If one (1) additional year passes in these conditions, the provision percentage over the guaranteed part will increase to one hundred percent (100%).

Effect of Acceptable Guarantees on the Creation of Individual Provisions

To create individual provisions, the guarantees only back the loan capital. Consequently, the balances to be amortized of loans covered by assurances that are acceptable guarantees, are provisioned in the applicable percentage, applying said percentage to:

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

•
the difference between the outstanding balance and one hundred percent (100%) of the guarantee value, for the non-guaranteed portion of mortgages, and to one hundred percent (100%) of the guaranteed debt balance, for the guaranteed portion.

•
the difference between the outstanding balance and seventy percent (70%) of the guarantee value, for microcredit loans. In these cases, depending on the type of guarantee and the term of default of the respective loan, only the percentages of the guarantee's total value are considered for the creation of provisions, which are indicated in the following tables:

Non-mortgage Guarantee
Term of Default	Percentage Covered
From 0 to 12 months	70%
Over 12 months to 24 months	50%
Over 24 months	0%

Mortgage Guarantee or Trust in Acceptable Mortgage Guarante
Term of Default	Percentage Covered
From 0 to 18 months	70%
Over 18 months to 24 months	50%
Over 24 months to 30 months	30%
Over 30 months to 36 months	15%
Over 36 months	0%

Rules of Alignment

Subsidiaries (lending companies) align their debtors' ratings according to the following criteria:

a)
Prior to creating provisions and standardizing ratings, every month and for each debtor, subsidiaries carry out an internal alignment process. In this process, they classify the loans into the highest risk category to which they qualify, except when there are sufficient reasons for their rating in a lower risk category.

b)	According to the relevant legal provisions, the subsidiary required to consolidate financial statements, assigns the same rating to loans of the same category provided to the same debtor.

(j)	Acceptances, Spot Transactions and Derivatives

Records the value of bankers' acceptances created by the parent company on behalf of its clients and its correspondents. Similarly, it records spot transactions and contracts signed by the parent company, of derivative operations, such as forwards, "carousel transactions", futures, swaps and options.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Bankers' Acceptances

These are commercial transactions in which subsidiaries, by signing a "Bill of Exchange" as the receiver, are required to pay a third party (beneficiary) within an established term, a bill of exchange issued by one of its clients (applicant), as the result of the purchase and sale of goods for a certain amount.

Bankers' acceptances have a maturity date of up to one (1) year and may only originate from import and export transactions of goods or the purchase and sale of domestic movable assets.

When the notes are accepted, their value is simultaneously counted in assets and liabilities as "bankers' acceptances before maturity" and if at maturity, they are not submitted for collection, they are classified as "bankers' acceptances after maturity". If when making the payment, the bankers' acceptances have not been covered by the acquiring party, they are reclassified to the loan account.

After maturity, bankers' acceptances are subject to the reserve set for current liabilities and for those thirty (30) days after.

Spot Transactions and Derivatives

Spot transactions are those where clearing and settlement is carried out within three (3) working days following the day on which they are agreed.

Financial assets acquired in spot transactions are recorded on the date of their trade or settlement and not on the agreement date, unless the two dates coincide. Without prejudice to the above, changes in the market value of the transferred instruments must be shown in the income statements from the date of the trade, as applicable.

According to the method of the settlement date, the seller records the financial asset in the balance sheet until its delivery and, additionally, the seller records in the asset's accounts, the right to receive the money from the transaction and the obligation to deliver the asset traded. The latter is valued at market prices according to the rules established for investments and the variations of this obligation's valuation are recorded in the income statements.

In turn, the buyer of the asset does not record the financial asset until its delivery, but the buyer does record the right to receive the asset in the financial asset accounts, which must be valued at market prices, as well as the obligation to deliver the money agreed in the transaction.

When the transaction is effectively carried out, the buyer and the seller of the asset will reverse both the right and the obligation recorded since the date of the trade.

Subsidiaries record transactions with derivative financial instruments, which are contracts whose main feature is that their fair value depends on one or more underlying assets and their trade or settlement is carried out at a later time. These transactions are carried out with several objectives, out of which the following stand out:

•	To offer products tailored to the clients' needs, which hedges their financial risks, among other functions.

•	To structure portfolios for the subsidiaries, so they can take advantage of arbitrage between different rate curves, assets and markets, and obtain high returns with low levels of equity use.

•
Subsidiaries make derivative operations to hedge risks of asset and liability positions of their balance sheet, as well as brokering for clients or capitalizing on arbitrage opportunities of both the exchange rate and interest rates in local and foreign markets.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Types of Derivative Financial Instruments

A derivative financial instrument allows for the management of one or more risks associated with the underlying assets and meets any of the following conditions:

•	Does not require an initial net investment.

•	Requires an initial net investment lower that what would be needed to acquire instruments that provide the same expected payment as a response to changes in market factors.

Derivative financial instruments operations are valued on a daily basis at the fair value depend on one or more underlying assets and their fulfillment or settlement is completed at a later time, taking the following into account:

When there is no market price, the fair value of the basic derivative financial instruments is that which results from applying the valuation formulas established by the Superintendency of Finance of Colombia.

The methodology, parameters and sources of information that are adopted for the valuation of the basic derivative financial instruments are used consistently for at least one (1) year, from the date of alteration. The same methodology is used to value basic derivative financial instruments with similar characteristics, provided that they have the same underlying asset.

Derivative financial instruments that generate positive fair value are recorded as assets, separating the value of the right and the value of the obligation, except in the case of options where they are recorded in a single account. The derivative financial instruments that generate a negative fair value, i.e., unfavorable for the supervised entity, are recorded as liabilities, implementing the same separation. When the fair value of the derivative financial instrument is zero (0), whether on the initial date or at a later date, it is recorded in assets.

Derivative financial products are traded on the different Treasury desks, i.e., on the specialized desks and the distribution desks where exchange risks are hedged and help the entity to forecast cash flows so that it can focus on its main activity, to hedge said risks.

The subsidiaries work with the following derivative products:

•	Forward Transactions (peso/dollar, other currencies and securities)
•	Basic and combined options
•	Swaps (Cross Currency Swap and Interest Rate Swap)
•	Futures: Standardized derivatives on the Colombian Securities Exchange (Futures on notional bond and futures on the Representative Market Exchange Rate) and
•	Foreign Market standardized derivatives (futures on exchange rate and euro/dollar futures).
•	Forward Novados

•     Forward Transactions

A 'forward' is a derivative formalized through a contract between two parties, tailored to their needs, to purchase/sell a specific amount of an underlying asset on a future date, establishing the basic conditions of the derivative financial instrument on the date the contract is signed. These conditions include primarily the price, the date of delivery of the underlying asset and the method of delivery. The settlement of the instrument on the date of payment may be produced by physical delivery of the underlying asset or by liquidation of the differences, depending on the underlying asset and the agreed method of delivery, with the possibility of the latter being altered by common consent between the parties during the instrument's term.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)
•     Options

An “option” is a contract that grants the owner the option or right, but not the obligation, to purchase or sell a specific amount of an asset at a specified price and on a specified date or during a specified period. Said contract requires the signatory to sell or purchase the asset on the date that the "option" is exercised by the owner, in accordance with the conditions of quantity, quality and price established for such purpose in the contract.

•     Swaps

A swap transaction, or a financial exchange, is a contract made between two parties according to which they agree to exchange a series of cash flows calculated according to certain conditions agreed by contract and that must be paid on specific dates agreed at the start of the transaction.

The objective of this kind of transaction is to reduce the risks generated by variations in the exchange rates of currencies and interest rates. Generally, they are contracts that seek to hedge long-term transactions that have more than one excess flow.

There are two kinds of swap transactions:

✓	Interest rate swaps, or contracts whereby the cash flows that pay both parties are denominated in the same currency and are divided into the fixed-for-floating swap and the floating-for-floating swap.

The interest rate swap (IRS) consists of a contract between two parties that wish to exchange the interest derived from payments of charges of future flows at different interest rates.  In this kind of swap, there is no transfer of the capital and it is carried out in the same currency.

✓
Cross currency swaps are operations in which flows are denominated in different currencies. There are three kinds of cross currency swaps: Mark-to-Market CCS, floating-for-floating CCS and fixed-for-floating CCS.

The Cross Currency Swap (CCS) is a contract between two parties that wish to exchange principals denominated in different currencies, for a specific period of time. During the term of the contract, each party assumes the interest generated by the loan received in the swap. In the amortization and contract expiry dates, the loans are transferred to the currency that each party originally had and the spot rate of the start of the operation is used.

•       Futures

A future is a standardized contract in terms of its maturity date, size and nominal value, the features of the respective underlying asset, place and mode of delivery (in-kind or in cash). It is traded on a stock exchange through the Counterparty Central Risk Clearing House, by virtue of which, two parties are required to purchase or sell an underlying asset at a future date (date of maturity), at a price established when the contract is signed.

Futures can be completed by liquidation in cash, by an opposing transaction before the date of maturity, physically delivering the product or completing the liquidation against an index.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

1.- Accounting and Valuation of Derivative Financial Instruments:

According to that established by the Superintendency of Finance of Colombia, derivative financial instruments are classified according to why they are traded:

•     Hedging of risks of other positions,
•     Speculation, to obtain income, or
•     Carrying out arbitrage on the markets.

Accounting of derivative financial instruments depends on the objective of their trade. As of December 31 and June 30, 2012, derivative transactions are recorded for the purposes of hedging and speculation.

Although these derivatives hedge the exchange rate risk, they cause volatility in the income statement, given the variation in the other associated risk factors, such as dollar/peso depreciation curves (interest rates differential). The objective of the coverage accounting procedure is to isolate the effect of the volatility in the income statement rendered by the variations in risk factors other than the exchange rate, adding only the gain/loss from restatement of foreign currency to income statements and recording the portion of the fair value corresponding to other factors (depreciation, passing of time, etc.) in the equity accounts.

From January 1, 2010, regardless of their purpose, derivative financial instruments that generate positive fair value, i.e. favorable for the subsidiaries, are recorded as assets, separating the value of the right and the value of the obligation, except in the case of options where they are recorded in a single account. In turn, derivative financial instruments that generate a negative fair value, i.e., unfavorable for the subsidiary, must be recorded in liabilities, implementing the same separation. Similarly, the net values will not be calculated between favorable and unfavorable balances of the different transactions, even if they are of the same type.

Derivative financial instruments for the purposes of speculation are recorded in the balance sheet, from the date of their signing, at their fair value. When the contract value is zero (0) on the starting date, i.e. payments or physical delivery are not carried out between the parties, and the income statement is not affected. In the subsequent valuations, variations in the fair value are recorded in the income statement.

On the date of liquidation of the derivative financial instruments, the corresponding balances of the balance sheet accounts are paid and any difference is recorded as a gain or loss in the respective accounts of the income statement, as applicable. If the accumulated balance of the derivative financial instrument on said date is positive, it is recorded as income and if it is negative, it is recorded as an expenditure. This procedure is independently carried out, instrument by instrument, each time that they are liquidated.

Type of Transaction	Valuation and Accounting
Forwards on Stock
In forwards purchased on stock, the right is calculated by valuing the stock at market prices and the obligation by obtaining the current value of the agreed purchase price.

In the case of forwards sold on stock, the right is calculated by obtaining the present value of the agreed sale price and the obligation by valuing the stock at market prices.

Foreign Currency Forward Contract
The valuation methodology for the forward and spot transactions on foreign currency used by the Bank is based on converting future flows (obligations and rights) involved in the transaction to their present value. It is most common for one of these two flows to be denominated in United States dollars and the other in Colombian pesos.  Each flow is converted to the present value using market discount rates in United States dollars and Colombian pesos for the remaining term in each operation. These present values are calculated using continuously compounded rates. Once the present values of the cash flows are obtained, they are restated in Colombian pesos using the Representative Market Rate calculated and certified by the Superintendency of Finance of Colombia.  Market interest rates are used, based on the average depreciation of the Colombian market.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Type of Transaction	Valuation and Accounting
Options
The market value of currency options determined by the Bank is estimated using the methodology developed by Black and Scholes.

The information to be used in the model to value options is obtained from financial information systems that currently provide prices for the variables involved (volatility, domestic and foreign risk-free rates).

The initial record corresponds to the effectively paid premium and the variations in the fair value compared to the initial value, effectively paid. They are recorded in the income statement. Rights and obligations are recorded in contingent accounts.

When the Bank purchases an option, whether it is a call option or a put option, the paid premium as well as its daily variations to the fair value are recorded in Assets.

When the Bank sells an option, the premium received and its daily variations in its fair value is recorded in Liabilities.

On the date of the contract's completion, the balances corresponding to the right and obligation value are paid, and any difference is recorded as a gain or loss in the valuation of derivatives.

Swaps
The valuation of the swap consists of converting (deducting) each one of the future cash flows to the present value and converting them into the base accounting currency.  To carry out the valuation process of a swap, the Bank updates the market information (interest rate and exchnge rate curves) and according to the individual characteristics of each transaction, breaks down the swap into future cash flows and calculates the total cash flow on each maturity date.

The sum of present values of the received flows is recorded as a right and the sum of the series of flows delivered is recorded as an obligation.

The result of the valuation of the day on which the operation was carried out is recorded as deferred, which is amortized until the swap's maturity.  The amortization of said deferral is deducted from the result of the valuation from the second day until the date of maturity of the operation.

Futures
In this type of derivative, there is daily liquidation of gains and losses. The Counterparty Central Risk Clearing House (CRCC, in its Spanish acronym) communicates the result of the participants' settlement on a daily basis and proceeds to debit or pay the losses or gains made.

In the case of notional bond futures, if the Bank presents a short position, it notifies the CRCC of the bond it wishes to pay its obligation on, according to the specifications of the deliverables basket and the transfer of bonds made through the securities depositories (DCV and/or DECEVAL) which confirm the transfer of these bonds to the “CRCC”.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Type of Transaction	Valuation and Accounting

In the case of dollar/peso exchange rate futures, on expiry of the contract, liquidation is made against the price of the underlying asset (Representative Market Rate) published on the last day of trading.

The value of the obligation that the seller must record in its balance sheet (a right for the buyer), in Colombian pesos, corresponds to the price of each future contract reported on the valuation date by the Securities Exchange, multiplied by the number of contracts and the nominal value of each contract.  In turn, the value of the right that the seller must record in its balance sheet (an obligation for the buyer), in Colombian pesos, corresponds to the price of each unit stipulated in the future contract, multiplied by the number of contracts and the nominal value of each contract.

The "Forward Novados" consist of derivative financial instruments that are traded on the over-the-counter market and whose counterparties, by agreement, decide to take it to a counterparty central risk clearing house for its clearing and settlement. This agreement is governed by the outline contract signed between the respective counterparties until the day on which the counterparty central risk clearing house intervenes as a counterparty of the operation. From that moment, it is subject to regulation and therefore, the outline agreement previously signed between the initial counterparties of said financial instrument will no longer be in force. Likewise, the respective counterparty central risk clearing house must ensure the Superintendency of Finance of Colombia has access to the information regarding these transactions when this entity requires it.

The accumulated balance, which is in the balance sheet until the day on which the counterparty central risk clearing house effectively accepts the transaction, is taken on the same day as an account payable or account receivable, as applicable, in the name of said clearing house. This account is paid in the clearing and settlement process of these operations, in accordance with the regulations of the respective Counterparty Central Risk Clearing House.

2.- Derivative Financial Instruments for Hedging Purposes

A combination of transactions through which one or several financial instruments, called hedging instruments, are designated to reduce or remove a specific risk that may have an impact on the income statement as a consequence of variations in the fair value, in the cash flow or in the exchange rate of one or several entries, called primary positions.

The accounting of derivative financial instruments for hedging purposes depends on the specific type of hedging dealt with.  In the case of hedging of assets and liabilities in foreign currency:

•
The accumulated gain or loss of the derivative financial instrument is recognized in the corresponding sub-item of the income statement, provided that said value does not exceed the amount of the accumulated variation of the hedged primary position, attributable to changes in the exchange rate, from the date hedging started, which is recorded in the respective earnings and loss accounts from changes.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

•
When the accumulated gain or loss of the derivative financial instrument is greater than the amount mentioned above, the difference is recorded in the equity account as "unrealized accumulated gain or loss in derivative financial instruments for hedging or asset hedging or liabilities in foreign currency hedging" with the corresponding symbol.

•
On the date that the hedging ends, the accumulated result of the derivative financial instrument used for this kind of hedging, which is found in the equity sub-account, "unrealized accumulated gain or loss in derivative financial instruments for hedging or hedging of assets or liabilities in foreign currency", is transferred to the income statement in the respective sub-account for derivative financial instruments.

Meanwhile, the primary positions hedged are recorded as follows:

a.
The primary position continues to be recorded as its respective nominal value on each date, in the same balance sheet and income statement accounts, with the same methodology and dynamics as it would be recorded if it were not hedged.

b.	From the date hedging is started with derivative financial instruments, the current value of the primary position is recorded in memorandum accounts.

The derivative financial instruments designated for hedging are peso/dollar forward transactions with different maturity profiles.

(k)	Realizable Assets, Foreclosed Assets and Repossessed Assets

Realizable assets: Represent the tangible assets of an entity's property for sale. They may be assets acquired or built for sale, assets foreclosed to recover loans or financial leasing transactions.

Foreclosed assets: The value of foreclosed assets received by the subsidiaries as payment of non-paid balances of loans in their favor.

Foreclosed assets represented in real estate are received based on a technically determined commercial appraisal and the personal property, stocks and shares, based on the market value.

To record foreclosed assets, the following conditions are taken into account:

•	The initial record is carried out according to the value established in the legal award or that agreed with the debtors.

•	When the foreclosed asset is not transferable, its cost increases with the necessary expenses that are incurred for its sale.

•
If the value for which the asset is received and the value of the loan to pay results in a balance in the favor of the debtor, this difference is recorded under accounts payable. In the case that the value of the asset does not fully cover the obligation, a provision equivalent to the difference is created.

•	Foreclosed Assets that are personal property and correspond to investments in securities are valued through the application of the criteria indicated in this note, section 3(e) of Investments.

•	When the market value of the property is less than the book value, a provision is created for an amount equal to the difference.

•	The valuations of foreclosed assets are recorded in the memorandum accounts.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Repossessed assets: Assets reintegrated into the financial entities in the development of financial leasing transactions for defaults on the contract by the lessee or for not exercising the call option, which are not subject to depreciation, are recorded as repossessed assets.

Assets not used for the corporate purpose correspond to assets for personal use which the entities have stopped using for the development of their corporate purpose.  These assets depreciate until the time of their realization and they are calculated together with the fixed assets for the purposes of the limits established in Section 1.2 of Chapter Seven of the First Title of the Basic Legal Circular of the Superintendency of Finance of Colombia.

Realizable Assets, Foreclosed Assets and Repossessed Assets Provision

The financial subsidiaries record the value of foreclosed assets of unpaid balances from loans in their favor.

Real Estate

The Superintendency of Finance of Colombia established a model to calculate the provision to make for foreclosed assets and gave these entities the opportunity to establish their own internal model which must be approved by said Superintendency.  Banco Bogotá S.A. calculates the provision for foreclosed assets, using an internal model duly approved by the Superintendency of Finance of Colombia. The other subsidiaries (including those abroad) use the methodology established by the Superintendency of Finance of Colombia. The internal model estimates the maximum expected loss in the sale of foreclosed assets, according to their history of recovery over goods sold; expenses incurred in their receipt, maintenance and sale, and their grouping in common categories to estimate the provision base rate. This rate is adjusted each month until eighty percent (80%) of the provision is reached, depending on the group of assets to which it belongs, as follows:

•
Both the foreclosed assets received between two (2) and four (4) years ago that were granted an extension by the Superintendency of Finance of Colombia for sale and those that were not granted an extra twenty-seven (27) months for sale, reaching eighty point zero percent (80%) of the provision on December 31, 2005.

•	Foreclosed assets received less than two (2) years ago and those received after October 1, 2003, were granted an extension of forty-eight (48) months, reaching eighty percent (80%) of the provision.

•
For real estate, in the year following receipt of the asset, a provision is created in monthly rates equivalent to thirty percent (30%) of its acquisition cost, which increases in monthly rates the second year by an additional (30%) until it reaches sixty (60%) percent. Once the legal term for sale has expired without an extension having been authorized, the provision must be eighty percent (80%). If an extension is granted, twenty percent (20%) may be constituted in its term.

•	When the market value of the real estate is less than the book value of the foreclosed asset, a provision must be recorded for the difference.

•
Regarding real estate of which the date of receipt, at the time of issue of the Circular referenced was two (2) years ago or more, an additional provision was created in monthly rates until reaching eighty percent (80%) of the cost of acquiring the asset.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Movable Assets

Within the year following the receipt of an asset, a provision is created equivalent to thirty-five percent (35%) of the cost of acquiring the foreclosed asset, which is increased in the second year by an additional thirty-five percent (35%) to make seventy percent (70%) of the book value of the asset before provisions. Once the legal term for sale has expired without an extension having been authorized, the provision must be one hundred percent (100%) of the book value. If an extension is granted, the remaining thirty percent (30%) may be constituted in its term.

When the market value of the asset is less than the book value of the foreclosed assets, a provision must be recorded for the difference.

Without prejudice to the provision regulations mentioned above, personal property foreclosed assets that correspond to investment securities are valued by applying the criteria included in Chapter 1 of the basic financial accounting circular for that purpose, taking into account their classification as trading securities, available for sale or held to maturity.

The provisions that have been formed for foreclosed or repossessed assets of leasing transactions may be reversed when they are sold for cash, if these assets are placed in the financial leasing portfolio or operations. The profits generated as a result of the transfer of the assets to the loan portfolio and financial leasing operations account must be deferred in the term in which the operation has been agreed.

Regulations on the Legal Term for Sale

The foreclosed assets must be sold within two years following the date of their acquisition. However, they may be recorded as fixed assets, when these are necessary for the ordinary transfer of their trading and limits of investments in assets are met.

An extension for their transfer may be requested from the Superintendency of Finance of Colombia, which must in any case be submitted in advance of the expiration of the established legal term.

In the respective request, it must be shown that in spite of diligently following the management procedures for their transfer, it has not been possible to sell them. In any case, the extension of the term may not exceed two years, counted from the date of expiry of the initial legal term. During this period, the work for realizing these unproductive assets must be continued.

(l)	Property, Plant and Equipment

Records the acquired tangible assets built or in the process of being imported, built or created that are constantly used in the regular course of business and with a useful life of more than one (1) year. It includes the direct and indirect costs and expenses incurred until the time in which the asset may be used.

Extraordinary additions, improvements and repairs that significantly increase assets' useful life are recorded as greater value and the disbursements for maintenance and repairs that are carried out to maintain these assets are charged to expenses, as they are incurred.

The depreciation is recorded using the straight-line method, according to the assets' useful life. The annual depreciation rates for each asset line item are:

Buildings, warehouses and silos	5%
Office equipment and furniture	10%
Transportation equipment and machinery	10%
Computer equipment	20%
Vehicles	20%

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

The property and equipment are recorded at cost, which was restated as result of inflation until December 31, 2000.

Assets under operating lease are recorded at cost, and disbursements for improvements and repairs that increase the efficiency and useful life of assets are capitalized. Expenditures for maintenance and repairs are recorded as expenses in the period in which they are carried out.

From 1997, Banco de Occidente S.A. adopted the method of reducing balances in the depreciation of buildings for tax purposes. The balance reduction system consists of depreciating the balance before depreciation of previous years at a fixed rate annually. The rate is equal to the nth root of the balance over the cost.

A residual value was established for the calculation, which forms part of the total amount to depreciate in the asset's last year of useful life, so that it fully depreciates.

(m)	Assets under Operating Lease

Records assets under operating lease that, prior to the respective contract, subsidiaries provide to the user to lease.

The depreciation of assets under operating lease is carried out in the shorter of two periods: the assets' useful life or the term of the leasing contract.

When it is established by contract in the operational leasing contracts that with the payment of fees, ninety percent (90%) or more of the asset's value is amortized, the depreciation of these assets is carried out during the term of the contract and using the financial depreciation methodology, according to its conditions.

A general provision of 1% of the valued of assets under operating lease is created, without the accumulated depreciation and general provision exceeding one hundred percent of the assets under leasing operations.

The provision is created according to the guidelines in Chapter II of Circular 100 of 1995.

Individual provisions are recorded on the property and equipment and assets under operating lease, whose net book value is greater than the market value established through various technical appraisals. When the net value is less that the market value, this difference is recorded as asset valuations in the equity.

(n)	Branches and Agencies

Records the activity of operations between the executive management and offices of the financial entities, as well as those between these offices and agencies abroad.

The balances are reconciled on a daily basis and the outstanding entries are settled in a term of no longer than thirty (30) calendar days.

At the close of accounts, the net balances of branches and agencies sub-accounts are reclassified to the assets or liabilities accounts, and the respective income or expense is recorded.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(ñ)	Prepaid Expenses and Deferred Charges

Prepaid expenses correspond to expenditures that the Parent Company and its subsidiaries incur in the development of their activity, from which a profit is received in several periods and may be recoverable, and imply the future execution of services to be received.

Deferred charges correspond to costs and expenses that benefit future periods and are not subject to recovery. Amortization is recorded from the date on which items start to contribute to income generation.

Their amortization is carried out as follows:

Prepaid Expenses

a.	Interest during the prepaid period.

b.	Insurance for the term of the policy.

c.	Rent during the prepaid period.

d.	Equipment maintenance for the term of the contract.

e.	Other prepaid expenses for the period in which the services are received.

Deferred Charges

The deferred charges correspond to costs or expenses that benefit future periods and are not subject to recovery. Amortization is recorded from the date on which items start to contribute to income generation.

a.
Organization and preparation expenses incurred must be amortized in the shorter of two periods: the estimated time for their recovery in the feasibility study or the duration of the specific project that produced them, without in exceeding, in any case, five (5) years.

b.	Highway construction projects. Amortization is carried out for the term of the contract.

c.	Refurbishment in a period no longer than two (2) years.

d.	Software in a period no longer than three (3) years.

e.	Office supplies and stationery according to actual consumption.

f.	Improvements to leased properties in the shorter of two periods: the term of the respective contract, without taking extensions into account, or their likely useful life.

g.	The deferred income tax "debited" for time differences when the legal and regulatory requirements for tax provisions are met.

h.	Contributions and memberships during the prepaid period.

i.
Publicity and advertising for the accounting period. However, for publicity and advertising expenses that correspond to the launch of a new product or change of image, the amortization period cannot exceed three (3) years.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

j.	Equity tax in a period of four (4) years.

k.	Studies and projects in a period no longer than two (2) years.

l.	The other items are amortized over the estimated recovery period of the expenditure or until the expected benefits are obtained.

m.	Commission paid for products are amortized in a term no longer than six (6) months.

n.	Discounts on the issuing of investment securities are amortized to five (5) years.

(o)	Intangible Assets

Acquired Goodwill

Parent Company

Records the additional amount paid over the book value in the purchase of shares or quotas of company equity.

The goodwill received from the escisión resulting from the purchase of shares in Corporación de Ahorro y Vivienda Ahorramas S.A., now known as Banco Comercial AV Villas S.A., is amortized on a straight-line basis over ten (10) years, as initially determined. Acquisitions made through the purchase of shares in September and December 2007 are amortized at 36 and 33 months respectively,

The goodwill acquired through Grupo Aval Acciones y Valores S.A.'s purchase of shares in Banco Popular S.A. and Banco de Occidente S.A. is amortized using the "Reverse sum-of-the-term's-digits" method over twenty (20) years.

As of October 9, 2006, the Banco de Bogotá S.A. subsidiary adopted External Circular 034 issued by the Superintendency of Finance of Colombia. Therefore, the outstanding goodwill balance at the end of September 2006 began to be amortized following the exponential method for a term of twenty (20) years.  Similarly, goodwill was allocated to several lines of business. These lines are subject to an impairment test, in which the book value is compared, including the goodwill of each line, with technical valuation studies prepared annually by independent experts. If an impairment loss arises, the goodwill assigned to said line must be amortized up to the estimated loss amount.

Using the exponential method, the Banco de Occidente S. A. subsidiary amortizes the goodwill resulting from the difference between the paid value and the net equity value at the date of acquisition of Banco Aliadas and Banco Unión Colombiano to a term of 216 to 237 months, the difference between the 20-year term and the already amortized time, according to that established in External Circular 034 of 2006 of the Superintendency of Finance of Colombia. The Bank estimates the market value of the business lines associated with the goodwill, in order to determine whether or not there is an impairment loss. The valuation is made by the flow of profits method generated by each business line identified as an independent cash flow generator.

Banco Popular S.A. and Banco Comercial AV Villas S.A. do not have any goodwill in their financial statements.

Grupo Aval Acciones y Valores S.A.’s goodwill acquired through purchases of shares in Banco Bogotá S.A., Banco de Occidente S.A. and AFP Horizonte Pensiones y Cesantías in the first semester of 2013, is amortized by the method indicated by the Superintendency of Finance of Colombia (External Circular 034 of 2006) for twenty (20) years.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(p)       Other Assets

Other assets basically include assets available for sale, investments in custody, assets available under leasing contracts and prepaid taxes.

Assets available for sale correspond to assets that are not used in the core businesses of the banking subsidiaries of Grupo Aval and that depreciate until their sale. Furthermore, these assets are subject to deterioration tests, and any impairment is charged to the Consolidated Income Statements. The investments in custody include rights acquired from trust transactions. The assets available under leasing contracts correspond to the inventory of assets that are expected to be placed under leasing contracts in a term no greater than one (1) year.

Trust Rights

Coresponds to rights generated by a trust agreement that gives the grantor or beneficiary the opportunity to exercise them in accordance with the law.

The transfer of one or more assets that the beneficiary or grantor makes to the trustee must be executed, for accounting purposes, at its adjusted cost, so that the delivery itself does not generate a profit for the grantor. These transfers will only affect the results when the asset or assets of the trust are "actually" transferred to third parties.

(q)	Valuations and Valuation Surplus

Under this item, the subsidiaries record the valuations of investments available for sale in equity securities, property, plant and equipment investments, specifically real estate and vehicles, and investments in art and cultural assets.

The company records in this account the valuations originating from the difference between the cost of the investments received in escisión processes and their intrinsic value at the moment of the transaction, as well as those valuations generated between the intrinsic value of the investments and their fair value.

Valuations on foreclosed and repossessed assets are not recorded under this item. Those are recorded in memorandum accounts.

Asset Valuation and Devaluation

Asset valuations that form part of the equity include:

1.
Technical commercial appraisals carried out by specialized firms, against the net book value of the property, equipment and assets under operating lease. In accordance with Decree 2649 of 1993, asset valuations must be carried out at least every three (3) years.

2.	The market value of the investments available for sale in equity securities, against their net book value.

For investments that are listed on the stock exchange, said excesses are determined based on the market value and, in the absence of this, their intrinsic value, which is determined using financial statements up to six months old.

Where devaluations exist for investments available for sale (equity securities, and immovable property and equipment), as a precaution, the value of the valuation is reversed, if it exists, and a provision is made for each individual asset.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Accounting

Valuations of investments available for sale in equity securities are accounted for based on the equity variations of the issuer.

Real estate valuations are determined as the difference between the net cost of the real estate and the value of the commercial appraisals made by specialized and independent persons or firms. Exercising caution, where devaluation occurs, a provision is made for each immovable property considered a single object.

The valuation of art and cultural assets is recorded taking into account the state of the works' conservation, whether they are originals, their size, the technique used, and the quoted value of similar works.

(r)	Deferred Revenue

Records the deferred revenue and that received in advance by the subsidiaries to perform their activities. These are amortized over the period in which they are incurred or in which the services are provided.

The deferred income generated through the sale of foreclosed assets financed through loan operations is amortized for the term of the respective loans.

The interest and monetary correction of the loans that were capitalized that are the products of loan restructurings are recorded as income when they are collected.

The adjustment of the Real Value Unit (RVU), as indicated in the returns and financial leasing revenue recognition policy.

(s)	Retirement Pensions

At June 30, 2013 and December 31, 2012, Decree 4565 of December 7, 2010, which modified the methodology used to determine the portion of the calculation that must be amortized, was applicable to the subsidiaries that have not amortized 100%. The provision is made in linear form, such that at December 31, 2029, one hundred percent (100%) of the corresponding calculation is amortized. After that time, the amortization will be maintained at said percentage, and the retirement pension payments will be charged to the created provision.

For entities that have amortized 100%, retirement pensions are quantified through an actuarial analysis carried out by persons specialized in the field, with apposite knowledge, and with total independence from the parent company and its subsidiaries.

The provision is recorded as one hundred per cent (100%) of the corresponding calculation and is maintained at that percentage. The payment of retirement pensions is charged to the provision created.

(t)	Estimated Liabilities and Provisions

The subsidiaries record provisions to cover estimated liabilities, taking into account that:

▪	A vested right exists and, by consequence, so does a contracted obligation,

▪	The payment is recoverable or probable and,

▪	The provision can be justified, quantifiable and reliable.

Likewise, the values estimated for taxes, contributions and memberships are recorded.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(u)       Mandatory Convertible Bonds

Represents the nominal value of the bonds issued by the subsidiaries, which gives their holders the right to convert them to shares of the Company.

The discounts yielded in their issue will be charged to the sub-account 192037 - discount in placement of mandatory convertible bonds - and the premiums to the sub-account 272010 - mandatory convertible bond issuance premium.

(v)	Recognition of Revenue through Returns, Financial Leasing and Monetary Correction

Revenue from return on capital and other concepts is recognized at the moment at which it is incurred:

Suspension of Interest Accrual

For the loan and leasing operations portfolio, the subsidiaries cease to accrue interest, monetary correction, adjustments in exchange, fees and revenue for other concepts, when a loan is in arrears as indicated in the following table:

Type of Loan	Arrears of greater than
Commercial	3 months
Consumer	2 months
Mortgage	2 months
Microcredit	1 month

As such, they do not affect the income statements until they are successfully collected. Once their collection is carried out, the corresponding record is entered in the memorandum accounts.

In those cases in which, as a result of restructuring agreements or any other form of agreement, the capitalization of interest that has been recorded in the memorandum accounts or of the balances of charged-off portfolios including capital, interest and other concepts is taken into account, it is accounted for as a deferred payment in Code 272035, and its amortization is made proportionally to the effectively collected funds.

In fulfillment of that established in Article 3 of Law 546 of 1999, the Real Value Unit (RVU) was created as an accounting unit that reflects the purchasing power of the currency based exclusively on the variation in the consumer price index certified by DANE. Its value is calculated according to the methodology adopted by the National Government.

This methodology means that in the months with seasonally high inflation, the RVU will have a greater readjustment than in months with low inflation. Thus, annualizing the inflation of a determined month may distort the potential results of said period. To eliminate the distortion generated by the seasonality of inflation in the operations agreed upon in said unit, the Superintendency of Finance of Colombia establishes that the revenue from those concepts must be amortized in the same year.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(w)	Special Rule for Provision of Accounts Receivable (Interest, Monetary Correction, Fees, Exchange Adjustment, and Other Concepts)

When the subsidiaries defer the accrual of returns, monetary correction, exchange adjustments, fees and revenue from these concepts, they provision the totality of the incurred but not collected revenue corresponding to such concepts.

(x)	Income Tax

The income tax expense is determined based on the greatest value presented within the taxable income. The income tax rate was reduced from 33% to 25% as of 2013, and the Income Tax for Equality (CREE) was created, at a rate of 9% for 2013 and 2015, and 8% as of 2016. The clearing and adjustments carried out to determine this tax contain some differences with respect to that for income tax, which is calculated with ordinary taxable income.

 (y)       Deferred Income Tax

The effect of the temporary differences that involve the payment of a greater or lesser tax during the current year, calculated at current rates, wherever a reasonable expectation exists that sufficient taxable income will be generated during the periods in which such differences are to be reverted is recorded as deferred income tax.

(z)       Equity Tax

The National Government, through the Tax Reform Law 1370 of December of 2009, created the Equity Tax for the taxable years 2011 to 2014. Those liable to pay this tax are legal entities and individuals. The same law established that said tax is incurred at a rate of four point eight percent (4.8%), plus a surcharge of twenty-five percent (25%), for a total rate of 6% of the liquid equity as of January 1, 2011.

For accounting purposes, Grupo Aval and its Colombian subsidiaries adopted the policy of recognizing the total tax in liabilities. It is payable in eight (8) installments over 2011 to 2014 against deferred charges that amortize over the same period in forty-eight (48) monthly installments against the net income. Some companies record this against the reappraisal of equity, based on Decree 514 of 2010, which was added to Article 78 of Decree 2649 of 1993.

(aa)     Legal Reserves

In accordance with Decree 663 of April 2, 1993, the legal reserve of lending companies is made up of a minimum of 10% of the net profit of each period, until reaching 50% of subscribed capital. Said reserve can only fall below this percentage to address accumulated losses that exceed the amount of undistributed profits.

(ab)     Contingencies Accounts

These accounts record operations through which the subsidiaries acquire a right or assume an obligation whose emergence depends on whether an event occurs, which in turn depends on future, possible or remote factors. Within the accounts receivable contingencies, the return on capital and the financial component of the leasing fees are recorded from the moment in which accrual is suspended in the loan portfolio account and assets under operating lease accounts.

Within these accounts, leasing contracts due are highlighted, as follows: fees and purchase options that expire during the following year as recorded as current, and the parts of said contracts that expire after the first year are recorded as noncurrent.  Likewise, in the accounts receivable and accounts payable contingencies accounts, the amounts transferred in repo or simultaneous operations are recorded.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

(ac)     Memorandum Accounts

In these accounts, operations carried out with third parties that due to their nature do not affect the financial position of the subsidiaries are recorded, according to their nature as either assets or liabilities. Likewise, tax memorandum accounts are included, in which the figures for the completion of tax returns are recorded. Also included are those control accounts used for tax purposes, internal control or management information. Memorandum accounts can be accounts receivable or accounts payable, depending on the nature of the operation. They also contain the value of loans rated for maturity, reciprocal operations with affiliates and, from January 1, 2001, the value of the adjustments for tax inflation of non-monetary assets and equity.

(ad)     Recognition of Revenue, Costs and Expenses

Grupo Aval uses the standards of association and accrual to recognize and record income, costs and expenses. Interest, commissions and leases paid or received in advance are recorded in the account for expenses or revenue paid or received in advance. Interest, monetary correction, exchange adjustments, fees and revenue for other concepts will cease to accrue when a loan is past due, as follows: commercial loans, 3 months; consumer loans, 2 months; mortgage loans, 2 months; and microcredit, 1 month.

(ae)      Net Earnings Per Share

At June 30, 2013 and December 31, 2012, to determine the net earnings per share, the number of outstanding subscribed and paid shares was used, which rose to 18,551,766,453 shares at the end of the semester. The net earnings per share were COP 45.26 and COP 41.93 at June 30, 2013 and December 31, 2012 respectively.

(af)       Relative Importance or Materiality

The consolidated financial statements and their notes comprehensively disclose the economic events that, in the semesters ended June 30, 2013 and December 31, 2012, affected the financial position of the Parent Company and subsidiaries, their net income and cash flows, as well as the changes in financial position and in their shareholders' equity. No such events occurred, or were not disclosed that could significantly alter the economic decisions of the users of the information herein discussed.

(ag)     Reclassifications

Some figures in the balance sheet, income statement, statement of changes in the financial position, and statement of cash flow at December 31, 2012 were reclassified to compare these with the financial statements at June 30, 2013.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)
4.	Cash and Bank Deposits

The cash and bank deposit balances as of June 30, 2013 and December 31, 2012 consisted of the following components:

		June 30, 2013	December 31, 2012
Peso-denominated:
Cash	COP	2,163,841	2,177,424
in Central Bank of Colombia (1)		4,438,149	3,666,587
Bank and other financial institutions		305,282	122,444
Exchange		1,255	1,485
Remittances in transit		1,260	1,696
Provision for cash		(2,831)	(2,128)
Total		6,906,956	5,967,508
Foreign currency-denominated:
Cash(2)		510,745	520,010
In Central Bank of Colombia		660	889
Bank and other financial institutions (2)		4,075,396	3,155,828
Exchange		272,259	232,184
Remittances in transit		10,637	12,693
Provision for cash		(208)	(52)
Total		4,869,489	3,921,552
	COP	11,776,445	9,889,060

(1)
These amounts are suitable for the fulfillment of reserve requirements established by Central Bank of Colombia and are based on a percentage of the deposits received by the customers of each of Grupo Aval's banking subsidiaries in Colombia. In accordance with the provisions of Resolution No. 11 of 2008, the reserve requirements are determined weekly and their amounts depend on the type of deposit: 11% for checking and savings account deposits and 4.5% for fixed term deposits that mature before 540 days.

(2)
Certain values in cash and deposits in foreign central banks are suitable for fulfilling the reserve requirements basically established on deposits received by BAC Credomatic from its customers in Central America, according to the legal provisions of each of the countries in which it operates.

There are no restrictions on cash.

Provision for Cash

Below is the breakdown of the changes in provisions for cash for the semesters ended June 30, 2013 and December 31, 2012:

		June 30, 2013	December 31, 2012
Initial balance	COP	2,180	2,791
Increase due to acquisitions or mergers		20	-
Provision charged to expenses		719	906
Recoveries of provision		(468)	(910)
Charge-offs		(19)	-
Other		607	(607)
Final balance	COP	3,039	2,180

5.	Asset Positions in Money Market and Related Transactions

The balances of asset positions in money market and related transactions as of June 30, 2013 and December 31, 2012 were as follows:
		June 30, 2013	December 31, 2012
Peso-denominated:
Ordinary interbank funds sold	COP	242,800	239,900
Commitments to transfer of investments via simultaneous operations		918,611	1,997,168
Total		1,161,411	2,237,068
Foreign currency-denominated:
Ordinary interbank funds sold		1,984,186	1,272,751
Total		1,984,186	1,272,751
	COP	3,145,597	3,509,819

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

6.	Investments

The position in investment securities as of June 30, 2013 and December 31, 2012, was as follows:

Trading Debt Securities
		June 30, 2013	December 31, 2012
Peso-denominated:
Issued by the Colombian Government	COP	2,182,838	1,724,120
Governmental entities		20,681	8,603
Financial institutions		1,117,602	358,911
Entities not supervised by the Superintendency of Finance of Colombia		22,309	19,444
Mortgage portfolio securitizations		57,978	60,965
Securitizations other than mortgage portfolio		7,529	13,816
Other		73,120	116,324
		3,482,057	2,302,183

Foreign currency-denominated
Issued by the Colombian Government		12,407	3,965
Foreign banks		602,888	434,894
Foreign government		82,308	86,047
Multilateral credit institution		16,046	11,465
Residents abroad		-	49
Financial institutions		10,840	32,255
Securitizations other than mortgage portfolio		113	104
Other		81,659	86,127
		806,261	654,906
Investment security repurchase rights in debt securities (*)		1,576,727	1,773,107
Investment securities provided as collateral		19,721	19,386
		1,596,448	1,792,493
Total investments in debt securities	COP	5,884,766	4,749,582

The debt instruments denominated in foreign currency issued by the Colombian government are bonds denominated in United States dollars, which are purchased at their nominal value.

(*)  The repurchase rights (transfer) of investment securities in debt securities as of June 30, 2013 and December 31, 2012, consist of the following:

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

		June 30, 2013	December 31, 2012
Peso-denominated:
Domestic public debt securities issued or guaranteed by the Colombian Government	COP	1,424,368	1,607,481
Total denominated in Colombian pesos		1,424,368	1,607,481

Foreign currency-denominated:
Foreign public debt securities issued or guaranteed by the Colombian Government		70,444	91,282
Other public debt securities		4,047	2,977
Securities issued, collateralized, accepted or guaranteed by institutions supervised by the Superintendency of Finance (including vanilla and mandatory convertible bonds)		3,700	-
Securities issued by institutions not supervised by the Superintendency of Finance (including vanilla and mandatory convertible bonds)		17,730	4,997
Securities issued, collateralized or guaranteed by foreign governments		29,609	42,956
Securities issued, collateralized or guaranteed by foreign banks		26,829	23,414
Total denominated in foreign currency		152,359	165,626
	COP	1,576,727	1,773,107

Debt Securities Available for Sale

Investments in debt securities available for sale as of June 30, 2013 and December 31, 2012 were as follows:

		June 30, 2013	December 31, 2012
Peso-denominated:
Issued by the Colombian Government	COP	4,640,377	4,332,484
Financial institutions		-	16,734
Entities not supervised by the Superintendency of Finance of Colombia		783	985
Mortgage portfolio securitizations		256,627	326,953
Securitizations other than mortgage portfolio		1,548	40,135
Other		7,593	7,143
		4,906,928	4,724,434
Foreign currency-denominated:
Issued by the Colombian Government		225,169	549,347
Financial institutions		162,607	130,567
Multilateral credit institution		51,798	52,446
Foreign governments		986,939	1,021,521
Foreign banks		1,413,061	1,243,221
Entities not supervised by the Superintendency of Finance of Colombia		182,049	107,151
Other		968,167	1,153,380
3,989,790	4,257,633
Sub-total investments in debt securities
Investments available for sale repurchase rights in debt securities (*)		2,835,058	2,155,387
Securities issued, collateralized or guaranteed		129,177	93,884
	COP	11,860,953	11,231,338

(*)  Investments available for sale repurchase rights in debt securities at June 30, 2013 and December 31, 2012 included:

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

		June 30, 2013	December 31, 2012
Peso-denominated:
Domestic public debt securities issued or guaranteed by the Colombian Government	COP	2,758,953	2,075,632
Total denominated in Colombian pesos		2,758,953	2,075,632
Foreign currency-denominated:
Other public debt securities		17,143	48,160
Securities issued, collateralized, accepted or guaranteed by institutions supervised by the banking superintendency (including vanilla and mandatory convertible bonds)		19,253	-
Securities issued, collateralized or guaranteed by foreign governments		26,313	23,598
Securities issued by residents abroad		5,276	-
Other securities		8,120	7,997
Total denominated in foreign currency		76,105	79,755
	COP	2,835,058	2,155,387

Investments Held to Maturity

Investments in securities held to maturity as of June 30 2013 and December 31, 2012 were made up of the following items:

Debt Securities

		June 30, 2013	December 31, 2012
Peso-denominated:
Issued by the Colombian Government	COP	591,661	628,023
Governmental entities		638,803	611,387
Financial institutions		645,752	417,172
Mortgage portfolio securitizations		328	981
Other		1,219,018	1,224,840
		3,095,562	2,882,403

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

		June 30, 2013	December 31, 2012
Foreign currency-denominated
Issued by the Colombian Government		479,658	1,872
Foreign banks		336,572	159,738
Foreign government		50,408	14,347
Multilateral credit institution		5,904	5,425
Financial institutions		3,117	166,387
Securitizations other than mortgage portfolio		18,141	-
Other		27,296	19,541
		921,096	367,310
Repurchase rights (*)		-	11,607
Total investments held to maturity	COP	4,016,658	3,261,320

(*) The repurchase rights of investments held to maturity consist of domestic public debt securities issued or guaranteed by the Colombian Government.

The maturity and return on the investments held to maturity as of June 30, 2013 were as follows:

		Balance	Return (1)
Maturity:
One year or less	COP	3,026,678	2.61%
One to five years		989,980	2.56%
	COP	4,016,658	2.60%	(2)
(1)	Calculated using the internal rate of return (IRR) at June 30, 2013.
(2)	Weighted average according to the volume of each of the returns.

Trading Equity securities

Trading securities as of June 30, 2013 and December 31, 2012 are made up of the following items:

		June 30, 2013	December 31, 2012
Trading equity securities
Severance fund - stabilization reserve		47,922	39,681
Pension fund - stabilization reserve		565,413	348,983
Autonomous equity - stabilization reserve		171,139	154,457
Investment funds (Capital I Private Equity Fund of Corredores Associados S.A.)		232,846	-
In other institutions		349,168	357,955
Total denominated in Colombian pesos	COP	1,366,488	901,076

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

All investments in stock were classified in category "A", with the following exceptions:

	Category		Provision June 30, 2013	Category	Provision December 31, 2012
Promotora de Inversiones Ruitoque S.A.	B	COP	198	B	1,591
Petróleos Colombianos Limited	E		96	E	89
CCI Marketplace S.A.	C		143	C	142
Textiles el Espinal S.A	E		2,399	E	2,399
Petróleos Nacionales S.A.	E		257	E	257
Inversiones FCPM Holdings			-	E	362
Fábrica de Textiles del Tolima			-	E	379
Promotora la Alborada S.A.	E		316	E	316
Edubar	E		143	E	143
Inmobiliaria Selecta S.A.	D		84	D	84
Inversiones Sides S.A.S	C		43	C	43
Inducarbón	E		1	E	1
Promotora la Enseñanza	E		70	E	70
Reforestadora de Santa Rosalía	E		12	E	12
Other			203		193
		COP	3,965		6,081

Equity securities Available for Sale

The equity securities available for sale as of June 30, 2013 and December 31, 2012 consisted of the following instruments:
Company Name	Share percentage June 30, 2013		June 30, 2013	Share percentage December 31, 2013	December 31, 2012
Empresa de Energía de Bogotá “EEBB”	3.56%	COP	572,238	3.56%	572,238
Promigás S.A.	44.74%		1,507,587	44.66%	1,462,556
Gas Natural S.A	1.68%		53,480	1.68%	53,480
Concesionaria Ruta del Sol S.A.	33.00%		86,562	33.00%	86,562
Bolsa de Valores de Colombia S.A. “BVC”	4.51%		12,076	3.36%	12,075
Jardín Plaza S.A.	17.73%		10,477	17.76%	10,477
Concesionaria Tibitóc S.A.	33.33%		13,505	33.33%	13,505
Redeban Red Multicolor S.A.	5.05%		5,018	5.05%	5,192
Sociedad Transportadora de Gas de Occidente S.A.	2.80%		3,695	2.80%	3,568
Depósito Centralizado de Valores de Colombia	2.01%		3,840	2.01%	3,831
ACH Colombia S.A.	8.45%		2,645	8.46%	2,512
Other			35,856		702,721
		COP	2,306,979		2,928,717

The dividends received from investments in securities totaled COP 187,024 and COP 9,740 for the semesters ended June 30, 2013 and December 31, 2012 respectively.

In addition to Corficolombiana's direct share of 14.39% in Promigás S.A. E.S.P. or "Promigás", in February 2011 Corficolombiana acquired a 10.58% indirect share in the company through the acquisition of 20.30% of Promigás Holding, Promigás Investment and Promigás Ltda., which together had a direct share of 52.13% in Promigás.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

On June 5, 2012, 10.58% of Corficolombiana's indirect share in Promigás was transferred to CFC Limited, a subsidiary of Corficolombiana, through an escisión process. After the restructuring, CFC Limited merged with CFC Gas Holdings S.A.S., a Colombian affiliate of Corficolombiana.

On June 13, 2012, CFC Limited paid dividends in shares of COP 19.7 trillion that represent an exchange effect caused by the peso revaluation against the dollar, which was recorded in the books of Promigás Holding, Promigás Investment and Promigás Ltda., before the escisión. Additionally, on June 27, 2012, CFC Gas Holding S.A.S. paid COP 38.3 trillion in cash dividends that represent the dividends declared by Promigás to Promigás Holdings, Promigás Investment and Promigás Ltda. before the escisión, derived from their 10.58% economic interest.  From February 2011, and up to the moment of the aforementioned escisión, Promigás Holding, Promigás Investment and Promigás Ltda. were not institutions consolidated by Corficolombiana.

On July 24, 2012, Corficolombiana made a public offer for purchase of up to the remaining 75.03% or 99,726,875 outstanding common shares in Promigás at a purchase price of COP 25,000 per share. The offer opened on June 31, 2012 and closed on September 12, 2012 with the purchase of 1,281,993 shares, representing 0.96% of outstanding shares in Promigás, for a total amount of USD 32.0 million.

Between November 9 and 23, 2012, Corficolombiana made a public offer for the purchase of up to 20% of outstanding common shares in Promigás. The offer of purchase launched on October 31, 2012 resulted in Corficolombiana purchasing 24,886,569 common shares, which represent 18.72% of outstanding shares in Promigás, for a total of COP 634.6 billion (USD 355.6 million). As a result of the new purchase offers, on November 30, 2012, Corficolombiana's direct and indirect economic interest in Promigás was 34.08% and 10.58% respectively.

Provision for Debt Securities and Equity securities

The following is the provision for debt securities and equity securities at June 30, 2013 and December 31, 2012:
		June 30, 2013	December 31, 2012
Debt securities:
Trading	COP	541	789
Available for sale		2,261	2,337
Total debt securities		2,802	3,126

Equity securities:
Available for sale		3,965	6,081
Total equity securities		3,965	6,081
	COP	6,767	9,207

Provision Movement
		June 30, 2013	December 31, 2012
Initial balance	COP	9,207	8,336
Plus:
Addition due to acquisitions or mergers		45	-
Provision charged to operational expenses		202	1,713
Less:
Charge-offs		(741)	-
Currency translation adjustments		16	(11)
Recovery of investment provisions		(1,962)	(831)
Final balance	COP	6,767	9,207

The net value reported in cash flow was COP (1,714) and COP 871 for June 30, 2013 and December 31, 2012 respectively.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Maturity of Investments
	June 30, 2013
		Up to 1 year	1 to 3 years	3 to 5 years	Greater than 5 years	Total

Debt Securities	COP	1,037,401	2,811,178	501,361	1,534,826	5,884,766
Held to maturity		3,006,959	426,129	495,466	88,104	4,016,658
Available for sale		923,900	3,245,663	1,715,821	5,975,569	11,860,953
	COP	4,968,259	6,482,970	2,712,648	7,598,500	21,792,377

	December 31, 2012
		Up to 1 year	1 to 3 years	3 to 5 years	Greater than 5 years	Total
Debt Securities	COP	1,488,255	689,124	480,489	2,091,714	4,749,582
Held to maturity		2,765,675	435,758	59,887	-	3,261,320
Available for sale		1,085,960	1,628,003	1,352,888	7,164,487	11,231,338
	COP	5,339,890	2,752,885	1,893,264	9,256,201	19,242,240

7.	Loan Portfolio and Financial Leasing Operations

The breakdown of the loan portfolio and financial leasing operations as of June 30, 2013 and December 31, 2012 is as follows:
		June 30, 2013	December 31, 2012
Ordinary loans	COP	62,011,982	58,475,550
Loans with funds from other entities		1,447,094	1,575,324
Non-recourse factoring		64,174	110,875
Confirmed letters of credit		337,632	164,900
Checking account overdrafts		1,109,652	1,262,979
Discounts		444,636	383,667
Credit cards		6,341,000	5,599,087
Anticipated recoveries		669,115	431,665
Loans to micro-businesses and SMEs		896,995	811,943
Microcredits		297,790	290,916
Home mortgage portfolio		4,895,792	4,229,476
Loans to employees		181,531	160,472
Reimbursed foreign loans		1,579	504
Leased immovable property		2,756,508	2,496,273
Leased movable assets		3,963,693	3,999,444
Other		3,878	36,279
	COP	85,423,050	80,029,354

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Loan Portfolio According to Risk

The loan portfolio and financial leasing operations as of June 30, 2013 and December 31, 2012 are classified according to the requirements of the Superintendency of Finance of Colombia, as follows:
		June 30, 2013		December 31, 2012
Risk category		Capital	Capital provision	Capital	Capital provision

Commercial:
Category A Normal	COP	45,769,362	763,708	42,945,087	611,547
Category B Acceptable		1,408,162	56,647	1,348,241	58,160
Category C Appreciable		684,598	65,261	634,289	75,004
Category D Significant		350,110	195,514	339,151	195,245
Category E Non-recoverable		255,525	229,962	247,425	227,418
Sub-total commercial		48,467,757	1,311,092	45,514,193	1,167,374
Consumer:
Category A Normal		23,151,688	619,025	21,951,117	564,423
Category B Acceptable		538,491	33,108	452,397	41,874
Category C Appreciable		521,534	72,358	390,007	63,560
Category D Significant		542,987	379,277	444,961	318,509
Category E Non-recoverable		172,662	169,091	141,715	136,981
Sub-total consumer		24,927,362	1,272,859	23,380,197	1,125,347
Microcredit:
Category A Normal		263,902	2,639	257,298	2,574
Category B Acceptable		8,958	291	8,653	285
Category C Appreciable		5,166	1,043	5,140	1,046
Category D Significant		4,245	2,119	3,835	1,896
Category E Non-recoverable		15,519	15,358	15,990	15,832
Sub-total microcredit		297,790	21,450	290,916	21,633
Mortgage:
Category A Normal		4,656,908	22,618	4,016,097	14,861
Category B Acceptable		89,921	1,541	91,875	1,566
Category C Appreciable		222,501	3,434	197,805	3,705
Category D Significant		16,831	3,588	16,996	3,052
Category E Non-recoverable		25,188	8,306	25,558	7,443
Sub-total mortgage		5,011,349	39,487	4,348,331	30,627
Financial leasing:
Category A Normal		6,275,374	59,247	6,089,487	99,391
Category B Acceptable		228,246	6,652	205,862	9,022
Category C Appreciable		81,271	7,862	66,694	6,649
Category D Significant		89,089	48,758	108,489	50,420
Category E Non-recoverable		44,812	34,632	25,185	22,406
Sub-total financial leasing		6,718,792	157,151	6,495,717	187,888
General provision		-	15,551	-	12,696
Total by category	COP	85,423,050	2,817,590	80,029,354	2,545,565

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Loan Portfolio by currency

		June 30, 2013			December 31, 2012
		Peso-denominated	Foreign currency-denominated	Total	Peso-denominated	Foreign currency-denominated	Total
By currency
Commercial	COP	36,836,021	11,631,736	48,467,757	36,059,961	9,454,232	45,514,193
Consumer		19,406,427	5,520,935	24,927,362	18,611,274	4,768,923	23,380,197
Microcredit		297,790	-	297,790	290,916	-	290,916
Mortgage		1,335,163	3,676,186	5,011,349	1,072,775	3,275,556	4,348,331
Financial leasing		6,302,579	416,213	6,718,792	6,144,952	350,765	6,495,717
Total by currency	COP	64,177,980	21,245,070	85,423,050	62,179,878	17,849,476	80,029,354

Restructured loans

The following table contains a summarized presentation of the restructured loan portfolio as of June 30, 2013.

Risk category		Capital	Capital provision
Commercial:
Law 116	COP	231,529	99,642
Law 550		84,115	46,198
Law 617		212,592	21,206
Ordinary and extraordinary		660,413	97,722
Creditor agreement proceedings		1,103	872
Liquidation		54,780	46,408
		1,244,532	312,048
Consumer:
Law 116		1,897	1,557
Ordinary and extraordinary		290,833	79,190
Creditor agreement proceedings		67	44
Liquidation		209	194
		293,006	80,985
Microcredit:
Law 116		91	5
Ordinary and extraordinary		8,606	1,729
		8,697	1,734
Mortgage:
Ordinary and extraordinary		42,381	2,091
42,381	2,091

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Risk category	Capital	Capital provision
Financial leasing
Law 116		13,148	6,715
Law 550		997	116
Ordinary and extraordinary		93,330	27,436
Creditor agreement proceedings		200	200
Liquidation		331	305
		108,006	34,772
Total restructurings and agreements	COP	1,696,622	431,630

Provision for Loan Portfolio and Financial Leasing Operations

The provision activity for loan portfolio and financial leasing operations as of June 30, 2013 and December 31, 2012, by category, is as follows:

		June 30, 2013	December 31, 2012
Initial balance	COP	2,545,565	2,397,724
Plus:
(+) Provision charged to expenses		1,396,837	1,222,973
Business combination		22,771	6,130
Effect of exchange rate		-	(3,472)
Less:
(-) Charged-off loans		(430,511)	(397,931)
(-)Reclassification of accounts receivable		(311)	-
(-) Recoveries of provisions		(716,761)	(679,859)
Final balance	COP	2,817,590	2,545,565

The net value reported in the cash flow for provisions for loan portfolio and financial leasing operations and other accounts receivable was COP 736,068 and COP 504,518 for June 30, 2013 and December 31, 2012 respectively.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

8.	Interest Accounts Receivable

The interest incurred that is receivable from loans and financial leasing and other accounts receivable as of June 30, 2013 and December 31, 2012 is comprised of:

		June 30, 2013	December 31, 2012
Interest:
Interbank funds sold and resale agreements	COP	1,897	342
Loan portfolio		757,873	747,339
Financial component of leasing operations		12,136	8,076
Other interest		41,380	37,463
		813,286	793,220
Provision for interest accounts receivable		(83,441)	(77,230)
Total interest accounts receivable		729,845	715,990

Accounts receivable other than interest, net
Commissions and fees		84,271	59,784
Dividends		76,653	32,189
Warehousing services		30,134	31,350
Leases		625	614
Leasing operation fees		39,030	34,952
Sale of goods and services		153,266	181,356
Payment on behalf of portfolio customers		207,025	214,182
Committed seller		37,046	37,045
Advance in supplier contracts		744,372	765,334
Advances to staff		2,066	2,217
Retirement pension contributions from employees(1)		4,479	4,324
Cash shortfalls		891	1,620
Exchange shortfalls		4,007	781
Insurance company claims		18,758	11,757
Sales tax		42,155	41,931
Transfer to the National Treasury - Inactive accounts (2)		-	34,651
National Government Law 546 of 1999		-	315
Servibanca and other networks		-	30,551
Banco República Citibank New York		-	2,645
Other ATH automatic teller machines		-	19,171
Other		546,024	413,944
		1,990,802	1,920,713
Provision for other accounts receivable		(135,767)	(115,462)
Total other accounts receivable	COP	1,855,035	1,805,251

(1)
This value includes the proportional part of the retirement pensions paid by Banco Popular S.A. that must be covered by the National Social Security Fund in liquidation. Banco Popular S.A. is currently collecting these monies.

(2)
Corresponds to the transfer of inactive accounts to the National Treasury in fulfillment of Decree 2332 of 1998 of the Ministry of Finance and External Circulars 01 of 1999 and 015 of 2011 of the Superintendency of Finance of Colombia.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Provision Activity for Other Accounts Receivable and Interest

The provision activity for other accounts receivable and interest during the periods is as follows:
		June 30, 2013	December 31, 2012
Initial balance	COP	192,692	186,177
Plus:
Provision charged to expenses		103,128	89,368
Business combination		10,245	777
Effect of exchange rate		427	(45)
Less:
Recoveries		(41,616)	(47,891)
Charge-offs		(39,463)	(28,780)
Other		(6,205)	(6,914)
Final balance	COP	219,208	192,692

9.	Acceptances and Derivatives

		June 30, 2013		December 31, 2012
		Assets	Liabilities	Assets	Liabilities
Acceptances:
Current	COP	170,701	171,195	67,083	85,556
Past due		9,085	9,102	1,195	1,212
Total acceptances		179,786	180,298	68,278	86,768

Spot Transactions		40	-	49	-

Speculative forward contracts:
Foreign currency sale rights		2,165,882	(8,511,720)	8,473,286	(278,407)
Foreign currency purchase rights		6,859,815	(1,640,426)	336,765	(7,357,530)
Foreign currency sale obligations		(2,168,266)	8,754,389	(8,246,054)	303,583
Foreign currency purchase obligations		(6,660,940)	1,659,119	(332,031)	7,528,124
Security sale rights		245,009	(421,412)	-	(1,236,077)
Security purchase rights		57,369	(80,688)	84,205	-
Security purchase obligations		(56,917)	84,173	(82,787)	-
Security sale obligations		(240,705)	424,844	-	1,263,286
		201,247	268,278	233,384	222,979
Forward coverage contracts in foreign currency
Foreign currency sale rights		135,674	(1,800,876)	1,844,931	(22,951)
Foreign currency purchase rights		445,743	-	-	(195,309)
Other rights		-	-	10	-
Other obligations		-	-	(40)	-
Foreign currency sale obligations		(134,969)	1,884,352	(1,762,227)	22,983
Foreign currency purchase obligations		(439,276)	-	-	199,007
		7,172	83,476	82,674	3,730

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

June 30, 2013		December 31, 2012
Assets	Liabilities	Assets	Liabilities
Futures contracts:
Currency sale rights		593,056		(443,631)	856,425	(58,475)
Currency purchase rights		1,449,909		(75,821)	102,858	(785,250)
Security sale rights		6,183		-	-	-
Security purchase rights		6,535		-	-	-
Currency sale obligations		(593,056)		443,631	(856,347)	58,475
Currency purchase obligations		(1,449,869)		75,821	(102,858)	785,297
Security sale obligations		(6,183)		-	-	-
Security purchase obligations		(6,535)		-	-	-
		40		1	78	47
Swaps:
Foreign currency sale rights		511,403		(601,876)	623,895	(453,043)
Interest rate rights		269,793		(304,292)	240,932	(184,103)
Foreign currency obligations		(471,868)		636,573	(579,265)	488,064
Interest rate obligations		(247,127	) )	339,333	(226,079)	216,013
		62,201		69,738	59,483	66,931
Options:
Issue or sale of foreign currency calls		9,159		14,809	4,288	1,197
Issue or sale of calls - other		25,573		1,185	-	-
Issue or sale of foreign currency puts		3,058		5,567	6,072	28,901
Issue or sale of puts - other		726		8,355	-	-
		38,516		29,916	10,360	30,098
Total acceptances and derivatives	COP	489,002		631,707	454,306	410,553

Grupo Aval's rights and obligations, originating in transactions relating to cash and cash equivalents, are as follows:

•
The banking subsidiaries of Grupo Aval currently have local and foreign currency investment portfolios, which allow them to offer their customers hedging transactions in foreign currency and interest rates.

•	Derivatives are used as a protection mechanism against exchange rate risks and improve the ability to anticipate the returns of their foreign currency investments.

•
Under the directives issued by the Superintendency of Finance of Colombia, the derivative portfolios of the banking subsidiaries of Grupo Aval are valued daily at market prices. The unrealized gains and losses are recognized in the consolidated income statements.

•	The rates and maturity of the forward contracts are the same as those of the futures contracts.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

10.	Property, Plant and Equipment, Net

The composition of the property, plant and equipment item as of June 30, 2013 and December 31, 2012, was as follows:

		June 30, 2013	December 31, 2012
Non-depreciable:
Land	COP	255,002	239,962
Ongoing imports		94,586	87,303
Ongoing construction		64,892	45,479
Rural properties		172,619	158,840
Total non-depreciable		587,099	531,584

Depreciable:
Buildings and warehouses		1,153,372	1,105,683
Equipment, furniture and office equipment		672,750	586,795
Computing equipment		874,670	781,800
Vehicles		69,918	65,701
Machinery and equipment		263,697	263,447
Silos		1,170	1,170
Livestock		489	489
Total depreciable		3,036,066	2,805,085
Accrued depreciation		(1,773,316)	(1,590,456)
Provision		(8,394)	(7,484)
Net properties and equipment	COP	1,841,455	1,738,729
Market value		5,867,436	5,475,320
Reappraisal	COP	2,241,034	2,138,651

Accrued depreciation of property and equipment as of June 30, 2013 and December 31, 2012, is as follows:

		June 30, 2013	December 31, 2012
Buildings, warehouses and silos	COP	(577,354)	(544,000)
Furniture and equipment		(421,930)	(359,662)
Computer equipment		(604,774)	(527,215)
Vehicles		(34,840)	(32,224)
Mobilization equipment and machinery		(166,419)	(162,269)
Rural properties		(3)	(3)
Deferred depreciation, net		32,004	34,917
	COP	(1,773,316)	(1,590,456)

Provision for property and equipment:

		June 30, 2013	December 31, 2012
Assets:
Land	COP	(1,043)	(2,029)
Buildings		(4,075)	(2,198)
Mobilization equipment and machinery		(2,101)	(2,102)
Computer equipment		(1,175)	(1,155)
Total provision	COP	(8,394)	(7,484)

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

11.	Operating Lease Operations, Net

Operating leases in which Grupo Aval, or any of its banking subsidiaries, acts as lessor as of June 30, 2013 and December 31, 2012, are as follows:

		June 30, 2013	December 31, 2012
Machinery and equipment	COP	99,761	79,539
Vehicles		63,295	55,490
Computer equipment		242,439	245,362
Software		115,306	117,021
Furniture and equipment		59,837	57,733
Immovable property		27,332	27,333
		607,970	582,478
Accrued depreciation		(228,773)	(201,245)
Provision for assets under operating leases		(6,047)	(5,526)
		(234,820)	(206,771)
	COP	373,150	375,707

The accrued depreciation of assets under operating lease is as follows:

		June 30, 2013	December 31, 2012
Machinery and equipment	COP	(29,185)	(25,056)
Vehicles		(10,192)	(7,260)
Computer equipment		(109,128)	(100,094)
Software		(54,166)	(46,625)
Furniture and equipment		(25,482)	(21,649)
Immovable property		(620)	(561)
	COP	(228,773)	(201,245)

The provision expense of assets under operating lease was calculated as follows:

		June 30, 2013	December 31, 2012
Machinery and equipment	COP	(142)	-
Vehicles		(8)	-
Furniture and equipment		(5,897)	(5,258)
Immovable property		-	(268)
	COP	(6,047)	(5,526)

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

12.	Foreclosed Assets, Net

The composition of the foreclosed assets account as of June 30, 2013 and December 31, 2012, was as follows:

		June 30, 2013	December 31, 2012
Repossessed assets from leasing contacts:
Movable assets:
Machinery and equipment	COP	5,672	2,649
Vehicles		11,502	3,354
Computer equipment		5	5
Immovable property		16,717	35,815
Immovable property and residential leases		1,322	2,216
		35,218	44,039
Foreclosed assets:
Housing immovable property		29,248	30,926
Other immovable property		153,157	148,609
Movable assets		11,594	10,528
		193,999	190,063
Provision for repossessed assets and foreclosed assets		(145,003)	(142,112)
	COP	84,214	91,990

Realizable assets:
Land	COP	2,259	2,259
Construction materials and raw materials		52,784	51,687
Ongoing construction		294	294
Products in process		75,547	70,294
Finished goods		27,453	22,436
Merchandise in transit		2,828	3,401
Merchandise		12,454	12,954
		173,619	163,325
Other:
Livestock inventory		3,518	3,590

Assets not used for the corporate purpose:
Land		4,420	4,956
Buildings		6,032	5,833
Vehicles		73	-
Less depreciation		(1,354)	(1,291)
		9,171	9,498
Provision for forclosed and other assets		(3,686)	(3,708)
Foreclosed and other assets, net		182,622	172,705
Total provision for foreclosed assets and repossessed assets		(148,689)	(145,820)
Total foreclosed assets	COP	266,836	264,695

Balance of Provision Activity for Realizable Assets and Foreclosed Assets

The changes in provisions for foreclosed assets and repossessed assets as of June 30, 2013 and December 31, 2012, was as follows:

		June 30, 2013	December 31, 2012
Initial balance	COP	145,820	145,960
Plus:
Provision charged to expenses		16,665	30,635
Business combination		161	1,213
Effect of exchange rate		1,787	(175)
Less:
Recoveries		(11,364)	(28,000)
Provision used in sales		(4,115)	(4,082)
Reclassifications		-	643
Charge-offs		(263)	(374)
Final balance	COP	148,689	145,820

The net value reported in cash flow was COP 5,216 and COP 7,725 for June 30, 2013 and December 31, 2012 respectively.

GRUPO AVAL ACCIONES Y VALORES S.A.
Consolidates Balance Sheets
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

13.	Prepaid Expenses and Deferred Charges, Net

The composition of prepaid expenses and deferred charges as of June 30, 2013 and December 31, 2012 is as follows:

		June 30, 2013	December 31, 2012
Prepaid Expenses:
Interest		13,500
Insurance		20,797	17,879
Leases		1,897	1,128
Equipment maintenance		1,503	1,322
Other		26,383	47,037
Total prepaid expenses		64,080	67,366

Deferred charges:
Organization and pre-operating		10,776	11,127
Remodeling		11,976	13,281
Studies and projects		184,147	182,424
Software		102,158	82,221
Supplies and stationery		40,372	30,702
Leasehold improvements		83,835	72,945
Discount for placement of investment securities		8,933	9,345
Commission for placement of investment securities		-	8
Deferred income tax		152,608	120,253
Advertising		53	1,819
Equity tax		266,531	351,134
Contributions and memberships		1,951	164
Loss for adjustment in valuation of securities		1,851	1,958
Road construction projects		1,131,760	963,174
Other deferred charges		163,871	188,190
Total deferred charges		2,160,821	2,028,745
	COP	2,224,902	2,096,111

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

14.	Goodwill, Net

The composition of goodwill as of June 30, 2013 and December 31, 2012 is as follows:

		June 30, 2013	December 31, 2012
Goodwill acquired by Aval through the purchase of shares in Banco Popular and Banco Occidente.	COP	697,901	411,992
Goodwill related to Megabanco acquisition.		477,867	489,100
Goodwill related to BAC (Banco de América Central) acquisition.		1,914,308	1,781,118
Goodwill related to Corporación Financiera Colombiana S.A.acquisition		133,909	135,734
Goodwill related to Banco Aliadas y Banco Unión acquisition		23,519	24,272
Goodwill related to AFP Horizonte Pensiones y Cesantías .S.A. acquisition		506,145	-
	COP	3,792,921	2,842,216

15.	Other Assets, Net

The composition of Other Assets as of June 30, 2013 and December 31, 2012 is as follows:
		June 30, 2013	December 31, 2012
Assets held for sale (1)	COP	502,535	478,187
Value added tax deductible and withholding tax		209,068	64,847
Restricted deposits		173,374	155,453
Investments in trust		27,809	28,675
Prepaid taxes		551,755	55,730
Assets available for lease contracts		304,397	279,442
Joint Ventures (2)		21,603	29,285
Other		113,468	95,352
		1,904,009	1,186,971
Less: Provisions		(62,886)	(61,066)
	COP	1,841,123	1,125,905

(1)	Includes inventories of real sector companies.
(2)	Includes capital expenses related to joint ventures for the collection of tolls operated by Corficolombiana.

16.	Reappraisal of Assets, Net

The following table describes the reappraisal of assets as of June 30, 2013 and December 31, 2012:

		June 30, 2013	December 31, 2012
Reappraisal of property, plant and equipment	COP	2,241,034	2,138,651
Revaluation of investments (1)		331,030	(51,810)
Reappraisal of other assets		10,767	10,766
Reappraisal of assets		2,582,831	2,097,607
Non-controlling assets		1,928,485	1,376,660
Equity revaluations	COP	654,346	720,947
(1)	Corresponds to the net value of reappraisal of investments.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

17.	Time Deposits

Time deposits (classified by maturity at the issuance date) as of June 30, 2013 and December 31, 2012 is as follows:

		June 30, 2013	December 31, 2012
Peso-denominated:
Less than six months	COP	3,005,260	2,629,508
Between six to twelve months		3,311,909	3,081,296
Between twelve to eighteen months		1,532,370	1,434,930
More than 18 months		11,999,399	11,492,855

Foreign currency-denominated:
Less than six months		3,858,705	3,091,167
Between six to twelve months		2,664,718	1,905,694
Between twelve to eighteen months		2,074,577	1,903,537
More than 18 months		1,633,952	1,325,980
	COP	30,080,890	26,864,967

18.	Borrowings from Banks and Others

The Colombian government has created programs for the promotion of the development of specific sectors of the economy. Those sectors include foreign trade, agriculture, tourism and many other industries. These programs are managed by the Colombian Central Bank and various governmental institutions, such as BANCOLDEX, FINAGRO and FINDETER.

		June 30, 2013
		Short-term (1 year)	Medium-term (1-3 years)	Long-term (3-5 years)	Long-term (more than 5 years)	Total
Banco de Comercio Exterior	COP	123,660	465,891	46,647	6,374	642,572
Fondo para el financiamiento del sector agropecuario FINAGRO		81,409	292,383	122,502	26,537	522,831
Financiera de desarrollo territorial FINDETER		48,227	603,157	103,507	170,894	925,785
Foreign banks (1)		3,423,959	1,711,261	464,162	632,399	6,231,781
Other		549,936	1,130,502	-	563,265	2,243,703
	COP	4,227,191	4,203,194	736,818	1,399,469	10,566,672

(1)
Includes a three-year borrowing of USD 500 million, equivalent to COP 892.3 million, acquired by Banco de Bogotá with different financial institutions, including Citigroup Global Markets Inc., HSBC Securities Inc., and J.P. Morgan Securities LLC, on December 19, 2011. The amounts used will accrue interest to three or six months at the LIBOR rate plus 225 bps, as decided by Banco de Bogotá.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

		December 31, 2012
		Short-term (1 year)	Medium-term (1-3 years)	Long-term (3-5 years)	Long-term (more than 5 years)	Total
Banco de Comercio Exterior	COP	218,351	489,804	67,118	14,487	789,760
Fondo para el financiamiento del sector agropecuario FINAGRO		28,312	310,806	148,376	61,611	549,105
Financiera de desarrollo territorial FINDETER		48,082	483,221	130,232	334,771	996,306
Foreign banks		18,010	2,774,645	1,017,004	448,730	4,258,389
Other		342,764	1,136,507	279,087	2,029,008	3,787,366
	COP	655,519	5,194,983	1,641,817	2,888,607	10,380,926

Loans granted under these programs assume interest rates between 3.0% and 6.0% above the average rates paid by local banks on their funds raised in short-term deposits. The term of the loan varies depending on the program (with terms of up to 10 years). Grupo Aval finances between approximately 0% and 15.0% of the total of each loan, and the remainder is financed by the corresponding government institution. Loans granted to customers are denominated in the same currency and take the same maturity as loans granted by government agencies.

The future maturity of borrowings from banks and others as of June 30, 2013 are:

Year		Amount
2013	COP	2,054,660
2014		2,441,890
2015		1,624,658
2016		772,239
2017 and thereafter		3,673,225
Total borrowings from banks and others	COP	10,566,672

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

19.	Accounts Payable

Accounts payable as of June 30, 2013 and December 31, 2012, is as follows:

		June 30, 2013	December 31, 2012
Interest
Deposits and current liabilities	COP	308,763	279,530
Money market operations		204	180
Borrowings from banks and others		104,731	98,922
Outstanding investment securities		85,261	86,094
Mandatory Convertible Bonds		-	1
Other		11,227	10,094
COP	510,186	474,821

Commissions and other:
Commissions and fees	COP	42,497	35,561
Income tax and complementary taxes		57,804	169,502
Equity tax		70,639	87,670
Other taxes		247,730	322,770
Dividends and excesses payable		428,995	421,028
Leases		5,611	5,127
Contributions to financial transactions		28,843	34,603
Sales tax payable		41,933	38,297
Committed buyers		6,708	6,020
Payments to suppliers		381,140	410,430
Contributions and memberships		5,127	8,516
Withholdings and labor contributions		198,673	217,493
Insurance premiums		344,968	288,432
Collection on behalf of third parties		496,065	104,449
Excess compensation		139,115	103,790
Cedulas Cafeteras		-	85,150
Term deposits due		25,888	30,098
Principal and interest bond (Paz)		28,476	28,573
Provision for digital wallet		118,233	-
Principal and interest on bonds (seguridad)		-	7,229
Checks drawn and not charged		53,699	33,988
Fees for professionals		-	3,862
Equity in Helm Fiduciaria		39,287	41,657
Branches accounts payable		45,414	-
Voluntary contributions to pensions		18,594	18,669
Card holder application payments		11,594	4,035
Derivatives accounts payable (forward liquidation)		80,628	-
Other		268,516	517,024
	COP	3,186,178	3,005,304

20.	Other Liabilities

Other liabilities and borrowings as of June 30, 2013 and December 31, 2012, is as follows:
		June 30, 2013	December 31, 2012
Labor obligations	COP	253,994	259,592
Deferred revenue		537,423	419,400
Deferred payments		65,816	65,514
Pension Obligations		306,803	305,420
Credit cards with deferred payment		20,044	11,694
Loans for deferred monetary correction		11,092	11,893
Deferred income tax		290,667	214,711
Paid accounts		24,701	25,804
Payments to apply for receivable borrowings		197,611	286,330
Other		88,411	98,578
	COP	1,796,562	1,698,936

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Breakdown of the pension obligations of Grupo Aval subsidiaries

Banco de Bogotá S. A. and Subsidiaries:

Retirement Pensions	Entity
	Banco de Bogotá S.A.	Corficolombiana S.A.	Almaviva S.A.
Actuarial method used.	According to Decrees 2984 / 2009 and 2783 / 2001, Resolution 1555 published on June 30, 2010.	As established in Decree 2984 / 2009, which amended Decree 2783 / 2001, based on a DANE rate of 3.53% and a real rate of 4.80%.	Overdue contingent divisional income, increasing annually. Decree 4565 / 2010.
Number of persons covered.	1,119 individuals, 665 of which are pensioners, 410 pensioner beneficiary, 33 retirees and 11 active employees.	225 direct pensioners.	Thirty seven (37) pensioners, twelve (12) of which are pensioners, twenty four (24) are beneficiaries and one (1) is a retiree.
Benefits covered.	Monthly pension and bonus.	Pizano, a subsidiary, offers its 189 pensioners a postmortem income depending on the participant's marital status, in addition to funeral expense assistance.	Payment of monthly pension and bonuses for pensioners, beneficiaries and those expected to receive pension.
The accumulated amortized percentage of the actuarial calculation as of the cutoff date of the financial statements, indicating the accumulated amortized percentage at the close of the preceding period.
	June 30, 2013 Dec. 31, 2012 85.14% 84.69%	June 30, 2013 Dec. 31, 2012 86.33% 86.84%	June 30, 2013 Dec. 31, 2012 100.0% 100.0%
The amortization plan for the actuarial calculation, up to one hundred percent (100%) of the accumulated amortization.	The annual provision is increased rationally and systematically so that one hundred percent (100%) has been amortized by December 31, 2029.	There is no amortization plan; one hundred percent (100%) of the amortized actuarial calculation has been achieved.	There is no amortization plan; one hundred percent (100%) of the amortized actuarial calculation has been achieved.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Banco de Occidente S. A. and Banco Popular S. A.:

Retirement pensions	Entity
	Banco de Occidente S.A.	Banco Popular S.A.
Actuarial method used	Overdue divisional income.	Overdue divisional income, as indicated in Article 112 of the Tax Code and incorporating the regulations of Decree 2783 / 2001 in reference to taxes.
Number of persons covered	38 individuals	1,965 by Banco Popular S.A. and 2 by Alpopular S.A. (subsidiary of Banco Popular) for a total of 1,967 individuals.
Benefits covered	Monthly pension payment and bonuses	One monthly payment, an additional monthly payment in June and December and death benefit.
The accumulated amortized percentage of the actuarial calculation as of the cutoff date of the financial statements, indicating the accumulated amortized percentage at the close the preceding period	June 30, 2013 Dec. 31, 2012 100.0% 100.0%	June 30, 2013 Dec. 31, 2012 80.51% 80.51%
The amortization plan for the actuarial calculation, up to one hundred percent (100%) of the accumulated amortization.	Not applicable	Amortized at an annual rate of 1.15% to be completed in 2029.
Value of the pension bonds issued and redemption period.	Not applicable
In 2012, Banco Popular issued two pension bonds for a total of COP 412.3 million, with redemption dates in 2009 and 2010 (1).
Alpopular (subsidiary of Banco Popular) has issued a pension bond for COP 50 million with a redemption date in 2022.

Insurance company contracted for the payment of pensions.	Not applicable	Not applicable
Specific funds or securities to back the payment of liabilities.	Not applicable	Not applicable

(1)
The redemption of these pension bonds is given by the date on which the pensioner met the requirements to be entitled to do so. The bonds were later issued in 2012 because the Pension Fund in which favor the money was wired does not allow procedures based on an earlier date.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

21.	Outstanding Investment Securities - Long-term Debt

Companies have been authorized by the Superintendency of Finance of Colombia to issue bonds or general securities. All bonds on behalf of Grupo Aval and its subordinate banks have been issued without warranty and represent the obligations of each issuer exclusively.

The following is the breakdown of liabilities as of June 30, 2013 and December 31, 2012 by date of issue and maturity:

Issuer	Issuance date		June 30		December 31	Maturity	Interest Rate

BAC Honduras	Dec-12		$11,288		$10,586	Dec-15	14.00%
	Jan-13		2,950		-	Dec-15	14.00%
	Feb-13		14		-	Dec-15	14.00%
	Mar-13		2,623		-	Dec-15	14.00%
	Apr-13		7,683		-	Dec-15	14.00%
	May-13		20,432		-	Dec-15 to May-16	6.00% to 15.00%
	Jun-13		9,430		-	Dec-15 to May-16	6.00% to 15.00%
			54,420		10,586

Banco de América Central	Jan-08		-		17,682
	Nov-08		28,935		26,523	Nov-13	2.33%
	Feb-09		28,935		26,523	Feb-14	2.41%
	Dec-11		7,716		7,073	Dec-16	4.25%
	Feb-12		3,858		3,536	Feb-17	4.25%
	Mar-12		7,716		7,073	Mar-17	4.25%
	May-12		11,279		10,339	May-17	4.25%
	Dec-12		19,290		23,475	Dec-14	5.00%
	Jan-13		9,645		-	Jan-15	5.00%
	Feb-13		57,871		-	Feb-20	5.50%
	Jun-13		19,420		-	July-13	4.00%
			194,665		122,224
Banco de Bogotá S.A.	Apr-08 (1)		213,458		212,313	Apr-15	ICP+7.00% at RVU+7.00% at FTD+3.00%
	Feb-10 (1)		211,320		209,758	Feb-17 to Feb-20	ICP + 5.33% to ICP +5.45% RVU + 5.29% to RVU +5.45%
	Dec-11		1,081,205		1,060,938	Jan-17	5.00%
	Feb-13 (2)		964,500		-	Feb-23	5.37%
			2,470,483		1,483,009
Banco de Occidente S.A.	Aug-06 (1)		75,000		75,000	Aug-13	ICP + 5.58%
	Aug-07 (1)		80,000		80,000	Sept-14	ICP + 5.90%
	Aug-08		186,910		186,910	Aug-13 to Aug-18	FTD + 3.10% ICP + 6.60% ICP + 7.00%
	Jun-07		53,842		53,842	Jan-14	ICP + 6.60%
	Mar-09		174,536		174,536	Mar-14 to Mar-19	ICP + 5.00% ICP + 5.75% ICP + 6.00%
	Nov-10	Ps	550,000	Ps	550,000	Nov-13 to Nov-15	ICP + 2.72% ICP + 3.15% FTD + 1.35% IBR + 1.42%
	Oct-06 (1)		44,680		44,680	Oct-13	ICP + 5.75%
	Mar-11		397,990		387,000	Mar-14 to Mar-16	ICP+2.49% ICP +3.05%, IBR + 1.50%

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Issuer	Issuance date	June 30	December 31	Maturity	Interest Rate
Banco de Occidente S.A. (continued)
	Sep-11	247,119	247,119	Sept-14 to Sep-21	6.65% EAR 7.25% EAR ICP + 4.00%
					ICP + 4.20% ICP + 4.50% IBR + 1.80%
	Feb-12 (1)	200,000	200,000	Feb-19 to Feb-22	ICP + 4.34% ICP + 4.65%

	Aug-12	300,000	300,000	Aug-15 to Aug-27	ICP + 4.10% ICP + 4.27% FTD + 1.67%
	Jan-13 (1)	200,000	-	Jan-25	ICP + 3.58%
	May-13	253,390		May-16 to May-28	CPI + 2.90% CPI + 3.10% IBR + 1.30%
		2,763,467	2,299,087

Banco Popular S.A.	Sep-06 (1)	100,000	100,000	Sept-13	ICP + 5.49%
	Jul-08 (1)	100,000	100,000	Jul-15	ICP + 7.00%
	Jun-10	-	47,575	Jan-13	ICP + 3.23%
	Oct-10	189,500	189,500	Oct-13	IBR + 1.40% ICP+2.64%
	Feb-10	41,836	260,800	Feb-15	ICP + 3.90%
	Aug-11	258,376	400,000	Aug-13 to Aug-15	ICP + 3.68% IBR + 1.81%
	Jan-12	400,000	400,000	Jan-13 to Jan-17	IBR + 1.80% FTD + 1.82% ICP +3.90%
	Sep-12	400,000	400,000	Sep-14 to Sep-17	6.30% 6.39% ICP+3.69%
	Feb-13	400,000	-	Feb-15 to Feb-20	IBR + 1.33% ICP + 3.14%
		1,889,712	1,897,875

Concesionaria Vial de los Andes S.A.	Jul-07	29,150	29,150	Jul-14	ICP + 5.70%
		29,150	29,150
BAC Credomatic Guatemala	Jan-11	-	45	Jan-13
	Jan-12	-	12,122	Jan-13
	Feb-12	-	14,116	Feb-13
	Mar-12	-	11,372	Apr-13	5.84% to 8.25%
	Apr-12	-	12,596	May-13	5.84% to 8.25%
	May-12	-	15,326	May-13	5.84% to 8.50%
	Jun-12	-	21,508	Jun-13	5.84% to 8.50%
	Jul-12	18,043	18,100	Aug-13	5.84% to 8.50%
	Aug-12	20,018	19,910	Sep-13	5.84% to 8.40%
	Sep-12	24,331	25,881	Oct-13	5.84% to 8.50%
	Oct-12	21,558	23,239	Nov-13 to Apr-14	4.75% to 8.50%
	Nov-12	16,257	14,999	Dec-13	4.65% to 8.50%
	Dec-12	5,802	9,979	Dec-13	4.65% to 8.25%
	Jan-13	28,725	-	Jul-13 to Jul-14	4.94% to 8.50%
	Feb-13	24,069	-	Aug-13 to Feb-14	4.65% to 8.50%
	Mar-13	17,282	-	Sep-13 to Mar-14	4.75% to 8.50%
	Apr-13	22,852	-	Oct-13 to May-14	4.75% to 8.50%
	May-13	26,011	-	Nov-13 to Jun-14	4.65% to 8.25%
	Jun-13	28,444	-	Dec-13 to Dec-14	4.75% to 8.25%
		253,392	199,193
Grupo Aval Acciones y Valores S.A.	Oct-05	$100,000	$100,000	Oct-15	ICP + 3.37%

	Dec-09	624,249	624,249	Dec-14 to Dec-24	ICP + 3.69% to 5.20%
		724,249	724,249

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Issuer	Issuance date	June 30	December 31	Maturity	Interest Rate
Grupo Aval Limited	Feb-12	1,157,400	1,060,938	Feb-17	5.25%
	Sept-12	1,894,267	1,736,402	Sept-22	4.75%
		3,051,667	2,797,340

Industrias Lenher S.A.	Jun-00	1,053	1,053	Jun-13	FTD + 4.55%
		1,053	1,053

Leasing Corficolombiana	Jan-05	-	24	Jan-13
	Jan-05	-	3,000
	Jan-05	-	149	Apr-13	FTD + 2.70% to FTD + 3.00%
	Jan-05	-	7	Jun-13	FTD + 2.70%
	Jan-05	3,000	3,000	Sept-13	FTD + 3.10%
	Jan-05	2,500	2,500	Oct-13	FTD + 3.10%

	Jan-05	93	123	May-13 to May-14	FTD + 2.40% to FTD 2.50%
	Jan-05	-	400	Jun-13	FTD + 2.20%
	Mar-10	-	86,032	Mar-13 to Oct-14	FTD + 2.00% to FTD 2.10%
	Oct-11	30,000	30,000	Oct-13 to Oct-14	FTD + 2.00% to FTD 2.10%
		35,593	125,235

Proyectos de Infraestructura S.A	May-09	80,000	80,000	May-16 to May-19	ICP + 6.59% to ICP + 6.90
		80,000	80,000

		$11,547,851	$9,769,001

The scheduled maturities of bond as of June 30, 2013 are as follows:

Year		Value
2013	COP	1,314,398
2014		1,053,233
2015		1,178,269
2016		637,115
2017 and thereafter		7,364,836
Total debt securities	COP	11,547,851

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

22.	Estimated Liabilities

The composition of estimated liabilities as of June 30, 2013 and December 31, 2012, is as follows:

June 30, 2013	December 31, 2012
Interest	COP	1,650	2,617
Labor obligations		41,433	30,092
Income tax payable (1)		608,661	410,782
Industry, commerce and other taxes		53,537	44,173
Contributions and memberships		7,118	6,550
Fines and penalties Superintendency of Finance(2)		576	450
Fines and penalties, litigation fees, indemnities and lawsuits (2)		60,437	64,419
Guarantee fund provisions		-	21,822
Deposit insurance provisions		-	10,287
Advertising and customer loyalty		-	6,234
Equipment maintenance		-	542
Data processing		-	665
Judicial and legal expenses		-	145
Money transport		-	1,091
Security expenses		-	9
Labor contingencies (2)		-	43,649
Credit Cards		313,940	5,264
Others		63,162	162,920
	COP	1,087,865	811,711

(1)
The consolidation of taxes payable on account of income tax and complementary taxes is not allowed based on Colombian tax standards and therefore, cannot be used to offset the taxable income of any other consolidated subsidiary. For the purposes of consolidation of local subsidiaries, the applicable tax rate has been reduced from 33% to 25% as of 2013, and the Income Tax for Equality (CREE) has been created, with a rate of 9% between 2013 and 2015, and 8% as of 2016. The clearing and adjustments carried out to determine this tax contain some differences with respect to that for income tax, which is calculated with ordinary taxable income.

(2)	Contingencies, fines and others

Includes lawsuits and litigation considered to be likely (more than 50%) for which the amount can be reasonably estimated. In addition, a contingent liability on account of lawsuits or litigation is to be entered in the balance sheet provided that a court hands down a verdict against Grupo Aval or any of its subsidiaries.

The base to determine income tax and complementary taxes can be no less than 3% of the taxpayer's net equity on the last day of the preceding fiscal year;

Extraordinary gains are treated separately from ordinary income and are subject to the rates indicated in the item above. Extraordinary gains include entries such as profits from the sale of fixed assets available for sale for two or more years, and the sale of companies also for sale for two or more years.

In the case of the companies based in Panama belonging to the Grupo Aval, income taxes are governed by Panamanian law. The profits of the companies mentioned above are not subject to income tax in Panama.

23.	Non-controlling Interest

Non-controlling interest as of June 30, 2013 and December 31, 2012 was originated as follows:

		June 30, 2013	December 31, 2012
Banco de Bogotá S.A. and its subsidiaries	COP	4,600,768	4,293,879
Banco de Occidente S.A. and its subsidiaries		872,877	896,985
Banco Popular S.A. and its subsidiaries		168,806	169,101
Banco AV Villas S.A. and its subsidiaries		222,680	215,412
Total	COP	5,865,131	5,575,377

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

24.	Shareholders’ Equity

The number of shares authorized, issued and outstanding as of June 30, 2013 and December 31, 2012 were as follows:
		June 30, 2013	December 31, 2012
Number of shares authorized, issued and outstanding		120,000,000,000	120,000,000,000
Number of shares:
Subscribed and paid		18,551,766,453	18,551,766,453
Total Shares		18,551,766,453	18,551,766,453
Subscribed and paid-in capital	COP	18,552	18,552

In March 2012, the 466,457 preferred shares listed in the name of Grupo Aval Acciones y Valores S.A. were sold. These shares resulted from the non-payment mechanism applied to those shareholders who did not pay the total amount before the due date in the issuance of May 2011 and generated an additional paid-in capital of a total of COP 615,298,943.

The Preferred Shares issued give the right to receive a minimum preferred dividend on the profits of the period, after the losses affecting capital are covered, deducting the contribution that must be allocated for legal reserve by law and before creating or increasing any other reserve. The minimum preferred dividend is one peso (COP 1) a semester per share, provided that this preferred dividend exceeds the dividend declared for common shares. On the contrary, i.e., if the minimum preferred dividend is not greater than the dividend that corresponds to the common shares, only the declared dividend value for each common share shall be recognized for each preferred share. The accumulation of dividends shall not be permitted.

Appropriated Retained Earnings

The composition of retained earnings as of June 30, 2013 and December 31, 2012, is as follows:

		June 30, 2013	December 31, 2012
Legal reserve	COP	9,276	9,276
Occasional reserve at the disposal of the highest corporate body		2,555,237	2,244,918
Total	COP	2,564,513	2,254,194

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

Retained Earnings

Legal Reserve

According to current legal provisions, Grupo Aval and its bank subsidiaries are required to create a legal reserve, appropriating ten percent (10%) of the net income for each year up to an amount equal to fifty percent (50%) of the subscribed share capital. The reserve can be reduced to less than fifty percent (50%) of the subscribed share capital to cover losses in excess retained earnings. The legal reserve must be at least equal to the percentage indicated above except to cover losses in excess of retained earnings.

Mandatory and Voluntary Reserves

Mandatory and voluntary reserves are defined during semi-annual shareholder meetings.

Inflation Adjustments on Shareholders’ Equity

Up to December 2006, the equity of Grupo Aval was subject to inflation adjustments (in the case of subsidiaries of the financial sector, it was applied up to December 2000). The cumulative effect of these adjustments on non-monetary assets and liabilities is included in each of the adjusted accounts, and adjustments to equity accounts are included in the "equity inflation adjustments" item.

Dividends Declared

The consolidated financial statements are prepared for presentation to shareholders but are not to be taken as the basis for distribution of dividends or the approval of profits. Dividends are distributed based on the unconsolidated net income of Grupo Aval.

Dividends are declared and paid to shareholders based on the unconsolidated net income of the preceding semester. The dividends paid out were as follows:

		June 30, 2013	December 31, 2012
Unconsolidated income from the preceding year	COP	1,613,520	1,524,971

Dividends paid in cash		COP 25.20 per share payable in six installments of COP 4.20 per share from April to September 2013 (based on net income for the second semester of 2012).	COP 24.0 per share payable in six installments of COP 4.0 per share payable from October 2012 to March 2013 (based on net income for the first semester of 2012)

Common shares outstanding		13,569,819,054	13,622,022,124

Preferred shares outstanding		4,981,947,399	4,929,744,329

Total shares outstanding		18,551,766,453	18,551,766,453

Total dividends declared	COP	467,504	445,242

In Shareholders' Meeting held on December 7, 2010, an amendment of the bylaws was approved, so that common shares could be converted into preferred shares. This bylaw amendment was approved by the Superintendency of Finance of Colombia with Resolution No. 2443 of December 23, 2010. The exchange ratio determined was 1 common share for 1 preferred share. Shares shall only be converted when this is approved or authorized by the Shareholders' General Meeting, according to the case.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

25.	Memorandum Accounts

The composition of the memorandum accounts as of June 30, 2013 and December 31, 2012, is as follows:

		June 30, 2013	December 31, 2012
Trust Companies:
Investment	COP	972,216	642,756
Management		20,825,300	17,183,024
Guarantees and others		6,580,008	6,342,955
Real estate		6,403,991	5,388,643
Pension Liabilities		22,453,103	21,968,613
Investment funds		7,646,012	9,286,459
Funds from the General Social Security System and others		1,992,604	3,500,035
Total trust companies:		66,873,234	64,312,485
Accounts receivable:
Securities provided in repo and simultaneous operations		3,815,499	4,198,706
Loan portfolio interest		329,586	300,060
Financial leasing interest		24,078	27,696
Monetary correction loan portfolio		796	641
Operating lease agreement fees and penalties		2,102	4,980
Rights in options – speculation		1,415,407	1,027,956
Home Financing Portfolio Relief Law 546 / 1999		3,407	3,613
Lease agreement fees		8,206,198	8,285,419
Purchase options receivable		418,215	422,467
Other accounts receivable contingencies		1,003,444	845,193
Total accounts receivable		15,218,732	15,116,731

Accounts payable:
Unused credit card limits		10,296,368	10,931,976
Lawsuits filed against the entity		630,759	657,534
Letters of credit issued and confirmed		888,034	529,208
Uncommitted lines of credit		2,931,841	3,093,254
Bank guarantees		2,014,365	2,113,102
Approved loans undisbursed		1,813,851	1,820,964
Official accounts payable (Law 546)		8,506	8,921
Other		1,939,461	2,053,128
Total accounts payable		20,523,185	21,208,087

Memorandum Accounts Receivable:
Tax value of assets		126,807,250	107,394,300
Assets and securities provided in custody		7,340,304	6,026,815
Assets and securities provided as collateral		621,245	1,427,298
Trading securities in the form of debt securities		5,282,512	4,322,995
Charged-off assets		4,661,279	4,254,737
Investments held to maturity		3,038,163	2,981,567
Inflation adjustments on assets		1,043,900	1,044,323
Accounts with interest from investment securities in debt securities		323,262	180,048
Investments in debt securities available for sale		7,146,846	6,819,994
Recoverable remittances		48,895	45,593
Amortization of investments in debt securities		2,063,428	1,973,486
Other		84,967,228	78,596,838
Total memorandum accounts receivable		243,344,312	215,067,994

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

		June 30, 2013	December 31, 2012
Memorandum Accounts Payable:
Assets and securities received as collateral		58,051,942	54,391,148
Commercial loan portfolio rating		48,489,457	45,534,791
Assets and securities received in custody		6,038,489	6,141,590
Tax value on shareholder equity		20,309,093	17,421,898
Consumer loan portfolio rating		24,886,441	23,338,582
Inflation adjustment on equity		1,903,328	1,897,704
Microcredit loan portfolio rating		297,790	290,916
Merchandise in own warehouses		1,833,242	1,876,757
Financial lease rating		6,760,218	6,551,745
Operational lease rating		391,333	389,312
Mortgage portfolio rating		4,898,716	4,232,412
Other		52,573,326	25,413,836
Total memorandum accounts payable		226,411,675	187,480,691
	COP	572,371,138	503,185,988

26.	Contingencies Accounts, net

The breakdown of contingencies accounts as of June 30, 2013 and December 31, 2012, is as follows:

		June 30, 2013	December 31, 2012

Accounts receivable:
Loan portfolio interest	COP	3,815,499	4,198,706
Financial leasing interest		329,586	300,060
Monetary correction of loan portfolio		24,078	27,696
Leasing agreement fees and penalties		796	641
Rights in speculation options		2,102	4,980
Lease agreement fees		1,415,407	1,027,956
Options		8,206,198	8,285,419
Securities provided in repo and simultaneous operations		418,215	422,467
Other accounts receivable contingencies		1,006,851	848,806
		15,218,732	15,116,731
Accounts payable:
Securities received in repo and simultaneous operations		1,265,179	805,740
Collateral and guaranties		409,909	1,015,254
Letters of Credit		2,007,365	2,106,102
Approved loans undisbursed		888,034	529,208
Opening of credit		1,813,851	1,820,964
Option obligations		13,228,209	14,025,229
Other accounts payable contingencies		910,638	905,590
		20,523,185	21,208,087
Total, net	COP	5,304,453	6,091,356

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

27.	Administrative Expenses and Others

Other operating expenses from the periods ended June 30, 2013 and December 31, 2012 include the following entries:

		June 30, 2013	December 31, 2012
Professional fees	COP	89,007	82,578
Taxes (other than income tax and complementary taxes)		313,268	291,629
Rent		128,474	118,372
Contributions and memberships		107,688	100,970
Insurance		25,140	22,161
Maintenance and repairs		85,597	94,315
Deferred charges amortization		156,147	159,194
Janitorial and surveillance services		56,238	53,737
Temporary services		65,433	67,010
Public relations		103,673	111,812
Utilities		122,108	120,925
Transportation		70,204	68,179
Operating costs of the non-financial sector		4,539	5,402
Electronic data processing		23,718	27,455
Office supplies		29,172	32,900
Others		611,846	640,734
	COP	1,992,252	1,997,373
28.	Non-operating Income (Expenses), Net

Non-operating income (expenses) for the periods ended June 30, 2013 and December 31, 2012 include the following:

		June 30, 2013	December 31, 2012
Non-operating income:
Gain on sale of foreclosed assets	COP	4,241	92,810
Gain on sale of property, plant and equipment		26,127	104,854
Recovery of other provisions		172,510	148,702
Others		148,256	61,600
Total non-operating income		351,134	407,966

Non-operating expenses
Loss on sale of property, plant and equipment		(927)	(165)
Termination payments		(824)	(8.004)
Sanctions		(9.417)	(73)
Others		(142.441)	(74.945)
Total non-operating expenses		(153.609)	(83.187)
	COP	197,525	324,779

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

29.	Transactions with Related Parties

Main shareholders, members of the Board of Directors, and the companies in which Grupo Aval Acciones y Valores S.A. holds investments greater than ten percent (10%) or in which there are economic, administrative or financial interests are considered related parties.  Companies in which shareholders or members of the Board of Directors hold stakes greater than ten percent (10%) are also considered related parties.

During the first semester of 2013 and the second semester of 2012, transactions with related parties were carried out at current fair market prices and conditions for similar transactions. The following are the balances as of June 30, 2013 and December 31, 2012:

	CONSOLIDATED June 30, 2013
ASSETS	Directors who are legal representatives	Board of Directors Members	Entities part of the combination	Shareholders with more than 10% share	Affiliated companies	Companies related to directors	Shareholders with an obligation greater than 5% of the equity
Cash	-	-	-	-	177,466
Investments	-	-	-	-	1,032,931	-	-
Financial leasing	2,342	2,541	-	-	39,589	-	292,245
Accounts Receivable	15	1,705	-	-	2,689,530	-	1,377
Valuations	-	-	-	-	-	-	-
Other assets	-	3,202	-	-	2,950,399	-	36
LIABILITIES
Deposits	1,636	19,138	-	-	1,093,500	-	544,784
Accounts payable	-	104	-	-	2,780,856	-	-
Bonds	-	-	-	-	113,438	-	-
Other liabilities	67	93	-	-	35,096	-	-
EQUITY
Unrealized gains or losses	-	-	-	-	-	-	-
INCOME
Interest	54	2,096	-	-	63,988	-	10,692
Commissions	74	84	-	-	6,819	-	6,832
Leases	-	-	-	-	5,457	-	-
Other income	1	8	-	-	319,468	-	101
EXPENSES
Interest	125	256	-	-	63,633	-	10,115
Commissions	-	-	-	-	4,362	-	46
Fees	-	-	-	-	-	-	17
Leases	-	-	-	-	-	-	338
Other expenses	2,882	1,941	-	-	214,572	-	866,799

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

	CONSOLIDATED December 31, 2012
ASSETS	Directors who are legal representatives	Board of Directors Members	Entities part of the combination	Shareholders with more than 10% share	Affiliated companies	Companies related to directors	Shareholders with an obligation greater than 5% of the Equity
Cash	$-	-	-	-	2,318,692	-	-
Investments	36,644	-	176	574	751,974	-	-
Provisions	-	-	-	-	-	-	-
Financial leasing	4,014	2,424	34,834	-	93,666	600,954	200,000
Accounts Receivable	29,607	-	13,336	-	2,401,968	-	-
Valuations	-	-	-	-	-	-	-
Other assets	1,034	-	-	-	1,254,021	-	-

LIABILITIES
Deposits	1,530,837	2,695	118,379	2,320	2,356,018	293,345	497,966
Accounts payable	112,733	-	12,110	181	5,435,437	-	-
Other liabilities	1,773,414	-	13,092	-	91,384	-	-
EQUITY
Unrealized gains or losses	-	-	-		-	-	-

INCOME
Interest	-	17	328		132,555	-	-
Commissions	179	2	9,997		85,932	-	10,686
Leases	242	-	1,143		-	-	-
Other income	31,174	-	64,174		177,003	-	-

EXPENSES
Interest	9,295	-	1,150		139,564	-	6,390
Commissions	-	-	2,219		23,071	-	-
Fees	-	-	-		16,262	-	-
Leases	-	-	223		6,079	-	-
Other expenses	-	-	766		209,868	-	-

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

30.	Other Disclosures

The following are the personnel expenses and the total number of employees of the Parent Company and the Consolidated Entities as of June 30, 2013 and December 31, 2012:

	June 30, 2013			December 31, 2012
	Total Employees		Personnel Expenses	Total Employees	Personnel Expenses
Directors	309	COP	88,441	306	92,738
Others	53,186		1,114,668	55,822	1,038,174
Total	53,495	COP	1,203,110	56,128	1,130,912

31.	Convergence with International Accounting Standards

In accordance with Law 1314 of 2009 and Regulatory Decrees 2706 and 2784 of 2012, the Company is required to start the convergence process of accounting and financial information standards applied in Colombia with international standards. To achieve this aim, the Consejo Técnico de la Contaduría Pública (Technical Council for Public Accounting) put the companies into groups through its Strategic Direction. The Company belongs to Group 1, for which the transition period starts on January 1, 2014 and the issuance of the first financial statements under international financial information standards starts in 2015.

Within the first two months of 2013, Grupo Aval Acciones y Valores S.A. and its subsidiaries (which form a part of Group 1 defined by the Superintendency of Finance) presented the plan for the implementation of International Financial Reporting Standards. This plan was approved by the Board of Directors at its meeting on February 13, 2013.

32.	Important Events

- On June 26, 2013, an agreement was executed for the acquisition of 100% of Grupo Financiero Reformador in Guatemala, through “Credomatic International Corporation” (CIC), a subsidiary of Banco de Bogotá and holding of BAC Credomatic operations in Central America. The transaction is subject to the relevant regulatory approvals.

- On June 20, 2013, Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”) and AFP Horizonte Pensiones y Cesantías S.A. (“Horizonte”) collectively submitted to the Superintendency of Finance of Colombia an advance notice of merger under expedited proceedings, under the terms of Article 56 of the General Regulation of the Financial System, to start the no-objection procedure for the merger of Porvenir and Horizonte, whereby Porvenir would be the acquiring company.

- On April 18, 2013, Grupo Aval Acciones y Valores S.A. (“Grupo Aval”), Banco de Bogotá S.A. and Banco de Occidente S.A., together with Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A., after having obtained the required authorizations, (Resolution No. 0628 of April 2013 of the Superintendency of Finance of Colombia) completed the purchase of 99.99% of the shares of “BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.". The total adjusted price rose to USD 541.37 million.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Consolidated Financial Statements
At June 30, 2013, compared to figures at December 31, 2012
(In millions of pesos)

33.	Subsequent Events

-     At its meeting on July 24, 2013, the Board of Directors of Grupo Aval Acciones y Valores S.A. approved the presentation to the Shareholders' General Meeting of Banco de Bogotá S.A., of a proposal for increasing the subscribed capital of said entity by USD 500 million, to increase its capital to acquire Banco Bilbao Vizcaya Argentaria (Panama) S.A. under the terms reported to the market on July 19, 2013.

-     On July 19, 2013, an agreement was executed for the acquisition of 100% of the direct and indirect share of BBVA in the Banco Bilbao Vizcaya Argentaria (Panama), S.A. (“BBVA Panama”) entity, through Leasing Bogotá S.A., Panama, a subsidiary of Banco de Bogotá. The share of BBVA in BBVA Panama represents approximately 98.92% of its share capital.